Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

TABLE OF CONTENTS

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET	2

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT	4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME	5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	6

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS	8

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION	10

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES	25

NOTE 3. TRANSITION TO IFRS	27

NOTE 4. FINANCIAL ASSETS AND LIABILITIES	39

NOTE 5. EQUITY INVESTMENTS AND RELATED PARTIES	42

NOTE 6. INFORMATION ABOUT THE SHAREHOLDERS’ EQUITY AND THE STATEMENT OF CASH FLOWS	45

NOTE 7. NON-FINANCIAL ASSETS	46

NOTE 8. OTHER DISCLOSURES REQUIRED BY IFRS	47

NOTE 9. INCOME STATEMENT BREAKDOWN	54

NOTE 10. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK	56

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES	72

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING ACTIVITIES BY STATUS AND GUARANTEES RECEIVED	74

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING ACTIVITIES	76

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING ACTIVITIES	77

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT	78

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS	79

SCHEDULE H – CONCENTRATION OF DEPOSITS	80

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERM	81

SCHEDULE J – CHANGES IN PROVISIONS	82

SCHEDULE L – FOREIGN CURRENCY BALANCES	83

SCHEDULE O – DERIVATIVE INSTRUMENTS	85

SCHEDULE R – VALUE ADJUSTMENT BY LOSSES – ALLOWANCE FOR LOAN LOSSES	86

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017	87

INFORMATIVE REVIEW AS OF JUNE 30, 2018	105

SEPARATE CONDENSED INTERIM BALANCE SHEET	111

SEPARATE CONDENSED INTERIM INCOME STATEMENT	112

SEPARATE CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME	113

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	114

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS	115

GRUPO FINANCIERO GALICIA S.A.

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION	116

NOTE 3. TRANSITION TO IFRS	125

NOTE 4. FAIR VALUES	129

NOTE 5. EQUITY INVESTMENTS AND RELATED PARTIES	130

NOTE 6. INFORMATION ABOUT THE SHAREHOLDERS’ EQUITY AND THE STATEMENT OF CASH FLOWS	132

NOTE 7. NON-FINANCIAL ASSETS	133

NOTE 8. OTHER DISCLOSURES REQUIRED BY IFRS	133

NOTE 9. INCOME STATEMENT BREAKDOWN	135

NOTE 10. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK	136

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES	139

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT	140

SCHEDULE L – FOREIGN CURRENCY BALANCES	141

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017	142

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS	148

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS	150

INDEPENDENT AUDITOR’S REVIEW REPORT	152

INDEPENDENT AUDITOR’S LIMITED REVIEW REPORT	155

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE	158

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 20, commenced January 1, 2018

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in Shareholders’ Equity as of 06.30.18: 19.71%

Interest Held by the Controlling Company in Votes as of 06.30.18: 55.11%

Capital Status as of 06.30.18 (Note 6):

Figures Stated in Thousands of Pesos, except for “Amount” and “Voting Rights per Share”

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,145,542,947	Ordinary Class “B”, Face Value of 1	1	1,145,543	1,145,543	1,145,543
1,426,764,597			1,426,765	1,426,765	1,426,765

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	06.30.18	12.31.17	01.01.17
Assets
Cash and Bank Deposits	6	91,739,381	58,943,265	65,767,565
Cash		16,267,861	8,783,324	7,335,069
Financial Institutions and Correspondents		75,471,520	50,159,941	58,432,496
Argentine Central Bank (B.C.R.A.)		74,406,526	49,296,177	55,927,231
Other Local and Foreign Financial Institutions		1,064,994	863,764	2,505,265
Fair Value Debt Securities with Changes to Income	4	31,228,796	28,978,240	16,289,564
Derivative Instruments	4	2,245,940	537,000	124,521
Repo Transactions		2,981,926	9,676,101	-
Other Financial Assets		7,708,829	6,918,421	3,505,854
Loans and Other Financing Activities (Schedules B, C, D, R)		252,148,301	194,534,392	135,614,971
Non-Financial Public Sector		502	5,795	14,359
Argentine Central Bank		4,298	2,441	2,886
Other Financial Institutions		7,786,695	4,661,902	2,752,463
To the Non-Financial Private Sector and Residents Abroad		244,356,806	189,864,254	132,845,263
Other Debt Securities (Schedules A, B, C and D)		8,359,998	2,708,652	961,963
Financial Assets Pledged as Collateral	4	11,192,348	6,330,557	5,478,854
Current Income Tax Assets	8	824,107	107,331	27,531
Investments in Equity Instruments		94,272	75,806	101,563
Investments in Subsidiaries, Associates and Joint Ventures	5	-	-	155,669
Property, Plant and Equipment (Schedule F)	7	10,033,817	9,799,788	8,694,728
Intangible Assets (Schedule G)	7	1,088,109	905,915	831,143
Deferred Income Tax Assets	8	658,515	558,004	563,412
Other Non-Financial Assets		4,106,698	3,095,916	2,324,417
Non-current Assets Held for Sale	7	243,563	5,885,054	5,926,083
Total Assets		424,654,600	329,054,442	246,367,838

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	06.30.18	12.31.17	01.01.17
Liabilities
Deposits (Schedules H and I)		261,096,075	200,716,904	150,377,065
Non-Financial Public Sector		9,809,953	1,164,127	1,294,439
Financial Sector		244,794	115,152	62,957
Non-Financial Private Sector and Residents Abroad		251,041,328	199,437,625	149,019,669
Fair Value Liabilities with Changes to Income	4	1,835,989	-	-
Derivative Instruments		3,681,127	584,856	157,599
Repo Transactions (Schedule I)		2,455,412	1,131,127	1,644,210
Other Financial Liabilities (Schedule I)		39,369,751	39,281,886	33,035,881
Loans from the Argentine Central Bank and Other Financial Institutions (Schedule I)		22,230,494	7,869,048	6,896,822
Notes Issued (Schedule I)	8	25,293,606	13,739,066	11,857,718
Current Income Tax Liabilities	8	2,941,901	3,074,155	1,822,149
Subordinated Notes (Schedule I)	8	7,444,181	4,828,018	4,065,255
Provisions	8	1,083,760	557,455	334,876
Deferred Income Tax Liabilities	8	198,228	706,301	955,534
Other Non-Financial Liabilities		9,069,312	13,387,496	10,573,129
Total Liabilities		376,699,836	285,876,312	221,720,238
Shareholders’ Equity
Capital Stock	6	1,426,765	1,426,765	1,300,265
Non-capitalized Contributions		10,951,132	10,951,132	219,596
Capital Adjustment		278,131	278,131	278,131
Profit Reserves		25,024,870	17,390,568	12,536,831
Retained Income		2,849,590	2,558,835	-
Other Accumulated Comprehensive Income		19,764	17,279	284,182
Net Income for the Period/Year		5,786,805	8,620,224	8,576,712
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders		46,337,057	41,242,934	23,195,717
Shareholders’ Equity Attributable to Non-controlling Interests		1,617,707	1,935,196	1,451,883
Total Shareholders’ Equity		47,954,764	43,178,130	24,647,600

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	Three-month Period as of 06.30.18	Three-month Period as of 06.30.17	06.30.18	06.30.17
Interest Income	9	13,277,897	8,260,225	24,339,478	16,230,166
Interest Expense	9	(6,533,001)	(3,603,123)	(11,421,825)	(7,309,719)
Net Income from Interest		6,744,896	4,657,102	12,917,653	8,920,447
Commission Income	9	5,004,641	4,043,436	9,481,124	7,829,632
Commission Expense	9	(622,453)	(612,357)	(1,183,192)	(1,161,729)
Net Fee Commission Income		4,382,188	3,431,079	8,297,932	6,667,903
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	9	1,774,825	1,265,442	3,617,071	1,943,556
Income from Derecognition of Assets Measured at Amortized Cost		27,254	-	43,031	-
Exchange Rate Differences on Gold and Foreign Currency		781,775	481,893	1,556,545	941,094
Other Operating Income	9	2,000,029	1,218,424	3,437,207	2,217,935
Underwriting Income	9	610,902	600,944	1,252,911	1,125,279
Loan Loss Provisions		(2,390,073)	(1,278,994)	(4,011,941)	(2,320,367)
Net Operating Income		13,931,796	10,375,890	27,110,409	19,495,847
Employee Benefits	9	(3,224,973)	(2,580,714)	(6,320,037)	(5,053,043)
Administrative Expenses	9	(3,404,566)	(2,514,010)	(6,329,266)	(4,624,178)
Depreciation and Impairment of Assets	9	(279,910)	(283,913)	(537,391)	(502,797)
Other Operating Expenses	9	(2,953,407)	(1,988,417)	(5,380,980)	(3,575,074)
Operating Income		4,068,940	3,008,836	8,542,735	5,740,755
Income (Loss) for Associates and Joint Ventures		(2,177)	116,578	-	140,526
Income before Taxes from Continuing Activities		4,066,763	3,125,414	8,542,735	5,881,281
Income Tax from Continuing Activities		(1,169,052)	(781,122)	(2,548,568)	(1,765,061)
Net Income from Continuing Activities		2,897,711	2,344,292	5,994,167	4,116,220
Income (Loss) from Discontinued Operations	7	-	-	74,774	-
Income Tax from Discontinued Activities	7	-	-	(22,882)	(185,362)
Net Income for the Period		2,897,711	2,344,292	6,046,059	3,930,858
Net Income for the Period Attributable to the Controlling Company’s Shareholders		2,781,636	2,228,211	5,786,805	3,655,397
Net Income for the Period Attributable to Non-controlling Interests		116,075	116,081	259,254	275,461

			Notes	06.30.18	06.30.17
Earnings per Share
Net Earnings Attributable to the Controlling Company’s Shareholders				5,786,805	3,655,397
Net Earnings Attributable to the Controlling Company’s Shareholders Adjusted for Dilution				5,786,805	3,655,397
Weighted-Average of Ordinary Shares Outstanding for the Period
Weighted-Average of Ordinary Shares Outstanding for the Period Adjusted for Dilution				1,426,765	1,300,265
Basic Earnings per Share				4.06	2.81
Diluted Earnings per Share				4.06	2.81

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	Three-month Period as of 06.30.18	Three-month Period as of 06.30.17	06.30.18	06.30.17

Net Income for the Period		2,897,711	2,344,292	6,046,059	3,930,858
Items of Other Comprehensive Income that will be Reclassified to Profit or Loss for the Period
Income or Loss from Financial Instruments at Fair Value with Changes in OCI (Other Comprehensive Income) (item 4.1.2a of IFRS 9)
Net Income (Loss) for the Period from Financial Instruments at Fair Value with Changes in OCI (*)		16,910	186,220	2,485	(182,693)
Total Other Comprehensive Income that will be Reclassified to Profit or Loss for the Period		16,910	(186,220)	2,485	(182,693)
Total Other Comprehensive Income (Loss)		16,910	(186,220)	2,485	(182,693)
Total Comprehensive Income		2,914,621	2,158,072	6,048,544	3,748,165
Total Comprehensive Income (Loss) Attributable to the Controlling Company’s Shareholders		2,798,546	2,041,991	5,789,290	3,472,704
Total Comprehensive Income (Loss) Attributable to Non-controlling Interests		116,075	116,081	259,254	275,461

(*) Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Note	Capital Stock	Non- capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Profit Reserves		Retained Income	Total Shareholders’ Equity Attributable to Controlling Interests	Total Shareholders’ Equity Attributable to Non- controlling Interests	Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Accumulated Income (Loss) from Financial Instruments at Fair Value with Changes in OCI	Others	Legal Reserve	Others
Balances as of 12.31.17		1,426,765	10,951,132	278,131	-	-	315,679	17,999,029	8,329,469	39,300,205	-	39,300,205
Adjustments to IFRS-based Accounting Framework	3	-	-	-	17,279	-	-	(924,140)	2,849,590	1,942,729	1,935,196	3,877,925
Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	-	315,679	17,074,889	11,179,059	41,242,934	1,935,196	43,178,130
Acquisition of Interests from Minority Shareholders	3	-	-	-	-	-	-	504,833	-	504,833	(504,833)	-
Distribution of Dividends from Tarjetas Regionales S.A.		-	-	-	-	-	-	-	-	-	(71,910)	(71,910)
Distribution of Profits (*)
- Cash Dividends		-	-	-	-	-	-	-	(1,200,000)	(1,200,000)	-	(1,200,000)
- Other Reserves		-	-	-	-	-	-	7,129,469	(7,129,469)	-	-	-
Total Comprehensive Income for the Period		-	-	-	2,485	-	-	-	5,786,805	5,789,290	259,254	6,048,544
Net Income for the Period		-	-	-	-	-	-	-	5,786,805	5,786,805	259,254	6,046,059
Other Comprehensive Income for the Period		-	-	-	2,485	-	-	-	-	2,485	-	2,485
Balances as of 06.30.18		1,426,765	10,951,132	278,131	19,764	-	315,679	24,709,191	8,636,395	46,337,057	1,617,707	47,954,764

(*) Approved by Shareholders’ Meeting held on April 24, 2018.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Note	Capital Stock	Non- capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Profit Reserves		Retained Income	Total Shareholders’ Equity Attributable to Controlling Interests	Total Shareholders’ Equity Attributable to Non- controlling Interests	Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Accumulated Income (Loss) from Financial Instruments at Fair Value with Changes in OCI	Others	Legal Reserve	Others
Balances as of 01.01.17		1,300,265	219,596	278,131	-	-	315,679	12,221,152	6,017,877	20,352,700	1,451,883	21,804,583
Adjustments to IFRS-based Accounting Framework	3	-	-	-	284,182	-	-	-	2,558,835	2,843,017		2,843,017
Adjusted Balances as of 01.01.17		1,300,265	219,596	278,131	284,182	-	315,679	12,221,152	8,576,712	23,195,717	1,451,883	24,647,600
Disposal of Equity Interest in Tarjeta del Mar S.A.		-	-	-	-	-	-	-	-	-	(49,861)	(49,861)
Purchase of Minority Interests		-	-	-	-	-	-	-	-	-	(3,087)	(3,087)
Distribution of Dividends from Tarjetas Regionales S.A.		-	-	-	-	-	-	-	-	-	(89,516)	(89,516)
Distribution of Profits (*)
- Cash Dividends		-	-	-	-	-	-	-	(240,000)	(240,000)	-	(240,000)
- Other Reserves		-	-	-	-	-	-	5,777,877	(5,777,877)	-	-	-
Total Comprehensive Income for the Period		-	-	-	(182,693)	-	-		3,655,397	3,472,704	275,461	3,748,165
Net Income for the Period		-	-	-	-	-	-	-	3,655,397	3,655,397	275,461	3,930,858
Other Comprehensive Income for the Period		-	-	-	(182,693)	-	-	-	-	(182,693)	-	(182,693)
Balances as of 06.30.17		1,300,265	219,596	278,131	101,489	-	315,679	17,999,029	6,214,232	26,428,421	1,584,880	28,013,301

*Approved by Shareholders’ Meeting held on April 25, 2017.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Notes	06.30.18	06.30.17
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Period before Income Tax		8,542,735	5,881,281
Adjustment to Obtain the Operating Activities Flows:		(11,675,607)	(8,346,446)
Interest Income		(24,339,478)	(16,230,166)
Interest Expense		11,421,825	7,309,719
Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income		(3,617,071)	(1,943,556)
Loan Loss Provisions		4,011,941	2,320,367
Depreciation and Impairment of Assets		537,391	502,797
Other Allowances		500,909	75,222
Exchange Rate Differences		(56,003)	(176,085)
Income (Loss) for Associates and Joint Ventures		-	(140,526)
Loss from Derecognition of Assets Measured at Amortized Cost		(43,031)	-
Other Operations		(92,090)	(64,218)
Net Increases/(Decreases) from Operating Assets:		(17,492,381)	(9,465,837)
Fair Value Debt Securities with Changes to Income		5,116,649	(96,539)
Derivative Instruments		(1,733,686)	(7,740)
Repo Transactions		15,419	415,815
Other Financial Assets		(1,135,819)	(1,381,141)
Loans and Other Financing Activities
- Non-Financial Public Sector		(190)	(151)
- Other Financial Institutions		(2,922,388)	(1,158,822)
- Non-financial Private Sector and Residents Abroad		(7,726,094)	(7,477,497)
Other Debt Securities		(4,379,141)	(1,155,846)
Financial Assets Pledged as Collateral		(4,768,925)	1,599,940
Investments in Equity Instruments		68,819	87,835
Other Non-Financial Assets		(27,025)	(291,691)
Net Increases/(Decreases) from Operating Liabilities:		16,718,281	(9,808,473)
Deposits
- Non-Financial Public Sector		8,644,066	199,793
- Financial Sector		(874,496)	37,995
- Non-Financial Private Sector and Residents Abroad		6,976,219	(1,689,772)
Fair Value Liabilities with Changes to Income		994,853	-
Derivative Instruments		3,096,271	(3,184)
Repo Transactions		484,806	(1,747,851)
Other Financial Liabilities		(2,722,825)	(7,089,914)
Provisions		7,470	91,594
Other Non-Financial Liabilities		111,917	392,866
Income Tax Collections/Payments		(3,579,721)	(1,506,173)
TOTAL OPERATING ACTIVITIES (A)		(7,486,693)	(23,245,648)
INVESTMENT ACTIVITIES CASH FLOWS
Payments:		(1,870,829)	(968,022)
Purchase of PP&E, Intangible Assets and Other Assets		(944,429)	(967,116)
Purchase of Unconsolidated Interests		(924,140)	(906)
Other Payments Related to Investing Activities		(2,260)	-
Collections:		1,163,694	172,858
Sale of PP&E, Intangible Assets and Other Assets		18,268	6,940
Other Collections Related to Investing Activities		218,882	85,431
Discontinued Operations in Associates and Joint Ventures		926,544	80,487
TOTAL INVESTMENT ACTIVITIES (B)		(707,135)	(795,164)

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Notes	06.30.18	06.30.17
FINANCING ACTIVITIES CASH FLOWS	6
Payments:		(4,674,928)	(10,676,254)
Unsubordinated Notes		(2,200,239)	(8,495,430)
Argentine Central Bank		(387,108)	-
Subordinated Notes		(195,560)	(163,522)
Loans from Local Financial Institutions		(225,705)	(1,495,807)
Banks and International Entities		(305,689)	(172,850)
Dividends		(1,271,910)	(329,504)
Other Payments Related to Financing Activities		(88,717)	(19,141)
Collections:		22,383,359	10,337,543
Unsubordinated Notes		11,801,133	9,159,849
Argentine Central Bank		5,029	11,895
Loans from Local Financial Institutions		2,594,626	596,911
Banks and International Entities		7,375,328	546,074
Other Collections Related to Financing Activities		607,243	22,814
TOTAL FINANCING ACTIVITIES (C)		17,708,431	(338,711)
EFFECT OF CHANGES IN EXCHANGE RATE (D)		15,970,177	1,564,741
CASH AND CASH EQUIVALENTS NET REDUCTIONS (A+B+C+D)		25,484,780	(22,814,782)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	89,367,283	77,950,926
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	114,852,063	55,136,144

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (individually referred to as the “Company” and, jointly with its subsidiaries, as the “Group”) was constituted on September 14, 1999, as a financial service holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”). The Bank is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These consolidated condensed interim financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 570 dated August 16, 2018.

1.1.        ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the Argentine National Securities Commission (“C.N.V.”), the Group is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-

The Company’s corporate purpose is exclusively related to financial and investment activities; the equity investment in the Bank and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements prescribed by the Argentine Central Bank (Communiqué “A” 2989, as supplemented), accounts for 94.76% of the Company’s assets, constituting the Company’s main asset;

-	89.65% of the Company’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph; and

-	The Company has a 100% equity interest in the Bank and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, set forth a convergence plan towards the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), which was addressed to entities under the Argentine Central Bank’s supervision, effective for the fiscal year that commenced January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, which has been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on Impairment of Financial Assets.

Entities are also required to prepare their opening financial statements since January 1, 2017, which will serve as comparative basis to the financial statements commencing on January 1, 2018, under these standards with the interim financial statements as of March 31, 2018 being the first interim financial statements being prepared under these standards.

The Group’s consolidated condensed interim financial statements for the six month period ended June 30, 2018 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards.” The consolidated condensed interim financial statements have been prepared in accordance with the criteria the Group expects to adopt in preparing its annual consolidated financial statements as of December 31, 2018.

Comparative figures and figures as of the transition date (January 1, 2017) have been modified to reflect the adjustments to the aforementioned accounting framework.

Note 3 presents a reconciliation of the figures disclosed in the balance sheet, statement of comprehensive income, statement of other comprehensive income and statement of cash flows and cash equivalents comprising the consolidated condensed interim financial statements issued under the previous accounting framework to the figures disclosed in these consolidated condensed interim financial statements according to the IFRS-based accounting framework.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

These consolidated condensed interim financial statements should be read together with the Group’s annual financial statements as of December 31, 2017 prepared in accordance with the accounting framework described above. Furthermore, the Note entitled “Additional Information as of December 31, 2017 for the Consolidated Condensed Interim Financial Statements” included in these consolidated condensed interim financial statements contains certain information under the IFRS-based accounting framework which is required to understand these consolidated condensed interim financial statements.

It has been concluded that these consolidated condensed interim financial statements fairly present the Group’s financial position, financial performance and cash flows.

1.2.        BASIS FOR PREPARATION

These consolidated condensed interim financial statements have been prepared in accordance with the IFRS-based accounting framework set forth by the Argentine Central Bank described in Note 1.1.

In preparing these consolidated condensed interim financial statements, the Group is required to make estimates and assessments to determine the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these consolidated condensed interim financial statements, as well as the reported amounts of income and expenses for the period. Therefore, estimates are made in order to calculate, at a given time, the recoverable value of assets, the loan loss provisions and provisions for other contingencies, the depreciation charges and the income tax charge, among other things. Future actual results may differ from estimates and assessments made as of the date these consolidated condensed interim financial statements were prepared.

The areas involving a higher degree of judgment or complexity or the areas in which the assumptions and estimates are material for these consolidated condensed interim financial statements are described in Note 2.

(a)        Going Concern

As of the date of these consolidated condensed interim financial statements, there are no uncertainties as to developments or circumstances that may call into question the likelihood that the Group will continue operating normally as a going concern.

(b)        Measurement Unit

The Group’s consolidated condensed interim financial statements reflect the effects of the changes in the purchasing power of currency until February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank, and General Resolution No. 441/03 of the C.N.V. In addition, Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of currency effective October 1, 2003.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, regardless of whether they are based on the historical cost or the current cost method.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the applicable regulations set forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%. In July 2018, the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) issued a release pointing out that, effective since fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS are required to apply the inflation adjustment since the applicable conditions for such application have been satisfied.

As of the date of these financial statements, the Company’s controlling agencies have not yet issued a decision in this regard. Accordingly, as of June 30, 2018 the Company has not applied the criteria for the restatement of financial information set forth in IAS 29. The application of such criteria entails recognizing the effects of inflation on the entity’s shareholders’ equity and profit and loss account, which have to be restated into constant currency as of the measurement date; therefore, the balances so restated would substantially differ from currently reported balances.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

In assessing the effects of inflation, certain definitions are required from practitioners and the controlling agencies, including the indexes to be used (Wholesale Domestic Price Index/Consumer Price Index (IPIM and IPC, as per the initials in Spanish, respectively)), the series to be applied, and the treatment to be afforded upon the first-time application. These definitions are still pending as of the date of these financial statements.

Therefore, in reading and analyzing these financial statements, users should consider the last few years’ cumulative inflation rates and certain macroeconomic variables affecting the Company’s business, including labor costs and prices of supplies.

(c)        Changes in Accounting Criteria/New Accounting Standards

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

Below is a summary of the new standards, changes and interpretations which have been published but have not yet come into force for fiscal year commencing on January 1, 2018, and which have not been adopted earlier.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the lease’s future payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019. The Group is assessing the impact the adoption of such standard will have on its financial statements.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for fiscal years commencing on or after November 1, 2021. The Group is assessing the potential impact this standard will have on its financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June of 2017 and entities will be required to apply it for fiscal years commencing on or after January 1, 2019.

To date, there are no other IFRS or IFRIC interpretations which have not yet come into force and which are expected to have a material impact on the Group.

1.3.        CONSOLIDATION

A subsidiary is an entity, including structured entities, over which the Group has control because (i) it has the power to direct the investee’s relevant activities substantially affecting its returns, (ii) it has exposure to, or rights in, variable returns by reason of its involvement with the investee, and (iii) it has the ability to use its power over the investee to affect the amount of the investor’s returns. The existence and effect of substantive rights, including potential voting rights, is taken into account when assessing whether the Group has influence on another entity. In order for a right to be substantive, it must be exercisable by its holder when decisions about the direction of the entity’s relevant activities need to be made. The Group may have control over an entity, even if it is entitled to less than a majority of voting rights.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

In addition, other investors’ protective rights, such as those related to substantive changes to the investee’s activities or only applicable under exceptional circumstances, do not prevent the Group from having power over an investee. Subsidiaries are consolidated as of the date control is transferred to the Group, and are removed from consolidation as of the date on which control ceases.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The following table shows the subsidiaries consolidated into the Group’s consolidated condensed interim financial statements, at their different levels:

Company	Country	Local and	Closing Date	Percentage Interest (%)
				06.30.18		12.31.17		01.01.17
		Functional Currency		Direct	Direct and Indirect	Direct	Direct and Indirect	Direct	Direct and Indirect
Banco de Galicia y Buenos Aires S.A.	Argentina	ARP	06.30.18	100.0	100.0	100.0	100.0	100.0	100.0
Cobranzas Regionales S.A.	Argentina	ARP	06.30.18	-	83.0	-	77.0	-	77.0
Galicia Administradora de Fondos S.A.	Argentina	ARP	06.30.18	95.0	100.0	95.0	100.0	95.0	100.0
Galicia Broker Asesores de Seguros S.A.	Argentina	ARP	06.30.18	-	99.9	-	99.9	-	99.9
Galicia Retiro Compañía de Seguros S.A.	Argentina	ARP	06.30.18	-	99.9	-	99.9	-	99.9
Galicia Seguros S.A.	Argentina	ARP	06.30.18	-	99.9	-	99.9	-	99.9
Galicia Valores S.A.	Argentina	ARP	06.30.18	1.0	100.0	1.0	100.0	-	100.0
Galicia Warrants S.A.	Argentina	ARP	06.30.18	87.5	100.0	87.5	100.0	87.5	100.0
Financial Trust Galtrust I	Argentina	ARP	06.30.18	-	-	-	100.0	-	100.0
Financial Trust Saturno Créditos	Argentina	ARP	06.30.18	-	100.0	-	100.0	-	100.0
Net Investment S.A. (in Liquidation)(*)	Argentina	ARP	06.30.18	-	-	87.5	100.0	87.5	100.0
Procesadora Regional S.A.	Argentina	ARP	06.30.18	-	83.9	-	78.2	-	78.2
Sudamericana Holding S.A.	Argentina	ARP	06.30.18	87.5	100.0	87.5	100.0	87.5	100.0
Tarjeta Naranja S.A.	Argentina	ARP	06.30.18	83.0	83.0	-	77.0	-	77.0
Tarjetas del Mar S.A.	Argentina	ARP	06.30.18	-	-	-	-	-	60.0
Tarjetas Regionales S.A.	Argentina	ARP	06.30.18	83.0	83.0	-	77.0	-	77.0

(*) The final distribution was paid out on January 9, 2018.

As result of the application of IFRS 10 “Consolidation,” the Group has started to recognize Financial Trusts Saturno Créditos and Financial Trust Galtrust I in its consolidated financial statements, and has ceased to recognize Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as these two companies have been classified as held for sale.

For purposes of the consolidation, the Group relied on the Bank’s and Tarjetas Regionales S.A.’s financial statements for the six month period ended June 30, 2018, which reflect the same period of time as the Group’s financial statements. The financial statements of the other subsidiaries have been adjusted in order for them to reflect similar criteria as those applied by the Group in preparing its consolidated condensed interim financial statements.

Accounts receivable and payable and gains (losses) from inter-company transactions were eliminated from the consolidated condensed interim financial statements.

A non-controlling interest is a subsidiary’s share of net income (loss) and shareholders’ equity attributable to interests which are not owned by the Company, either directly or indirectly. Non-controlling interests are disclosed as a separate item of the Group’s shareholders’ equity.

According to the provisions set forth in IFRS 3 “Business Combinations,” the acquisition of subsidiaries is accounted for by applying the acquisition method. The identifiable assets and liabilities acquired and the contingent liabilities assumed in a business combination are measured at fair value on the acquisition date.

Goodwill is measured as the difference between the net resulting amount, as of the acquisition date, of the identifiable assets acquired, the liabilities assumed, the value of the consideration transferred, the amount of the non-controlling interest in the investee and the fair value of an interest in the investee before the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities owing by such acquirer to the investee’s former owners, and the equity instruments issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs were incurred and services were received, other than transaction costs incurred in issuing equity instruments which are deducted from equity and the transaction costs incurred in issuing debt instruments, which are deducted from their carrying amount.

1.4.        TRANSACTIONS WITH THE NON-CONTROLLING INTEREST

Transactions with the non-controlling interest are considered as transactions with the Group’s shareholders. When acquiring a non-controlling interest, the difference between the price paid and the respective interest in the carrying amount of the subsidiary’s net assets acquired is recognized in shareholders’ equity. The gains and losses on the disposal of equity interests are also recognized in shareholders’ equity, to the extent control is maintained.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.5.        ASSOCIATES

Associates are entities over which the Group has significant influence (either directly or indirectly), but not control, usually associated to a 20%-50% interest in voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of associates includes the goodwill identified in the acquisition, net of accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment in associates. Other changes subsequent to the acquisition in the Group’s interest in an associate’s net assets are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted for in the income statement under Income (Loss) for Associates and Joint Ventures, and (ii) the Group’s interest in other comprehensive income is recognized in the statement of other comprehensive income and is disclosed separately. However, when the Group’s share of losses of an associate is equal to or higher than its interest in such associate, the Group ceases to recognize its share of additional losses, unless it has incurred liabilities or has made payments on behalf of the associate.

Unrealized gains in transactions between the Group and its associates are eliminated on a proportional basis to the Group’s interest in the associates; unrealized losses are also eliminated, unless the transaction evidences that the transferred asset has been impaired.

1.6.        SEGMENT REPORTING

An operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance and (c) for which confidential financial information is available.

Operating segments are reported consistently with the internal reports submitted to the Board of Directors, which is responsible for making the Group’s strategic decisions, allocating resources and assessing the performance of the operating segments.

1.7.        FOREIGN CURRENCY TRANSLATION

(a)        Functional Currency and Reporting Currency

The figures disclosed in the consolidated condensed interim financial statements for each of the Group’s entities are stated in their functional currency, that is, the currency of the main economic environment in which they operate. These consolidated condensed interim financial statements are stated in Argentine Pesos, which is the Group’s functional and reporting currency.

(b)        Transactions and Balances

Transactions in foreign currency are translated to functional currency at the exchange rates prevailing on the transaction or valuation dates when items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities to foreign currency at the exchange rates prevailing at closing are recognized in the income statement under “Exchange Rate Differences on Gold and Foreign Currency,” except when deferred in equity as in the case of qualifying cash flow hedges, where applicable.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the U.S. dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

As of June 30, 2018, December 31, 2017, June 30, 2017 and January 1, 2017, balances in U.S. Dollars were converted applying the reference exchange rate ($28.8617, $18.7742, $16.5985 and $15.8502, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using swap rates reported by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.8.        CASH AND BANK DEPOSITS

The item Cash and Bank Deposits includes cash available and unrestricted deposits held in banks, which are short-term liquid instruments and have a maturity of less than three months from the origination date.

The assets disclosed under cash and cash equivalents are accounted for at amortized cost which approximates its fair value.

1.9.        FINANCIAL INSTRUMENTS

Initial Recognition

The Group recognizes a financial asset or liability in its consolidated condensed interim financial statements, as the case may be, when it becomes a party to the financial instrument contract. Purchases and sales are recognized on the trading date on which the Group buys or sells these instruments.

Upon initial recognition, the Group measures financial assets and liabilities at fair value, plus or less, in the case of instruments that are not recognized at fair value with changes in profit or loss, the transaction costs directly attributable to the acquisition, such as fees and commissions.

Where the fair value differs from the acquisition cost at the time of initial recognition, the Group recognizes the difference as follows:

a.

When the fair value is consistent with the financial asset or liability market value, or is based on a valuation method relying on market values only, the difference is recognized as profit or loss, as the case may be.

b.

In other cases, the difference is deferred, with recognition of the profit or loss over time being determined case by case. The difference is amortized during the life of the instrument until such time as the fair value can be measured on the basis of market values.

Financial Assets

a.        Debt Instruments

The Group classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and private securities, bonds, and accounts receivable from customers.

Classification

As set out in IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, at fair value with changes in other comprehensive income or at fair value with changes in profit or loss, on the basis of:

-	the Group’s business model to manage financial assets; and

-	the characteristics of contractual cash flows of the financial asset.

Business Model

The business model is the manner in which the Group manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Group maintains instruments for cash generation.

The Group may follow several business models; whose objective is:

-	Holding instruments until maturity;

-	Holding instruments in portfolio to collect cash flows and, in turn, sell them if deemed convenient; or

-	Holding instruments for trading.

The Group’s business model does not depend on the intended purpose of an individual instrument. Accordingly, this condition is not an approach for classification of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

The Group only reclassifies an instrument if and when the business model for managing financial assets has changed. Such reclassification takes place as from the commencement of the period in which the change has occurred. Such changes are not expected to be frequent, with no changes having occurred during the reporting period.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Characteristics of Cash Flows

The Group assesses whether the cash flows from the aggregated instruments do not substantially differ from the cash flows it would receive as interest only; otherwise, such instruments should be measured at fair value with changes in profit or loss.

Based on the aforementioned, Financial Assets are classified into three categories:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated applying the effective rate method), net of impairment losses, if any.

(ii)	Financial assets at fair value with changes in other comprehensive income:

Financial assets are measured at fair value with changes in other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at fair value with changes in other comprehensive income. The gains and losses arising from the changes in fair value are included in other comprehensive income under a separate component of equity. Losses or impairment reversals, interest income, and exchange gains and losses are charged to income. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from equity to the income statement.

(iii)	Financial assets at fair value with changes in profit or loss:

Financial assets at fair value with changes in profit or loss include:

-	Instruments held for trading;

-	Instruments specifically designated at fair value with changes in profit or loss; and

-	Instruments whose contractual terms do not represent cash flows but rather principal or interest payments only on outstanding principal amount.

These financial instruments are initially recognized at fair value and the gains or losses derived from them are charged to the income statement as realized.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed jointly and for which there is evidence of short-term profits, or if it is a derivative which does not qualify as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

Furthermore, financial assets may be measured at fair value with changes in profit or loss when, in doing so, the Group eliminates or substantially reduces a measurement or recognition inconsistency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

b.        Equity Instruments

Equity instruments are those considered as such by the issuer; in other words, instruments which do not entail a contractual payment obligation and which evidence a residual interest on the issuer’s assets after deducting all of its liabilities.

Such instruments are measured at fair value with changes in profit or loss, except where management has availed, at the time of their initial recognition, of the irrevocable option to measure them at fair value with changes in other comprehensive income. This method may only be applied when instruments are not held for trading and their respective gains or losses will be accounted for in Other Comprehensive Income, with no reclassification being allowed, even if already realized. Dividends receivable from such instrument will be charged to income only at the time the Group becomes entitled to receive payment.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost using the effective rate method, except for:

-	Financial liabilities measured at fair value with changes in profit or loss, including derivative instruments.

-	Liabilities resulting from the transfer of financial assets that do not meet the derecognition requirements.

-	Financial guarantee contracts.

-	Loan commitments at lower than market rates.

Financial liabilities measured at fair value with changes in profit or loss: The Group may, upon initial recognition, avail of the irrevocable option to designate a liability at fair value with changes in profit or loss, if and only if exercising such option results in a better measurement of financial information because:

-	the Group eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise be revealed in valuation;

-	if financial assets and liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

-	if a host contract contains one or more embedded derivatives and the entity has opted for designating the entire contract at fair value with changes in profit or loss.

Financial guarantee contracts: Financial guarantee contracts require that the issuer make specified payments to reimburse the holder for the loss it may incur if a specific debtor fails to make payment when due under the original or modified terms of a debt instrument.

Financial guarantee contracts and loan commitments at lower than market rates are initially measured at fair value and then remeasured at the higher value resulting from a comparison between the commission pending accrual at year-end and the applicable allowance for impairment.

Derecognition of Financial Instruments

Financial Assets

A financial asset or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have been extinguished or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay right away all cash flows received to a third party under a pass-through agreement; and substantially all risks and rewards inherent to the asset have been transferred or, if substantially all risks and rewards inherent to the asset have not been transferred or retained, when control over such asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred or a pass-through agreement has been entered into, the entity will assess whether or not, and to which extent, it has retained the risks and rewards inherent to ownership of an asset. If an entity has neither transferred nor retained substantially all risks and rewards inherent to ownership of an asset, nor has it transferred control over such asset, then it will continue recognizing such asset in its financial statements to the extent of its continuing involvement with the same.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

In this case, the entity will also recognize the related liability. The transferred asset and the related liability are measured in such a manner as to reflect the rights and obligations the Group has retained.

When continuing involvement takes the form of collateral over the transferred asset, it is measured at the lower of (i) the original carrying amount, and (ii) the maximum amount of the consideration received which the entity could be required to repay.

Financial Liabilities:

A financial liability is derecognized when the payment obligation ends, is canceled or expires. When an existing financial liability is exchanged for another with the same borrower under substantially different terms, or the prevailing terms are substantially modified, such exchange or modification will be treated as a derecognition of the original liability, and a new liability will be recognized. The difference between the carrying amount of the initial financial liability and the consideration paid is recognized in the consolidated income statement.

1.10.        DERIVATIVE INSTRUMENTS

Derivative instruments, including foreign exchange contracts, interest rate futures, forwards, interest rate and currency swaps, and currency and interest rate options, are carried at fair value.

All derivative instruments are accounted for as assets when fair value is positive and as liabilities when fair value is negative, relative to the agreed-upon price. Changes in the fair value of derivative instruments are charged to income for the period.

The Group has not applied hedge accounting in these consolidated condensed interim financial statements.

1.11.        REPO TRANSACTIONS

Reverse Repo Transactions

According to the derecognition principles set out in IFRS 9, these transactions are treated as secured loans for the risk has not been transferred to the counterparty.

Loans granted in the form of reverse repo agreements are accounted for under “Repo Transactions”, classified by counterparty (financial debtors, Argentine Central Bank and non-financial debtors) and also classified by the type of assets received as collateral.

At the end of each month, accrued interest income is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest Income.”

The underlying assets received in respect of the reserve repo transactions are accounted for in Off-balance Sheet Items. These accounts reflect, as of each month-end, the notional amounts of current transactions measured at fair value and converted to their equivalent amounts in Pesos, where applicable. The assets received and sold by the entity are not deducted, but rather derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation of delivering the security disposed of.

Repo Transactions

Loans granted in the form of repo agreements are accounted for under “Repo Transactions”, classified by counterparty (financial creditors, Argentine Central Bank and non-financial creditors) and also by the type of asset pledged as collateral.

In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as collateral, it is reclassified to “Financial Assets Pledged as Collateral.” At the end of each month, these assets are measured according to the category they were classified into before the repo transaction, and results are charged against the applicable accounts, depending on the type of asset.

At the end of each month, accrued interest expense is charged against “Repo Transactions” with its corresponding offsetting entry in “Interest Expense.”

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.12.        ALLOWANCES FOR LOAN LOSSES

As concerns allowances for loan losses, the “Minimum Allowances for Loan Losses” set out in Section 8 of the Liquidity and Solvency Circular (LISOL) still remain in force and are detailed below:

Entities are required to apply the following guidelines on minimum allowances for loan losses in respect of total debts owing by their customers:

Commercial Loan Portfolio	Consumer or Consumer Comparable Loan Portfolio	With Preferred Guarantees	Without Preferred Guarantees
Normal	Normal	1%	1%
Under Observation	Low Risk	3%	5%
Under Negotiation or under Refinancing Agreements	N/A	6%	12%
With Problems	Medium Risk	12%	25%
High Risk of Insolvency	High Risk	25%	50%
Uncollectible	Uncollectible	50%	100%
Uncollectible due to Technical Reasons	Uncollectible due to Technical Reasons	100%	100%

Loans backed with preferred guarantees “A” require a provision of 1% independently of the customer category.

The aforementioned categories of debtors are broken down as follows:

- Commercial Loan Portfolio: It includes all loans other than:

•	Consumer and mortgage loans.
•	Commercial loans for up to the equivalent of 40% of the reference value set out in the standard.

- Consumer Loan Portfolio: It includes all loans excluded from the preceding item.

On the other hand, the status assigned to each debtor within the commercial loan portfolio is determined, in the first instance, on the basis of the debtor’s repayment capacity and, in the second instance, on the basis of the foreclosure of its assets, while the status assigned to debtors within the consumer and consumer comparable loan portfolio is assigned on the basis of the degree of fulfillment of their respective obligations.

Among other specific provisions, the Bank has opted for discontinuing interest accrual for customers classified in an irregular status.

1.13.        LEASES

1.13.1.        Operating Leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease.

1.13.2.        Financial Leases

Financial leases are capitalized, at the commencement of the lease, at the lower of the fair value of the leased asset and the present value of minimum lease payments.

Each lease payment is distributed between liabilities and financial charges. The respective lease liabilities, net of financial charges, are included in other financial liabilities. The interest component of the financial cost is charged to income during the lease term in such a manner as to obtain a constant periodical interest rate on the remaining balance of the liability for each period. Assets acquired under a financial lease are depreciated during the shorter of the asset useful life and the lease term.

1.14.        PROPERTY, PLANT AND EQUIPMENT

The Group has availed of the option set out in IFRS 1 “First-time Adoption of IFRS” and has adopted the fair value as attributed cost for certain items of property, plant and equipment as of the transition date to the IFRS discussed in Note 3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Assets are measured at acquisition or construction cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes expenses directly attributable to the acquisition or construction of the items.

The items of property, plant and equipment acquired in business combinations were initially measured at their estimated fair value at the time of the acquisition.

Subsequent costs are included in the value of the asset and are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Group and its cost can be measured reliably. When improvements are introduced to the asset, the carrying amount of the asset being replaced is derecognized, and the new asset is depreciated over its remaining useful life.

Repair and maintenance expenses are recognized in the consolidated income statement for the period/year in which they were incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. If an asset is comprised by significant components with varying useful lives, such components will be recognized and depreciated as separate items.

Property, plant and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, as of each year-end or when indicators of impairment exist.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property, plant and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.

1.15.        INTANGIBLE ASSETS

1.15.1. Licenses

Licenses acquired individually are initially measured at cost, while licenses acquired through business combinations are measured at their estimated fair value on the acquisition date.

As of the date of these consolidated condensed interim financial statements, intangible assets with a definite useful life are disclosed net of accumulated amortization and/or impairment losses, if any. These assets are tested for impairment on an annual basis or when indicators of impairment exist.

Licenses acquired by the Group were classified as intangible assets with a definite useful life and are amortized on a straight-line basis over the license term.

Intangible assets with an indefinite useful life are those arising from contracts or other legal rights renewable at no significant cost and for which, on the basis of an analysis of all relevant factors, there is no foreseeable time limit during which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are rather tested for impairment on an annual basis or when indicators of impairment exist, either individually or at the cash-generating unit level. The determination of the indefinite useful life is reviewed on an annual basis to confirm whether it is still applicable.

1.15.2.        Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and deployment costs, unique and identifiable and directly attributable to the design and testing of software controlled by the Group, are recognized as assets.

Costs incurred in software development, acquisition and deployment recognized as intangible assets are amortized on a straight-line basis during the estimated useful life.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.16.        ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

1.16.1.        Assets Held for Sale

The assets, or group of assets, classified as available for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are disclosed separately from the other assets.

An asset may be classified as available for sale (including the loss of control over a subsidiary) if its carrying amount is fundamentally recoverable as a result of a sale transaction, in lieu of the continued use of such asset.

In order for an asset to be included in the preceding classification, it will have to meet the following conditions:

-	it must be available for immediate sale in its current condition;

-	management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;

-	the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;

-	the sale must be expected to be completed within 12 months from the reclassification date;

-	it is unlikely that the plan will be significantly changed or withdrawn.

Assets, or groups of assets, classified as available for sale pursuant to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are measured at the lower of the carrying amount and fair value less costs to sell at closing.

The asset will not be depreciated for as long as it is classified as held for sale, or as long as it is part of a disposal group of assets classified as held for sale.

1.16.2.        Discontinued Operations

A discontinued operation is a Group’s component that either has been disposed of, or classified as held for sale, and meets any of the following conditions:

-	represents either a separate major line of business or a geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is an independent entity exclusively acquired for resale.

Any gain or loss on the remeasurement of an asset (or disposal group) classified as held for sale which does not meet the requirements to be classified as a discontinued operation will be recognized in income from continuing operations.

1.17.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with an indefinite useful life are not amortized, but are rather tested for impairment on an annual basis. Unlike the preceding assumption, amortizable assets are tested for impairment when events or circumstances occur indicating that their carrying amounts may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount of an asset exceeds its recoverable value. The recoverable value of an asset is the higher of the net proceeds that would be derived from its disposal or its value in use. For purposes of the impairment test, assets are grouped at the lowest level for which identifiable cash flows are generated (cash-generating units or CGU). The carrying amount of non-financial assets, other than goodwill, which have experienced impairment is reviewed at each reporting date to check for potential impairment reversal.

1.18.        TRUST ASSETS

Assets held by the Group in its capacity as trustee are not reported in the consolidated balance sheet. Commissions and fees earned on trust activities are disclosed in Commission Income.

1.19.        OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the consolidated balance sheet only to the extent the entity currently has a legally enforceable right of set-off, and intends to settle on a net basis, or realize the asset and settle the liability simultaneously.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.20.        LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The amounts owing to other financial institutions are recorded at the time the bank disburses the proceeds to the economic group. The non-derivative financial liability is measured at amortized cost. Where the Group buys back its own debt, such debt will be removed from its consolidated condensed interim financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

1.21.        PROVISIONS / CONTINGENCIES

According to the IFRS-based accounting framework adopted by the Argentine Central Bank, a provision will be recognized when:

a.	an entity has a present obligation (legal or constructive) as a result of a past event;

b.	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and

c.	a reliable estimate can be made of the amount of the obligation.

An entity will be deemed to have a constructive obligation where (a) the entity has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the entity has created an expectation that it will discharge those responsibilities.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: These provisions are calculated on the basis of attorneys’ reports about the status of the proceedings and the estimate about the potential losses the Group may sustain, as well as on the basis of past experience in proceedings of these kinds.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

The provision amount recognized by the Group must be the best estimate at the reporting period-end of the disbursement required to settle the current obligation.

Where the financial effect of the discount is material, the provision amount must be the present value of the disbursements expected to be required to settle the obligation applying a pre-tax interest rate that reflects prevailing market conditions on the value of money and the risks specific to such obligation. The increase in the provision due to the passage of time is recognized under Financial Income (Loss), Net in the income statement.

The Group will not account for positive contingencies, other than those arising from deferred taxes and those whose occurrence is virtually certain.

As of the date of these consolidated condensed interim financial statements, the Group’s management believes there are no elements leading to the determination of the existence of contingencies that might materialize and have a negative impact on these consolidated condensed interim financial statements other than those set forth in Note 8.3.

The Group evaluates, at the end of the reporting period, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. According to IFRS 4, the Group will be required to determine the adequacy of the carrying amount recorded pursuant to the guidelines set out in IAS 37.

1.22.        OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.23.        NOTES ISSUED

The notes issued by the Group are measured at amortized cost. Where the Group buys back its own notes, the liability in respect of such notes will be deemed discharged and, accordingly, the notes will be derecognized. Where the Group buys back its own debt, such debt will be removed from its separate condensed interim financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expense, as the case may be.

1.24.        SHAREHOLDERS’ EQUITY

Shareholders’ equity accounts are stated in a currency which does not reflect the changes in the price index since February 2003, except for the item “Capital Stock,” which is carried at face value. The restatement adjustment is included in “Adjustments to Shareholders’ Equity.”

Ordinary shares are recognized in shareholders’ equity and carried at face value. When any company comprising the Group buys shares of the Company’s capital stock (treasury stock), the payment made, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed of.

1.25.        PROFIT RESERVES

Pursuant to Section 70 of the General Corporations Law, the Company and its subsidiaries, other than the Bank, are required to appropriate 5% of the net income for the fiscal year to the Legal Reserve until such reserve is equal to 20% of capital stock.

As concerns the Bank, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year — net of the previous years’ adjustments, if any — is required to be appropriated to the legal reserve. Notwithstanding the foregoing, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions established by the Argentine Central Bank in the revised text on the distribution of dividends as described in Note 10.8.

1.26.        DISTRIBUTION OF DIVIDENDS

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated condensed interim financial statements for the fiscal year in which dividends are approved by the Group’s shareholders.

1.27.        REVENUE RECOGNITION

Financial income and expense are recognized in respect of all debt instruments in accordance with the effective rate method, pursuant to which all gains and losses which are an integral part of the transaction effective rate are deferred.

Gains or losses included in the effective rate embrace disbursements or receipts relating to the creation or acquisition of a financial asset or liability, such as payments received for the analysis of the customer’s financial position, negotiation of the instrument terms, preparation and processing of the documents required to consummate the transactions, and payments received for the extension of credit arrangements expected to be used by the customer. The Group accounts for its non-derivative financial liabilities at amortized cost, except for those included in “Fair Value Liabilities with Changes to Income,” which are measured at fair value.

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective rate, and are recognized in the income statement at the time the service is delivered, to the extent the Group does not retain a portion of the same, or such effective rate is maintained under the same conditions as the other participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective rate either, and are recognized at the time the transactions are executed.

The Group’s income from services is recognized in the income statement as performance obligations are fulfilled, thus differing from income from customer loyalty programs, which is accounted for at the fair value of the points and the redemption rate, until such time as points are redeemed by customers and may be charged to profit or loss for the period.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

1.28.        INCOME TAX AND MINIMUM PRESUMED INCOME TAX

1.28.1.        Income Tax

The income tax expense for the period includes current and deferred tax. Income tax is recognized in the consolidated income statement, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the balance sheet date in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation. On the other hand, when required, the Group sets up provisions in respect of the amounts expected to be paid to the tax authorities.

Deferred income tax is determined, in its entirety, by applying the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect income or loss for accounting or tax purposes, is not recorded. The deferred tax is determined using tax rates (and laws) enacted as of the balance sheet date and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, provided that the following two conditions are met:

(i)	the Group controls the timing on which temporary differences will be reversed;
(ii)	such temporary differences are not likely to be reversed in the foreseeable future.

The balances of deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

1.28.2.        Minimum Presumed Income Tax

The Group determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Group’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax exceeds income tax in a given fiscal year, such excess may be computed as a payment due to the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under Other Non-Current Receivables is the portion expected to be offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

1.29.        EARNINGS PER SHARE

Basic earnings per share are calculated as income (loss) attributable to the Group’s ordinary shareholders, excluding the after-tax effect of benefits attached to preferred shares, divided by average ordinary shares outstanding.

Diluted earnings per share are calculated by adjusting income (loss) attributable to shareholders and average ordinary shares outstanding for the effects of the potential conversion into equity instruments of all convertible notes held by the Group at period-end.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated condensed interim financial statements in accordance with the IFRS-based accounting framework requires the use of certain significant accounting estimates. It also requires that management make judgments in applying the accounting standards set forth by the Argentine Central Bank to define the Group’s accounting criteria.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Group has identified the following areas, which involve a higher degree of judgment or complexity, or in which the assumptions and estimates are material for these condensed interim financial statements, as essential to understanding the underlying accounting/financial reporting risks.

a.        FAIR VALUE OF DERIVATIVE INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of financial instruments not listed in active markets is determined using valuation techniques. Such techniques are validated and reviewed periodically by qualified personnel independent from the areas in which they were developed. All models are assessed and adjusted before being put into use in order to ensure that results reflect current information and comparable market prices. Where possible, models rely on observable information only; however, certain factors, such as the Group’s and the counterparty’s respective credit risks, volatilities and correlations, require the use of estimates. Changes in the assumptions about these factors may affect the reported fair value of financial instruments.

b.        IMPAIRMENT LOSSES ON LOANS AND ADVANCES

The Group makes estimates about its customers’ repayment capacity to determine the provision level required to set up according to the Argentine Central Bank regulations.

Such estimates are made as frequently as required by the minimum loan loss provisions set forth by the Argentine Central Bank.

Requirements for Allowances for Loan Losses

The Argentine Central Bank requires that minimum allowances for loan losses be setup for the different categories in which customers are classified. The rates vary by category and by whether the loans are secured. The percentages apply to total customer obligations, both principal and interest. The allowance for loan losses on the performing portfolio is unallocated, while allowances for the other categories are individually allocated. The regulations require the suspension of interest accrual or the setup of allowances for 100% of interest for customers classified as “With Problems,” “Medium Risk” or lower.

c.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions associated with these assets to determine whether the events and circumstances warrant a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the asset which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. The Group has concluded that there were no indicators of impairment for any of the periods reported in its consolidated condensed interim financial statements.

d.        INCOME TAX AND DEFERRED TAX

The assessment of current and deferred tax assets and liabilities requires a significant level of judgment. Current income tax is accounted for according to the amounts expected to be paid, while deferred income tax is accounted for on the basis of the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 3. TRANSITION TO IFRS

3.1.    REQUIREMENTS FOR THE TRANSITION TO IFRS

The following is a reconciliation between shareholders’ equity, the income statement, other comprehensive income and the statement of cash flows amounts related to the consolidated financial statements issued according to the accounting framework prior to the transition date (January 1, 2017), the adoption date (December 31, 2017) and the closing date of the comparative period (June 30, 2017) and the amounts presented according to the IFRS-based accounting framework (see Note 1.1) in these consolidated condensed interim financial statements, as well as the effects of adjustments to cash flows.

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 12.31.17

ASSETS

Cash and Bank Deposits	56,659,196	2,605,614	(321,545)	(**)	58,943,265
Government and Private Securities	38,770,736	(38,770,736)	-		-
Loans and Other Financing Activities	197,335,168	(197,335,168)	-		-
Other Receivables Resulting from Financial Brokerage	33,358,644	(33,358,644)	-		-
Receivables from Financial Leases	1,676,637	(1,676,637)	-		-
Investments in Subsidiaries, Associates and Joint Ventures	28,704	(28,704)	-	(a)	-
Miscellaneous Receivables	3,809,643	(3,809,643)	-		-
Property, Plant and Equipment	4,469,499	586,796	4,743,493	(b)	9,799,788
Miscellaneous Assets	623,762	(623,762)	-		-
Intangible Assets	3,577,022	(2,290,885)	(380,222)	(c)	905,915
Unallocated Items	71,277	(71,277)	-		-
Other Assets	632,272	(632,272)	-		-
Fair Value Debt Securities with Changes to Income	-	29,239,569	(261,329)	(d)	28,978,240
Derivative Instruments	-	537,000	-	(e)	537,000
Repo Transactions	-	9,676,101	-		9,676,101
Other Financial Assets	-	7,044,090	(125,669)	(f)	6,918,421
Loans and Other Financing Activities	-	201,504,667	(6,970,275)	(g)	194,534,392
Other Debt Securities	-	2,589,436	119,216	(h)	2,708,652
Financial Assets Pledged as Collateral	-	6,395,575	(65,018)	(j)	6,330,557
Current Income Tax Assets	-	213,072	(105,741)	(**)	107,331
Investments in Equity Instruments	-	20,870	54,936	(i)	75,806
Deferred Income Tax Assets	-	558,004	-	(p)	558,004
Other Non-Financial Assets	-	3,557,900	(461,985)	(k)	3,095,916
Non-Current Assets Held for Sale	-	4,740,383	1,144,671	(l)	5,885,054
TOTAL ASSETS	341,012,560	(9,328,650)	(2,629,468)		329,054,442

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 12.31.17

LIABILITIES

Deposits	203,450,563	337	(2,733,996)	(**)	200,716,904
Other Liabilities Resulting from Financial Brokerage	81,343,100	(81,343,100)	-		-
Miscellaneous Liabilities	8,570,777	(8,570,778)	-		-
Provisions	713,208	-	(155,753)	(m)	557,455
Subordinated Notes	4,828,018	-	-		4,828,018
Unallocated Items	55,673	(55,673)	-		-
Minority Interest	1,935,139	(1,935,196)	55		-
Other Liabilities	815,875	(815,875)	-	(r)	-
Derivative Instruments	-	584,856	-		584,856
Repo Transactions	-	1,131,127	-		1,131,127
Other Financial Liabilities	-	39,217,398	64,488	(n)	39,281,886
Loans from the Argentine Central Bank and Other Financial Institutions	-	8,496,778	(627,730)	(o)	7,869,048
Notes Issued	-	16,042,727	(2,303,661)	(**)	13,739,066
Current Income Tax Liabilities	-	3,306,078	(231,923)	(**)	3,074,155
Deferred Income Tax Liabilities	-	20,196	686,105	(p)	706,301
Other Non-Financial Liabilities	-	13,581,418	(193,922)	(q)	13,387,496
TOTAL LIABILITIES	301,712,355	(10,339,707)	(5,496,337)		285,876,312
SHAREHOLDERS’ EQUITY
Capital Stock, Contributions and Reserves	30,970,736	(924,140)	-	(s)	30,046,596
Retained Income	-	-	2,558,835		2,558,835
Other Accumulated Comprehensive Income	-	-	17,279		17,279
Net Income for the Fiscal Year	8,329,469	-	290,755		8,620,224
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	39,300,205	(924,140)	2,866,869		41,242,934
Shareholders’ Equity Attributable to Non-Controlling Interests	-	1,935,196	-		1,935,196
TOTAL SHAREHOLDERS’ EQUITY	39,300,205	1,011,056	2,866,869		43,178,130

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 06.30.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 06.30.17

ASSETS

Cash and Bank Deposits	33,333,039	(5,572)	(256,688)	(**)	33,070,779
Government and Private Securities	29,717,131	(29,717,131)	-		-
Loans and Other Financing Activities	159,873,447	(159,873,447)	-		-
Other Receivables Resulting from Financial Brokerage	17,485,611	(17,485,611)	-		-
Receivables from Financial Leases	1,209,876	(1,209,876)	-		-
Investments in Subsidiaries, Associates and Joint Ventures	45,288	1,999	184,109	(a)	231,396
Miscellaneous Receivables	3,421,539	(3,421,539)	-		-
Property, Plant and Equipment	3,175,272	1,177,174	4,620,727	(b)	8,973,173
Miscellaneous Assets	1,458,413	(1,458,413)	-		-
Intangible Assets	2,852,170	(1,529,297)	(518,277)	(c)	804,596
Unallocated Items	65,614	(65,614)	-		-
Other Assets	536,125	(536,125)	-		-
Fair Value Debt Securities with Changes to Income	-	24,118,260	(7,064)	(d)	24,111,196
Derivative Instruments	-	134,324	-		134,324
Repo Transactions	-	5,480,429	(19,625)		5,460,804
Other Financial Assets	-	4,113,553	(176,201)	(f)	3,937,352
Loans and Other Financing Activities	-	162,835,806	(5,882,028)	(g)	156,953,778
Other Debt Securities	-	1,704,170	362,623	(h)	2,066,793
Financial Assets Pledged as Collateral	-	3,928,207	(49,294)	(j)	3,878,913
Current Income Tax Assets	-	306,590	(38,867)	(**)	267,723
Investments in Equity Instruments	-	20,126	40,734	(i)	60,860
Deferred Income Tax Assets	-	602,595	-	(p)	602,595
Other Non-Financial Assets	-	3,164,105	(221,808)	(k)	2,942,297
Non-current Assets Held for Sale	-	5,676,083	-	(l)	5,676,083
TOTAL ASSETS	253,173,525	(2,039,204)	(1,961,659)		249,172,662

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 06.30.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 06.30.17

LIABILITIES

Deposits	158,152,416	(5,818)	(1,723,136)	(**)	156,423,462
Other Liabilities Resulting from Financial Brokerage	57,654,262	(57,654,262)	-		-
Miscellaneous Liabilities	6,633,946	(6,633,946)	-		-
Provisions	539,412	-	(137,070)	(m)	402,342
Subordinated Notes	4,260,594	-	-		4,260,594
Unallocated Items	73,660	(73,660)	-		-
Minority Interest	1,584,862	(1,584,880)	18		-
Other Liabilities	725,343	(725,343)	-	(r)	-
Derivative Instruments	-	158,161	-		158,161
Other Financial Liabilities	-	26,241,122	(276,989)	(n)	25,964,133
Loans from the Argentine Central Bank and Other Financial Institutions	-	6,326,591	(783,957)	(o)	5,542,634
Notes Issued	-	15,388,048	(1,418,591)	(**)	13,969,457
Current Income Tax Liabilities	-	2,081,560	(179,315)	(**)	1,902,245
Deferred Income Tax Liabilities	-	28,308	929,471	(p)	957,779
Other Non-Financial Liabilities	-	12,830,035	(1,251,481)	(q)	11,578,554
TOTAL LIABILITIES	229,624,494	(3,624,084)	(4,841,050)		221,159,360
SHAREHOLDERS’ EQUITY
Capital Stock, Contributions and Reserves	20,112,700	-	-		20,112,700
Retained Income	-	-	2,558,835		2,558,835
Other Accumulated Comprehensive Income	-	-	101,489		101,489
Net Income for the Fiscal Year	3,436,330	-	219,067		3,655,397
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	23,549,030	-	2,879,391		26,428,421
Shareholders’ Equity Attributable to Non-Controlling Interests	-	1,584,880	-		1,584,880
TOTAL SHAREHOLDERS’ EQUITY	23,549,030	1,584,880	2,879,391		28,013,301

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 01.01.17

ASSETS

Cash and Bank Deposits	61,166,250	4,992,005	(390,690)	(**)	65,767,565
Government and Private Securities	13,700,800	(13,700,800)	-		-
Loans and Other Financing Activities	137,451,655	(137,451,655)	-		-
Other Receivables Resulting from Financial Brokerage	18,178,275	(18,178,275)	-		-
Receivables from Financial Leases	955,346	(955,346)	-		-
Investments in Subsidiaries, Associates and Joint Ventures	52,964	(30,344)	133,049	(a)	155,669
Miscellaneous Receivables	3,440,115	(3,440,115)	-		-
Property, Plant and Equipment	2,873,552	1,219,738	4,601,438	(b)	8,694,728
Miscellaneous Assets	1,221,237	(1,221,237)	-		-
Intangible Assets	2,582,255	(1,171,928)	(579,184)	(c)	831,143
Unallocated Items	89,035	(89,035)	-		-
Other Assets	539,140	(539,140)	-		-
Fair Value Debt Securities with Changes to Income	-	15,214,082	1,075,482	(d)	16,289,564
Derivative Instruments	-	124,260	261	(e)	124,521
Repo Transactions	-	-	-		-
Other Financial Assets	-	4,041,506	(535,652)	(f)	3,505,854
Loans and Other Financing Activities	-	140,441,580	(4,826,609)	(g)	135,614,971
Other Debt Securities	-	1,153,225	(191,262)	(h)	961,963
Financial Assets Pledged as Collateral	-	5,676,405	(197,551)	(j)	5,478,854
Current Income Tax Assets	-	126,241	(98,710)	(**)	27,531
Investments in Equity Instruments	-	30,412	71,151	(i)	101,563
Deferred Income Tax Assets	-	563,412	-	(p)	563,412
Other Non-Financial Assets	-	2,411,992	(87,575)	(k)	2,324,417
Non-Current Assets Held for Sale	-	4,740,049	1,186,034	(l)	5,926,083
TOTAL ASSETS	242,250,624	3,957,032	160,182		246,367,838

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Consolidated Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	Adjustments	References(*)	IFRS-based Accounting Framework (See Note 1.1) 01.01.17

LIABILITIES

Deposits	151,688,147	3,236	(1,314,318)	(**)	150,377,065
Other Liabilities Resulting from Financial Brokerage	57,793,653	(57,793,653)	-		-
Miscellaneous Liabilities	5,804,284	(5,804,284)	-		-
Provisions	384,484	-	(49,608)	(m)	334,876
Subordinated Notes	4,065,255	-	-		4,065,255
Unallocated Items	70,530	(70,530)	-		-
Minority Interest	1,462,189	(1,451,883)	(10,306)		-
Other Liabilities	629,382	(629,382)	-	(r)	-
Fair Value Liabilities with Changes to Income	-	-	-		-
Derivative Instruments	-	239,135	(81,536)	(e)	157,599
Repo Transactions	-	1,782,068	(137,858)	(**)	1,644,210
Other Financial Liabilities	-	32,994,527	41,354	(n)	33,035,881
Loans from the Argentine Central Bank and Other Financial Institutions	-	7,479,171	(582,349)	(o)	6,896,822
Notes Issued	-	13,012,843	(1,155,125)	(**)	11,857,718
Current Income Tax Liabilities	-	1,997,323	(175,174)	(**)	1,822,149
Deferred Income Tax Liabilities	-	23,943	931,591	(p)	955,534
Other Non-Financial Liabilities	-	10,722,635	(149,506)	(q)	10,573,129
TOTAL LIABILITIES	221,897,924	2,505,149	(2,682,835)		221,720,238
SHAREHOLDERS’ EQUITY
Capital Stock, Adjustments and Reserves	14,334,823	-	-		14,334,823
Retained Income	6,017,877	-	2,558,835		8,576,712
Other Accumulated Comprehensive Income	-	-	284,182		284,182
Net Income for the Fiscal Year	-	-	-		-
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	20,352,700	-	2,843,017		23,195,717
Shareholders’ Equity Attributable to Non-Controlling Interests	-	1,451,883	-		1,451,883
TOTAL SHAREHOLDERS’ EQUITY	20,352,700	1,451,883	2,843,017		24,647,600

(*) The references are related to the explanations included in Note 3.5.

(**) The adjustments are related to the deconsolidation of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as detailed in Note 7.3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

CONSOLIDATED INCOME STATEMENT	Prior Accounting Framework 06.30.17	Reclassifications	Adjustments	IFRS-based Accounting Framework (See Note 1.1) 06.30.17

Financial Income	20,713,205	(20,713,205)	-	-
Financial Expenses	(9,894,425)	9,894,425	-	-
Loan Loss Provisions	(2,605,594)	(6,668)	291,895	(2,320,367)
Income from Services	9,977,447	(9,977,447)	-	-
Expenses from Services	(2,922,835)	2,922,835	-	-
Administrative Expenses	(10,866,494)	5,852,999	389,317	(4,624,178)
Underwriting Income	1,040,241	84,815	223	1,125,279
Minority Interest	(275,876)	275,876	-	-
Miscellaneous Income	809,065	(809,065)	-	-
Miscellaneous Losses	(473,596)	473,596	-	-
Income Tax	(2,064,808)	2,064,808	-	-
Interest Income	-	17,795,298	(1,565,132)	16,230,166
Interest Expense	-	(7,668,213)	358,494	(7,309,719)
Commission Income	-	7,874,808	(45,176)	7,829,632
Commission Expense	-	(1,197,688)	35,959	(1,161,729)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	1,715,549	228,007	1,943,556
Income (Loss) from Derecognition of Assets Measured at Amortized Cost	-	-	-	-
Exchange Rate Differences on Gold and Foreign Currency	-	931,288	9,806	941,094
Other Operating Income	-	2,343,955	(126,020)	2,217,935
Employee Benefits	-	(5,339,805)	286,762	(5,053,043)
Depreciation and Impairment of Assets	-	(520,161)	17,364	(502,797)
Other Operating Expenses	-	(3,682,901)	107,827	(3,575,074)
Income for Associates and Joint Ventures	-	89,363	51,163	140,526
Income Tax from Continuing Activities	-	(1,943,224)	178,163	(1,765,061)
Income (Loss) from Discontinued Operations	-	-	-	-
Income Tax from Discontinued Activities	-	(185,362)	-	(185,362)
Net Income for the Period	3,436,330	275,876	218,652	3,930,858
Other Comprehensive Income	-	-	(182,693)	(182,693)
Total Comprehensive Income	3,436,330	275,876	35,959	3,748,165
Total Comprehensive Income Attributable to the Controlling Company’s Shareholders	3,436,330	-	36,374	3,472,704
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interests	-	275,876	(415)	275,461

The significant adjustments to Cash Flows, as required by IFRS 1, paragraph 25, are as follows:

a.

Under the prior accounting framework, Cash and Due from Banks and highly-liquid investments originally due in three months or less were considered to be Cash and Cash Equivalents. Under the IFRS-based accounting framework, Cash and Bank Deposits, including foreign currency purchases and sales pending settlement originally due in three months or less, and highly-liquid investments originally due in three months or less are considered to be Cash and Cash Equivalents.

b.

Under the prior accounting framework, cash and cash equivalents of equity investments in Compañía Financiera Argentina S.A. (“CFA”) and Cobranzas y Servicios S.A. (“CyS”) were consolidated with those of the Group. Under the IFRS-based accounting framework, both companies are disclosed under Non-Current Assets Held for Sale and, consequently, have not been consolidated.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The reconciliation of cash and cash equivalents is as follows:

Cash and Cash Equivalents	Prior Accounting Framework 06.30.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 06.30.17

Cash and Bank Deposits	33,333,039	(256,688)	(5,572)	33,070,779
Argentine Central Bank’s Bills and Notes Maturing within up to 90 days	13,108,767	(49,280)	(196,586)	12,862,901
Receivables from Reverse Repo Transactions	5,476,790	(19,612)	-	5,457,178
Local Interbank Loans	683,890	200,000	-	883,890
Overnight Placements in Banks Abroad	613,358	-	-	613,358
Other Cash Equivalents	2,250,735	-	(2,697)	2,248,038
Total	55,466,579	(125,580)	(204,855)	55,136,144

Cash and Cash Equivalents	Prior Accounting Framework 01.01.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 01.01.17

Cash and Bank Deposits	61,166,250	(395,201)	4,996,516	65,767,565
Argentine Central Bank’s Bills and Notes Maturing within up to 90 days	6,635,954	-	267,655	6,903,609
Receivables from Reverse Repo Transactions	862,300	-	-	862,300
Local Interbank Loans	1,227,101	-	-	1,227,101
Overnight Placements in Banks Abroad	3,196,060	-	(5,709)	3,190.35
Total	73,087,665	(395,201)	5,258,462	77,950,926

c.

Under the prior accounting framework, cash flows from Intangible Assets, Dividends Earned for Investments in Associates and Cash Flows with the Argentine Central Bank were disclosed as cash flows provided by operating activities. Under the IFRS-based accounting framework, cash flows from Intangible Assets and Dividends Earned for Investments in Subsidiaries and Associates are disclosed as cash flows provided by investing activities, while those from loans from the Argentine Central Bank are disclosed as cash flows provided by financing activities.

d.	Cash flows from CFA and CyS, as mentioned in point b. above, by applying the IFRS-based accounting framework, have not been consolidated.

The reconciliation of cash flows is as follows:

Cash and Cash Equivalents	Prior Accounting Framework 06.30.17	CFA + CyS Discontinued Operations	Adjustments	IFRS-based Accounting Framework 06.30.17

Operating Activities (I)	(18,322,428)	388,024	(5,311,244)	(23,245,648)
Investing Activities (II)	(620,760)	15,747	(190,151)	(795,164)
Financing Activities (III)	(244,612)	(134,150)	40,051	(338,711)
Effect of Changes in the Exchange Rate	1,566,714	-	(1,973)	1,564,741
Total	(17,621,086)	269,621	(5,463,317)	(22,814,782)

(I) Operating Activities
Cash Flows According to Argentine Central Bank Regulations as of 06.30.17				(18,322,428)
CFA + CyS Discontinued Operations				388,024
Adjustments that Affect Cash Flows from Operating Activities				(5,517,090)
Intangible Assets				553,445
Miscellaneous Assets				(290,452)
Dividends Cashed from Subsidiaries				(57,147)
Cash Flows According to the IFRS-based Accounting Framework as of 06.30.17				(23,245,648)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

(II) Investing Activities
Cash Flows According to Argentine Central Bank Regulations as of 06.30.17	(620,760)
CFA + CyS Discontinued Operations	15,747
Miscellaneous Assets	290,452
Dividends Cashed from Subsidiaries	57,147
Adjustments to Determine Investing Activities	15,695
Intangible Assets	(553,445)
Cash Flows According to the IFRS-based Accounting Framework as of 06.30.17	(795,164)

(III) Financing Activities
Cash Flows According to Argentine Central Bank Regulations as of 06.30.17	(244,612)
CFA + CyS Discontinued Operations	(134,150)
Adjustments to Determine Financing Activities	40,051
Cash Flows According to the IFRS-based Accounting Framework as of 06.30.17	(338,711)
Effect of Changes in the Exchange Rate
Cash Flows According to Argentine Central Bank Regulations as of 06.30.17	1,566,714
Adjustments to Determine Financing Activities	(1,973)
Cash Flows According to the IFRS-based Accounting Framework as of 06.30.17	1,564,741

3.2.    OPTIONAL EXEMPTIONS TO IFRS

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exceptions. Such exceptions have been established by the IASB to make the first application of certain IFRS simpler, eliminating the mandatory nature of their retrospective application.

Below are the optional exemptions applicable to the Group under IFRS 1:

1.

Attributed Cost of Bank Property, Plant and Equipment and Investment Properties: The current value of bank property, plant and equipment and investment properties has been adopted as attributed cost as of the date of transition to IFRS.

2.	Business Combinations: The Group has opted for not applying IFRS 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to IFRS.
3.

Assets and Liabilities of Subsidiaries that Have Already Applied IFRS: The Group has adopted IFRS for the first time for its subsidiary Tarjetas Regionales S.A. and its related subsidiaries. Consequently, it has measured the assets and liabilities of such subsidiaries in its consolidated condensed interim financial statements for the same carrying amounts disclosed in their financial statements.

The Group has not made use of other exemptions available in IFRS 1.

3.3.    MANDATORY EXCEPTIONS TO IFRS

Below are the mandatory exceptions applicable to the Group under IFRS 1:

1.

Estimates: The estimates made by the Group according to IFRS as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in Note 1.1 (non-application of the impairment chapter of IFRS 9).

2.

Accounting derecognition of financial assets and liabilities: The Group applied the criteria of accounting derecognition of financial assets and liabilities under IFRS 9 prospectively for transactions that occurred after January 1, 2017.

3.

Classification and measurement of financial assets: The Group has considered the existing events and circumstances as of January 1, 2017 in its evaluation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in profit or loss or at fair value with changes in other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

4.	Other mandatory exceptions established by IFRS 1 that have not been applied because of not being material to the Group are:
-	Hedge accounting
-	Non-controlling interests
-	Embedded derivatives
-	Government loans

The other exceptions established by IFRS 1 have not been applied because of not being material to the Group.

3.4.    RECLASSIFICATIONS

The items recognized under the prior accounting framework, which were reclassified according to the IFRS-based accounting framework and as detailed in point 3.1., are described below.

3.4.1.     Assets

Spot Purchases and Sales Pending Settlement: According to standards that were in effect until December 31, 2017, these transactions were recorded as Other Receivables Resulting from Financial Brokerage and Other Liabilities Resulting from Financial Brokerage, respectively. Using the applicable criterion as of the date of closing, a spot purchase transaction pending settlement will call for recording the security to be received in the respective account, with the applicable measurement criterion, while the spot sale pending settlement will call for the derecognition of the security. The currency transactions pending settlement have been reclassified as cash equivalents and those of securities have been included in the respective holdings.

Reverse Repo Transactions: Under the prior accounting framework, a security was recognized in the respective holding and the obligation to deliver it was at the end of the transaction in Other Liabilities Resulting from Financial Brokerage. The loan granted was recorded in Other Receivables Resulting from Financial Brokerage. Under the IFRS-based accounting framework, the financial assets acquired through reverse repo transactions for which the risks and benefits have not been transferred shall be recognized as a loan granted with securities offered as collateral. Therefore, the reclassification between the accounts mentioned above has been made.

Leasehold Improvements: According to the prior accounting framework, leasehold improvements were disclosed under Intangible Assets. According to the IFRS-based accounting framework, leasehold improvements are part of Property, Plant and Equipment.

Equity Investments: As discussed in Prisma Medios de Pago S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders wished to transfer all of the shares. Therefore, according to IFRS 5 this is considered as Non-Current Assets Held for Sale and valued at cost or fair value, whichever lower.

Likewise, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. are disclosed under Equity Investments, under the prior accounting framework. As mentioned above regarding IFRS 5, it has been reclassified in the same account.

Repurchase of Notes: We have adjusted our own notes held in portfolio disclosed under the prior accounting framework such that, according to the IFRS-based Accounting Framework, an issuer’s repurchase of its own debt has the effect of settling the respective liability.

3.4.2.     Income Statement

Commissions on Origination of Loans and Lending Expenses: According to the prior accounting framework, commissions on structuring were disclosed under Income from Services, and lending expenses were disclosed under Expenses from Services. According to IFRS 9, such commissions are part of the necessary cash flows to calculate the IRR on loans. Accordingly, the respective reclassification has been made to Interest Income.

3.5.    Adjustments by Applying IFRS as of the Date of Transition

As of the date of transition, according to the prior accounting framework, the Group also consolidated Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. have been classified as Held for Sale under IFRS 5 since the respective agreements for their transfer have been signed. The effect is disclosed in all the accounts that were consolidated according to the prior accounting framework, as detailed in Note 3.1.

According to IFRS, an investor controls a subsidiary if it is exposed to or is entitled to variable returns due to its involvement in such entity and if it is capable of allocating such returns through its power over the subsidiary. By applying the principle of control under IFRS 10, the Financial Trust Galtrust I and the Financial Trust Saturno Créditos, which were not considered as controlled entities under Argentine Central Bank regulations, have been consolidated.

The following are the adjustments made by applying the IFRS-based accounting framework, which were made to amounts recognized under the prior accounting framework and which are detailed in point 3.1.

(a)

Investments in Subsidiaries, Associates and Joint Ventures: Upon applying the equity method, the financial statements of the subsidiaries and of Prisma Medios de Pago S.A. have been used. The shareholders’ equity arising from their financial statements has been adjusted by the effect the application of the IFRS-based accounting framework has had thereon.

	12.31.17	06.30.17	01.01.17

Prisma Medios de Pago S.A.	-	184,109	133,104
Procesadora Regional S.A.	-	-	(55)

Total	-	184,109	133,049

(b)	Property, Plant and Equipment: The value resulting as adjustment arises from adopting fair values as attributed cost, as described in 3.2, net of the related impact on accumulated depreciation.

(c)

Intangible Assets: The prior accounting framework allowed including in intangible assets items such as organization and reorganization expenses and other items, the capitalization of which is not allowed according to the IFRS-based accounting framework. Such assets have been derecognized and the amortization generated under the prior accounting framework has been reversed.

(d)

Fair Value Debt Securities with Changes to Income: The accounting valuation system of government and private securities set forth by the Argentine Central Bank until December 2017 established, in general, the valuation at fair value for those securities published in the list of volatilities periodically issued by such institution. The securities not included in those lists were measured at acquisition cost plus the IRR.

The adjustment disclosed is that resulting from measuring at fair value with changes in profit or loss the securities classified in this business model.

The Group has classified the following financial assets into this category: holdings in government and private securities, in instruments issued by the Argentine Central Bank and in notes; and certain investments in debt securities in financial trusts.

Galicia Valores S.A. has measured the securities classified in this business model at fair value with changes in profit or loss.

(e)	Derivative Instruments: The adjustment is that resulting from applying the techniques specified in Notes 2.1 and 4 to the Group’s option portfolio.

(f)

Other Financial Assets: The adjustment is related to the consolidation of the financial assets adjusted to the IFRS-based accounting framework of Financial Trust Galtrust I and Financial Trust Saturno Créditos, which do not qualify as controlled entities under the prior accounting framework.

(g)

Loans and Other Financing Activities: According to the effective measurement criteria until the convergence to IFRS, loans and other financing activities were recorded at their acquisition cost plus interest accrued based on the contractual rate. In compliance with the provisions set out in IFRS 9, the related adjustment has been made to the measurement at amortized cost.

(h)

Other Debt Securities: As described in the preceding paragraph, the adjustment relates to debt securities of financial trusts which have been measured at amortized cost, based on the business model and cash flows from the instrument.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Financial Trust Galtrust I has adjusted the measurement of its holding of government securities at fair value with changes in OCI, since it relates to the classification within such business model for the IFRS-based accounting framework, with cash flows representing eliminations of principal plus interest.

(i)	Investments in Equity Instruments: Under the IFRS-based accounting framework, interests measured at cost were reclassified to Listed Private Securities and measured at fair value.

Galicia Valores S.A. has measured share investments at fair value with changes in profit or loss, according to the IFRS-based accounting framework.

	12.31.17	06.30.17	01.01.17

Banco de Galicia y Buenos Aires S.A.	54,936	40,734	40,101
Galicia Valores S.A.	-	-	31,050
Total	54,936	40,734	71,151

(j)

Other Financial Assets Pledged as Collateral: The adjustment arises from the measurement at fair value with changes in profit or loss of monetary regulation instruments offered as collateral. Under the prior accounting framework, these assets were measured at cost plus IRR.

(k)

Other Non-Financial Assets: The adjustment is made up of the derecognition of advances for systems purchased, the capitalization of which is not allowed by the IFRS-based accounting framework; the measurement of guarantees granted according to paragraph 4.2.1. c) of IFRS 9; and the adoption of fair value as attributed cost of miscellaneous assets.

	12.31.17	06.30.17	01.01.17

Guarantees Granted	163,466	148,192	134,620
Derecognition of Advances for Systems Purchased	(642,034)	(514,338)	(437,101)
Miscellaneous Assets	46,261	173,840	214,906
Others	(29,678)	(29,502)	-
Total	(461,985)	(221,808)	(87,575)

(l)

Non-Current Assets Held for Sale: Non-Current Assets Held for Sale relates to the adjustment of Prisma Medios de Pago S.A. due to the application of the equity method prior to its reclassification as Non-Current Assets Held for Sale, as described in Note 3.5.

(m)

Provisions: Provisions relates to the adjustment for the valuation according to the likelihood criteria of IAS 37 (“more likely than not”) regarding the contingencies for labor and commercial legal actions which, according to the prior accounting framework, were recorded based on the progress made in pending labor and commercial legal actions.

(n)

Other Financial Liabilities: This adjustment relates to the measurement of guarantees granted, according to paragraph 4.2.1 c) of IFRS 9, which did not require balance sheet disclosure under the prior accounting framework.

(o)

Loans from the Argentine Central Bank and Other Financial Institutions: This relates to the measurement at amortized cost, according to the IFRS-based accounting framework, of those loans received, the interest on which had been accrued by applying the contractual rate of the prior accounting framework.

(p)

Deferred Income Tax Assets and Liabilities: The deferred tax is recognized according to the liability method, the resulting temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and is determined using tax rates (and laws) approved or about to be approved as of the balance sheet date and expected to be applicable when the related deferred tax assets are realized or the deferred tax liabilities are settled.

By applying Argentine Central Bank regulations, the Bank only recognized the current tax for the fiscal year, according to the prior accounting framework.

(q)

Other Non-Financial Liabilities: Other Non-Financial Liabilities relates to the deferred income for the Quiero! customer loyalty program, which is measured at the fair value of the point granted and considers the redemption rate, according to the IFRS-based accounting framework. Under the prior accounting framework, the loyalty program was measured on the basis of the cost of granted points.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

(r)

Liabilities Recognized by Insurance Companies: Under the IFRS-based accounting framework, an insurance company will evaluate, at the end of the period reported, the adjustment of insurance liabilities that have been recognized, using the current estimates of future cash flows from insurance contracts. If the evaluation shows that the carrying amount of its liabilities for insurance contracts (less deferred acquisition costs and related intangible assets) is not adequate, considering the estimated future cash flows, the total amount of the inadequacy will be recognized in profit or loss. Under the prior accounting framework, the accounting policies followed by the insurance company do not require performing a test of adjusting liabilities that meets the minimum conditions established by the IFRS-based accounting framework. According to IFRS 4, in this case, the insurance company shall determine the adjustment of the recorded carrying amount according to the guidelines set out in IAS 37.

(s)

Liability from Purchase of Minority Interests: As of December 31, 2017, a financial liability has been recognized for the purchase of a 6% interest in Tarjetas Regionales S.A. IFRS 32, paragraph 23, sets forth that a commitment to buy treasury shares is to be accounted for as a financial liability for the present value of the selling price. The liability is recognized with its corresponding offsetting entry in equity, since the risks and rewards associated with the shares are retained by the minority shareholders until the actual transfer of such shares. The transaction totaled $924,140 and the amount recognized against other shareholders’ equity reserves was $419,307.

NOTE 4. FINANCIAL ASSETS AND LIABILITIES

4.1.    Fair Values

The Group classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, notes or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies as little as possible on the Group’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2.

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted equity instruments.

The Group’s financial instruments measured at fair value at period-end are as follows:

Instruments Portfolio as of 06.30.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	792,742	16,232,006	-
- Government Securities	9,072,700	2,805,494	973,340
- Private Securities	259,961	-	1,092,553
- Derivative Instruments	-	2,245,940	-
- Other Financial Assets	2,214,173	-	39,000
- Other Debt Securities(*)	-	-	3,948,488
- Financial Assets Pledged as Collateral	4,741	2,226,260	-
- Equity Instruments	31,442	-	62,830
Liabilities
- Fair Value Liabilities with Changes to Income	(1,625,085)	(175,785)	(35,119)
- Derivative Instruments	-	(3,681,127)	-
Total	10,750,674	19,652,788	6,081,092

(*) This relates to Treasury Bonds due in 2020 measured at fair value with changes in OCI.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	17,858,764	-	-
- Government Securities	9,286,132	-	165,214
- Private Securities	559,087	4,000	1,105,043
- Derivative Instruments	-	537,000	-
- Other Financial Assets	3,058,830	-	39,000
- Other Debt Securities(*)	96,481	-	-
- Financial Assets Pledged as Collateral	391,287	-	-
- Equity Instruments	19,122	-	56,684
Liabilities
- Derivative Instruments	-	(584,856)	-
Total	31,269,703	(43,856)	1,365,941

(*) This relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Changes in instruments included in fair value Level 3 are as follows:

Level 3 as of 06.30.18	Balance as of 12.31.17	Purchases	Sales	Income (Loss)	Balance as of 06.30.18

- Government Securities	165,214	6,191,316	(5,403,643)	20,453	973,340
- Private Securities	1,105,043	2,895,981	(3,163,781)	127,731	1,092,553
- Other Financial Assets	39,000	-	-	-	39,000
- Other Debt Securities	-	3,925,192	-	23,296	3,948,488
- Equity Instruments	56,684	-	-	6,146	62,830
- Liabilities at Fair Value	-	(35,119)	-	-	(35,119)
Total	1,365,941	13,104,949	(8,567,424)	177,626	6,081,092

The Group’s policy is to recognize transfers among fair value levels only as of year-end dates, there being no changes to financial instruments held in portfolio as of December 31, 2017.

Valuation Techniques

Valuation techniques to determine fair values include:

-	Market or quoted prices of similar instruments.

-	Determining the estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are directly observable for the asset or liability (i.e., prices). For those instruments for which there is no secondary trading, and if positions should be disposed of, the Group should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the regulatory agency. The price has been prepared based on such rate accrual.

The valuation technique to determine fair value Level 3 of financial instruments is based on the price prepared by curve, which is a method that compares the existing spread between the curve of sovereign bonds and the average hurdle rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances during the month, the following variants will be used:

(i)	secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;

(ii)	prior-month bidding and/or secondary market prices, which will be taken depending on how representative they are;

(iii)	spread calculated in the prior month which will be applied to the sovereign curve, according to the reasonableness thereof;

(iv)	a specific margin is applied, determined based on historical returns of instruments of similar conditions, based on justified reasons therefor.

As stated above, the rates and spreads are used to discount future cash flows and determine the price of the instrument.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

All the changes to valuation methods are previously discussed and approved by the Group’s key personnel.

4.2.    Off-Balance Sheet Items

In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.

The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusual credit risk.

Agreed Credits

Agreed credits are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.

Commitments are expected to expire without resorting to them. The total amounts of agreed credits do not necessarily represent future cash requirements. Each customer’s solvency is evaluated case by case.

Guarantees Granted

The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.

Export and Import Documentary Credits

Export and import documentary credits are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.

Responsibilities for Foreign Trade Transactions

Responsibilities for foreign trade transactions are conditional commitments for foreign trade transactions.

The Group’s exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.

The credit exposure for these transactions is detailed below.

	06.30.18	12.31.17

Agreed Credits	12,786,424	11,665,185
Export and Import Documentary Credits	1,469,179	1,358,550
Guarantees Granted	7,119,208	2,366,349
Responsibilities for Foreign Trade Transactions	539,107	456,567

As of June 30, 2018 and December 31, 2017, the fees and commissions related to the items mentioned above amounted to $2,579 and $19,338 for agreed credits, $10,774 and $40,103 for Export and Import Documentary Credits, and $11,424 and $44,378 for Guarantees Granted.

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	06.30.18	12.31.17	01.01.17

Other Preferred Guarantees Received	92,583	45,400	60,648
Other Guarantees Received	361,924	319,350	241,575

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The risk of loss in these offsetting transactions is not significant.

	06.30.18	12.31.17	01.01.17

Checks and Drafts to be Debited	2,551,737	2,106,757	2,013,574
Checks and Drafts to be Credited	3,220,953	3,084,228	2,559,608
Values for Collection	24,913,379	23,037,677	18,309,418

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. As of June 30, 2018 and December 31, 2017, trust funds amounted to $9,351,228 and $8,916,957, respectively. In addition, as of June 30, 2018 and December 31, 2017, securities held in custody amounted to $420,451,985 and $371,286,397, respectively. These trusts are not included in the consolidation since the Group does not exert control on them.

4.3.    Derivative Instruments

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (“MAE”) and Rosario Futures Exchange (“ROFEX”) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, the Bank being one of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The transactions are recorded in Off-Balance Sheet Items for the notional value traded. The accrued balances pending settlement are disclosed in the “Derivative Instruments” line of Assets and/or Liabilities, as the case may be.

INTEREST RATE SWAPS

Interest rate swap transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a daily or monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

The amounts of transactions conducted as of the indicated dates are as follows:

	Underlying Asset	Type of Settlement	06.30.18(*)	12.31.17(*)

Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Daily difference	52,974,562	20,417,503
Sales	Foreign currency	Daily difference	37,806,408	18,726,582
Purchases by Customers	Foreign currency	Daily difference	3,328,943	395,014
Sales by Customers	Foreign currency	Daily difference	10,836,347	3,706,769
Interest Rate Swaps
Swaps	Others	Other	1,000	1,000
Swaps with Customers	Others	Other	459,333	-
Repo Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	2,347,452	9,697,406
Forward Sales	Government securities	With delivery of the underlying asset	2,981,310	1,132,573

(*) Notional values.

NOTE 5. EQUITY INVESTMENTS AND RELATED PARTIES

5.1.    BUSINESS COMBINATIONS

Banco Finansur S.A.’s operations were temporarily suspended by the Argentine Central Bank from November 9, 2017 to February 9, 2018. On January 12, 2018, the Bank reported its participation in the acquisition of certain assets and the assumption of secured liabilities of Banco Finansur S.A. under the framework of Section 35 bis of Financial Institutions Law, and its submission of a non-binding offer to such company. In addition, on March 9, 2018, the Bank reported that the Argentine Central Bank approved the transfer of certain assets and secured liabilities of Banco Finansur S.A. in its favor, by creating a Private Financial Trust called Fidensur.

The Bank has up to 12 months from the acquisition date to complete the accounting of such transaction classified, under IFRS, as a business combination. Therefore, the amounts considered below are provisional.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The amounts received are as follows:

ASSETS
Cash	24,068
Transfers to Checking Accounts with the Argentine Central Bank	215,000
Transfers Pending to Be Received Abroad	49,566
Assets Received	330
TOTAL ASSETS	288,964
LIABILITIES
Deposits	416,440
DEBT SECURITY ESTIMATED FACE VALUE	127,476

In addition, during the period, the debt security has accrued interest in the amount of $1,224 and interest payments have been received for $20,473, totaling $108,227 as of June 30, 2018.

5.2.       EQUITY INVESTMENTS

5.2.1.    Equity Investments in Subsidiaries

The basic information regarding the Company’s consolidated controlled companies is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	06.30.18	12.31.17	06.30.18	12.31.17

Banco de Galicia y Buenos Aires S.A.	668,549,353	795,973,974	100.00	100.00
Cobranzas Regionales S.A.	8,300	7,700	83.00	77.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	99.99	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	99.99	99.99
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Financial Trust Galtrust I	-	-	-	100.00
Financial Trust Saturno Créditos	-	-	100.00	100.00
Net Investment S.A. (in Liquidation)(*)	-	12,000	-	100.00
Procesadora Regional S.A.	13,636,990	12,709,967	83.85	78.15
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjeta Naranja S.A.	2,343	2,174	83.00	77.00
Tarjetas Regionales S.A.	894,552,668	829,886,212	83.00	77.00
(*) The final distribution was paid out on January 9, 2018.

Company	IFRS-based Accounting Framework (*)
	06.30.18
	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	379,675,137	343,232,977	36,442,160	3,924,059
Cobranzas Regionales S.A.	96,174	57,714	38,460	2,982
Galicia Administradora de Fondos S.A.	428,440	111,660	316,780	294,236
Galicia Broker Asesores de Seguros S.A.	38,167	18,343	19,824	19,739
Galicia Retiro Compañía de Seguros S.A.	214,284	171,641	42,643	4,245
Galicia Seguros S.A.	2,135,446	1,374,596	760,850	455,710
Galicia Valores S.A.	203,775	18,613	185,162	32,782
Galicia Warrants S.A.	120,412	27,267	93,145	21,964
Financial Trust Saturno Créditos	21,764	710	21,054	(903)
Procesadora Regional S.A.	23,354	2,317	21,037	184
Sudamericana Holding S.A.	2,847,783	1,586,214	1,261,569	523,576
Tarjeta Naranja S.A.	41,549,486	32,778,203	8,771,283	1,520,472
Tarjetas Regionales S.A.	41,915,082	32,398,118	9,516,964	1,525,038

(*) The balances are related to consolidated accounts and arise from each subsidiary’s financial statements for publication.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	IFRS-based Accounting Framework (*)
	12.31.17			06.30.17
	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	324,133,270	283,215,764	40,917,506	3,627,160
Cobranzas Regionales S.A.	57,921	22,443	35,478	3,410
Galicia Administradora de Fondos S.A.	648,287	188,086	460,201	192,654
Galicia Broker Asesores de Seguros S.A.	31,599	19,605	11,994	9,519
Galicia Retiro Compañía de Seguros S.A.	195,821	155,244	40,577	2,682
Galicia Seguros S.A.	1,884,259	1,149,537	734,722	490,499
Galicia Valores S.A.	175,436	23,056	152,380	45,483
Galicia Warrants S.A.	99,261	27,736	71,525	5,634
Financial Trust Galtrust I	140,994	341	140,653	45,726
Financial Trust Saturno Créditos	23,372	1,413	21,959	2,420
Net Investment S.A. (in Liquidation)(**)	283	-	283	17
Procesadora Regional S.A.	25,000	4,147	20,853	3,572
Sudamericana Holding S.A.	2,538,872	1,298,879	1,239,993	533,762
Tarjeta Naranja S.A.	36,025,069	28,174,258	7,850,811	1,068,747
Tarjetas Regionales S.A.	36,613,627	28,198,701	8,414,926	1,197,833

(*) The balances are related to consolidated accounts and arise from each subsidiary’s financial statements for publication.

(**) The final distribution was paid out on January 9, 2018.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 resolved to amend Article 1 of the Bylaws, changing the corporate name “Banco de Galicia y Buenos Aires S.A.” to “Banco de Galicia y Buenos Aires SAU.” The Argentine Central Bank, through Resolution No. 200 issued by its Board of Directors on July 5, 2018, did not object to the change of corporate name from “Banco de Galicia y Buenos Aires S.A.” to “Banco de Galicia y Buenos Aires SAU.” To date, such amendment is pending registration with the I.G.J.

The General Ordinary Shareholders’ Meeting of Net Investment S.A. held on May 16, 2017 resolved to unanimously approve the early dissolution and subsequent liquidation of the company, under the provisions set out in Section 94, subsection 1, of General Corporations Law, i.e., by the shareholders’ decision. The financial statements as of December 31, 2017 are the latest financial statements available before Net Investment S.A.’s final liquidation.

The non-controlling equity investment percentages as of the indicated dates are as follows:

Company	06.30.18	12.31.17

Cobranzas Regionales S.A.	17.00	23.00
Galicia Broker Asesores de Seguros S.A.	0.01	0.01
Galicia Retiro Compañía de Seguros S.A.	0.01	0.01
Galicia Seguros S.A.	0.01	0.01
Procesadora Regional S.A.	16.15	21.85
Tarjeta Naranja S.A.	17.00	23.00
Tarjetas Regionales S.A.	17.00	23.00

5.2.2.    Related Parties

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Group controls another entity when it has the power over such other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Group considers that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Group considers that it has significant influence when it has the capacity to take part in decisions about the company’s financial policy and operations. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Group or its subsidiaries are considered to have significant influence. To determine those situations, not only the legal aspects are observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Group’s Management (members of the Board of Directors and Managers of the Group and its subsidiaries), as well as the entities over which the key personnel may have significant influence or control are considered to be related parties.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Buenos Aires - Argentina	19.71%

Key Personnel’s Compensation

The compensation earned by the Group’s key personnel as of June 30, 2018 and December 31, 2017 amounts to $256,110 and $437,027, respectively.

Key Personnel’s Structure

Key personnel’s structure as of the indicated dates is as follows:

	06.30.18	12.31.17

Directors	60	60
General Manager	1	1
Division Managers	9	9
Department Managers	56	51
Total	126	121

Related Party Transactions

The following table shows the total credit assistance granted by the Group to key personnel, syndics and majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	06.30.18	12.31.17

Total Amount of Credit Assistance	858,717	677,236
Number of Recipients (Amounts)	341	364
- Natural Persons	280	299
- Artificial Persons	61	65
Average Amount of Credit Assistance	2,518	1,861
Maximum Assistance	288,107	195,122

Financial assistance, including the restructuring, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. This financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.

NOTE 6. INFORMATION ABOUT THE SHAREHOLDERS’ EQUITY AND THE STATEMENT OF CASH FLOWS

6.1.       CAPITAL STOCK

The capital stock structure as of the indicated dates is as follows:

	Face Value	Restated

Balances as of 01.01.17	1,300,265	1,578,396
Capital Increase	126,500	126,500
Balances as of 12.31.17	1,426,765	1,704,896
Balances as of 06.30.18	1,426,765	1,704,896

The Ordinary and Extraordinary Shareholders’ Meeting of the Company, held on August 15, 2017, authorized an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of U.S. $5 each. On September 29, 2017, such shares were issued and paid.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded additional 16,500,004 Class “B” shares at a price of U.S. $5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383, and the expenses related thereto amounted to $146,346 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

6.2.       EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	06.30.18	06.30.17

Net Income for the Period Attributable to the Controlling Company’s Shareholders	5,786,805	3,655,397
Subscribed Shares Weighted Average	1,427,765	1,300,265
Earnings per Share	4.06	2.81

6.3.       STATEMENT OF CASH FLOWS

Cash and cash equivalents break down as follows:

	06.30.18	12.31.17	06.30.17	01.01.17

Cash and Bank Deposits	91,739,381	58,943,265	33,070,779	65,767,565
Cash and Bank Deposits from Tarjetas Regionales S.A.	-	5,730	-	-
Argentine Central Bank’s Bills and Notes Maturing within up to 90 Days	15,835,516	17,107,571	12,862,901	6,903,609
Receivables from Reverse Repo Transactions	2,975,761	9,654,517	5,457,178	-
Local Interbank Loans	956,000	935,000	883,890	862,300
Overnight Placements in Banks Abroad	597,732	288,991	613,358	1,227,101
Mutual Funds	1,696,629	2,427,240	1,194,818	2,192,810
Time Deposits	26,302	4,969	4,288	3,844
Government Securities	1,024,742	-	1,048,932	993,697
Total Cash and Cash Equivalents	114,852,063	89,367,283	55,136,144	77,950,926

NOTE 7. NON-FINANCIAL ASSETS

7.1.       PROPERTY, PLANT AND EQUIPMENT

Changes in Property, Plant and Equipment are detailed in Schedule F.

7.2.       INTANGIBLE ASSETS

The Group’s Intangible Assets are detailed in Schedule G.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

7.3.       NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as Assets Held for Sale and Discontinued Operations:

	06.30.18	12.31.17

Equity Investments	211,232	5,882,726
Prisma Medios de Pago S.A.	211,232	208,972
Compañía Financiera Argentina S.A.(*)	-	5,643,848
Cobranzas y Servicios S.A.(*)	-	29,906
Other Debt Securities	30,003	-
Financial Trust Agro IV	30,003	-
Property, Plant and Equipment	2,328	2,328
Real Estate	2,328	2,328
Total	243,563	5,885,054

(*) The amount relates to the net balance of assets and liabilities held for sale, booked under “Non-Current Assets Held for Sale” and “Other Non-Financial Liabilities,” respectively.

Prisma Medios de Pago S.A.: As discussed at the company’s Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, the shareholders decided to transfer all of the shares in a one-year time period. Therefore, according to IFRS 5, this is considered Non-Current Assets Held for Sale and valued at cost or market value, whichever lower, less selling expenses, the carrying amounts of which stood at $211,232 as of June 30, 2018 (as a consequence of the increase in the Company’s capital stock for it to conform to its corporate business, as resolved at the General Extraordinary Shareholders’ Meeting of Prisma Medios de Pago S.A. held in April 2018), and at $208,972 as of December 31, 2017.

The shareholders at the General Ordinary Shareholders’ Meeting held on May 8, 2018 approved the distribution of cash dividends. According to the Bank’s equity interest, the Bank is entitled to dividends in the amount of $371,515, which were charged to income for the period.

Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.: On January 12, 2017 the Bank’s Board of Directors accepted an offer to buy all treasury shares that was made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. By virtue of Resolution No. 414, the Argentine Central Bank authorized such transaction.

The sale of the shares in both companies was consummated on February 2, 2018, and the new holders were registered in each of the companies’ books. The sale price was subject to the buyers’ consent, and the buyers were entitled to raise objections for a term of up to 45 consecutive days beginning January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was completed, establishing a final price of $1,025,705 and $21,572, respectively. The proceeds from the sale of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. amounted to $60,205 and $14,569, respectively. The income tax impact for discontinued operations is disclosed separately in the “Income Tax from Discontinued Operations” account, which amounts to $22,882 as of June 30, 2018.

As of June 30, 2018, the Financial Trust Agro IV was classified as available for sale since the Bank undertakes the irrevocable commitment to making its best business efforts, and within one year all of its rights as Beneficiary of the trust are sold to an independent third party.

NOTE 8. OTHER DISCLOSURES REQUIRED BY IFRS

8.1.       SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the Board of Directors and updated to reflect any changes.

Reportable segments are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

a.	Banks: This segment represents the banking business operation results.

b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A. and Tarjeta Naranja S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

c.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A. (in liquidation), Galicia Valores S.A. and the Company, with the last two being net of eliminations of the income from equity investments.

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income of the Group’s different operating segments are monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

When any transaction occurs, the transfer pricing among operating segments is at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

The relevant segment reporting as of the indicated dates is as follows:

	Banks	Regional Credit Cards	Insurance	Others	Adjustments and/or Eliminations	Total as of 06.30.18
Net Income from Interest	8,854,139	3,867,403	180,865	15,246	-	12,917,653
Net Commission Income (Expense)	4,579,244	4,283,316	-	(869)	(563,759)	8,297,932
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	3,149,213	256,989	31,477	179,392	-	3,617,071
Income from Derecognition of Assets Measured at Amortized Cost	43,031	-	-	-	-	43,031
Exchange Rate Differences on Gold and Foreign Currency	1,504,523	3,897	5,751	42,374	-	1,556,545
Other Operating Income	2,544,361	405,962	44,556	459,220	(16,892)	3,437,207
Underwriting Income	-	-	689,152	-	563,759	1,252,911
Loan Loss Provisions	(2,424,498)	(1,587,443)	-	-	-	(4,011,941)
Employee Benefits	(4,257,617)	(1,798,151)	(212,641)	(51,628)	-	(6,320,037)
Administrative Expenses	(3,847,336)	(2,237,868)	(144,472)	(114,324)	14,734	(6,329,266)
Depreciation and Impairment of Assets	(382,066)	(128,122)	(24,122)	(3,081)	-	(537,391)
Other Operating Expenses	(4,353,307)	(899,540)	(96,461)	(31,672)	-	(5,380,980)
Operating Income (Loss)	5,409,687	2,166,443	474,105	494,658	(2,158)	8,542,735
Income for Associates and Joint Ventures	56,003	-	-	5,756,510	(5,812,513)	-
Income before Taxes from Continuing Activities	5,465,690	2,166,443	474,105	6,251,168	(5,814,671)	8,542,735
Income Tax from Continuing Activities	(1,592,381)	(641,407)	(170,589)	(144,191)	-	(2,548,568)
Net Income (Loss) from Continuing Activities	3,873,309	1,525,036	303,516	6,106,977	(5,814,671)	5,994,167
Income (Loss) from Discontinued Operations	72,970	-	-	1,804	-	74,774
Income Tax from Discontinued Operations	(21,893)	-	-	(989)	-	(22,882)
Net Income (Loss) for the Period	3,924,386	1,525,036	303,516	6,107,792	(5,814,671)	6,046,059
Other Comprehensive Income (Loss)	14,143	-	(13,323)	2,485	(820)	2,485
Net Income (Loss) for the Period Attributable to Non-controlling Interests	(327)	(9)	-	-	(258,918)	(259,254)
Net Income (Loss) for the Period Attributable to the Controlling Company’s Shareholders	3,938,202	1,525,027	290,193	6,110,277	(6,074,409)	5,789,290

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Others	Adjustments and/or Eliminations	Total as of 06.30.17
Net Income from Interest	5,961,000	2,851,109	143,663	(33,769)	(1,556)	8,920,447
Net Commission Income (Expense)	3,634,948	3,597,812	-	(294)	(564,563)	6,667,903
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	1,767,142	152,655	(9,477)	33,236	-	1,943,556
Income from Derecognition of Assets Measured at Amortized Cost
Exchange Rate Differences on Gold and Foreign Currency	925,802	14,446	(24)	870	-	941,094
Other Operating Income	1,473,971	366,191	16,539	363,641	(2,407)	2,217,935
Underwriting Income	-	-	573,019	-	552,260	1,125,279
Loan Loss Provisions	(1,236,576)	(1,083,670)	-	(121)	-	(2,320,367)
Employee Benefits	(3,370,361)	(1,466,492)	(158,681)	(57,509)	-	(5,053,043)
Administrative Expenses	(2,666,342)	(1,783,626)	(132,432)	(55,516)	13,738	(4,624,178)
Depreciation and Impairment of Assets	(390,112)	(99,147)	(9,827)	(3,711)	-	(502,797)
Other Operating Expenses	(2,779,000)	(696,425)	(81,025)	(18,617)	(7)	(3,575,074)
Operating Income (Loss)	3,320,472	1,852,853	341,755	228,210	(2,535)	5,740,755
Income for Associates and Joint Ventures	176,568	-	834	3,731,771	(3,768,647)	140,526
Income before Taxes from Continuing Activities	3,497,040	1,852,853	342,589	3,959,981	(3,771,182)	5,881,281
Income Tax from Continuing Activities	(882,352)	(655,019)	(120,432)	(107,258)	-	(1,765,061)
Net Income (Loss) from Continuing Activities	2,614,688	1,197,834	222,157	3,852,723	(3,771,182)	4,116,220
Income (Loss) from Discontinued Operations	-	-	-	-	-	-
Income Tax from Discontinued Operations	(185,362)	-	-	-	-	(185,362)
Net Income (Loss) for the Period	2,429,326	1,197,834	222,157	3,852,723	(3,771,182)	3,930,858
Other Comprehensive Income (Loss)	(187,603)	-	5,611	(182,693)	181,992	(182,693)
Net Income (Loss) for the Period Attributable to Non-controlling Interests	(273,649)	-	-	-	(1,812)	(275,461)
Net Income (Loss) for the Period Attributable to the Controlling Company’s Shareholders	1,968,074	-	277,768	-	(3,591,002)	3,472,704

	Banks	Regional Credit Cards	Insurance	Others	Adjustments and/or Eliminations	Total as of 06.30.18
ASSETS
Cash and Bank Deposits	91,103,292	682,272	23,612	36,613	(106,408)	91,739,381
Fair Value Debt Securities with Changes to Income	30,489,355	-	605,998	507,006	(373,563)	31,228,796
Derivative Instruments	2,245,940	-	-	-	-	2,245,940
Repo Transactions	2,981,926	-	-	-	-	2,981,926
Other Financial Assets	5,371,880	1,666,955	234,913	460,035	(24,954)	7,708,829
Loans and Other Financing Activities	214,623,849	38,101,330	82,446	105,238	(764,562)	252,148,301
Other Debt Securities	7,571,242	-	788,756	-	-	8,359,998
Financial Assets Pledged as Collateral	11,187,607	4,741	-	-	-	11,192,348
Current Income Tax Assets	739,973	12,452	242,276	-	(170,594)	824,107
Investments in Equity Instruments	90,182	-	-	4,090	-	94,272
Investments in Subsidiaries, Associates and Joint Ventures	375,361	-	-	45,994,138	(46,369,499)	-
Property, Plant and Equipment	9,184,079	700,598	145,903	3,237	-	10,033,817
Intangible Assets	697,405	327,456	63,171	77	-	1,088,109
Deferred Income Tax Assets	-	650,233	-	8,282	-	658,515
Other Non-financial Assets	2,763,050	235,387	722,723	413,772	(28,234)	4,106,698
Non-current Assets Held for Sale	243,563	-	-	-	-	243,563
TOTAL ASSETS	379,668,704	42,381,424	2,909,798	47,532,488	(47,837,814)	424,654,600
LIABILITIES
Deposits	261,285,116	-	-	-	(189,041)	261,096,075
Fair Value Liabilities with Changes to Income	1,835,989	-	-	-	-	1,835,989
Derivative Instruments	3,681,127	-	-	-	-	3,681,127
Repo Transactions	2,455,412	-	-	-	-	2,455,412
Other Financial Liabilities	22,574,864	17,247,316	-	13,453	(465,882)	39,369,751
Loans from the Argentine Central Bank and Other Financial Institutions	20,626,158	1,813,412	9,717	(35,596)	(183,197)	22,230,494
Notes Issued	13,816,399	11,815,174	-	35,596	(373,563)	25,293,606
Current Income Tax Liabilities	2,185,715	241,615	336,491	178,080	-	2,941,901
Subordinated Notes	7,444,181	-	-	-	-	7,444,181
Provisions	959,731	51,342	66,238	6,449	-	1,083,760
Deferred Income Tax Liabilities	133,381	-	5,994	58,853	-	198,228
Other Non-financial Liabilities	6,230,323	1,695,603	1,155,829	52,535	(64,978)	9,069,312
TOTAL LIABILITIES	343,228,396	32,864,462	1,574,269	309,370	(1,276,661)	376,699,836

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Others	Adjustments and/or Eliminations	Total as of 12.31.17
ASSETS
Cash and Bank Deposits	58,460,898	536,969	23,394	67,715	(145,711)	58,943,265
Fair Value Debt Securities with Changes to Income	26,572,295	250,631	791,155	1,595,204	(231,045)	28,978,240
Derivative Instruments	525,362	-	-	11,638	-	537,000
Repo Transactions	9,676,101	-	-	-	-	9,676,101
Other Financial Assets	3,955,342	2,169,245	188,660	771,427	(166,253)	6,918,421
Loans and Other Financing Activities	162,638,529	32,364,414	9,488	63,115	(541,154)	194,534,392
Other Debt Securities	2,105,938	-	393,627	209,087	-	2,708,652
Financial Assets Pledged as Collateral	6,325,905	4,652	-	-	-	6,330,557
Current Income Tax Assets	3,392	20,473	86,021	-	(2,555)	107,331
Investments in Equity Instruments	75,806	-	-	-	-	75,806
Investments in Subsidiaries, Associates and Joint Ventures	6,782,004	-	-	40,502,432	(47,284,436)	-
Property, Plant and Equipment	8,973,410	669,495	143,679	13,204	-	9,799,788
Intangible Assets	599,620	249,895	56,316	84	-	905,915
Deferred Income Tax Assets	-	557,904	70	30	-	558,004
Other Non-Financial Assets	1,978,196	192,956	679,922	269,745	(24,903)	3,095,916
Non-Current Assets Held for Sale	5,715,739	-	-	169,315	-	5,885,054
TOTAL ASSETS	294,388,537	37,016,634	2,372,332	43,672,996	(48,396,057)	329,054,442
LIABILITIES
Deposits	200,884,407	-	-	-	(167,503)	200,716,904
Fair Value Liabilities with Changes to Income	-	-	-	-	-	-
Derivative Instruments	584,856	-	-	-	-	584,856
Repo Transactions	1,131,127	-	-	-	-	1,131,127
Other Financial Liabilities	23,023,221	16,532,609	-	3,024	(276,968)	39,281,886
Loans from the Argentine Central Bank and Other Financial Institutions	7,728,585	331,990	3,462	-	(194,989)	7,869,048
Notes Issued	4,488,602	9,481,509	-	-	(231,045)	13,739,066
Current Income Tax Liabilities	1,801,243	804,444	122,541	345,927	-	3,074,155
Subordinated Notes	4,828,018	-	-	-	-	4,828,018
Provisions	450,598	48,263	55,797	2,797	-	557,455
Deferred Income Tax Liabilities	630,211	-	53,658	22,432	-	706,301
Other Non-financial Liabilities	9,856,683	1,402,893	1,091,565	1,112,294	(75,939)	13,387,496
TOTAL LIABILITIES	255,407,551	28,601,708	1,327,023	1,486,474	(946,444)	285,876,312

8.2.    LEASES

Operating Leases

The Group records contractual obligations derived from the lease of certain properties used as part of the distribution network. The estimated future lease payments related to these properties are:

Year	$
2018	502,800
2019	562,938
2020	463,989
2021	360,209
2022	282,488
2023 and Thereafter	974,310
Total	3,146,734

8.3.    PROVISIONS

Changes in the Provisions account are detailed in Schedule J.

8.4.    CONTINGENCIES

a)     Tax Issues

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly in respect of the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by the Bank with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the AGIP (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment was issued. On July 5, 2018, Division I of the Argentine Federal Court of Appeals in Administrative Matters rendered judgment upholding the defenses asserted by the Company. In other words, it found that the Compensatory Bond was exempt from turnover tax, a judgment consistent with case law from the Argentine Supreme Court of Justice in re “Banco de la Nación Argentina v. Government of the Autonomous City of Buenos Aires –AGIP DGR – Resolution No. 389/09 et. seq. over declaratory judgment action” (judgment lodged on June 21, 2018). Should the Government of Buenos Aires fail to file an appeal, the judgment so rendered would become final and all cases resulting from this claim would be closed. To that end, on July 4, 2018, a filing was made with the Office of the Attorney General of the Government of Buenos Aires seeking to definitively settle this issue.

With regard to Buenos Aires’ claims on account of other items, the Bank adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and its related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to the Bank’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, the Bank adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. The Bank entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to render judgment on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The Province of Buenos Aires filed an appeal against this judgment with the Provincial Supreme Court, which found that the case should be submitted to and heard by the Argentine Supreme Court of Justice, as it held original jurisdiction. The Argentine Supreme Court of Justice submitted the case file to the Argentine Office of the Attorney General, which found that the Argentine Supreme Court of Justice had original jurisdiction over the matter. To date, the Argentine Supreme Court of Justice has not yet rendered judgment as to its jurisdiction, but has recently required that the Province of Buenos Aires assert whether it would continue pursuing its claim or not, in the face of the judgment the Argentine Supreme Court of Justice has already rendered in re “Banco de la Nación Argentina v. Government of the Autonomous City of Buenos Aires – AGIP DGR – Resolution No. 389/09 et. seq. over declaratory judgment action” (judgment lodged on June 21, 2018).

Furthermore, regarding the claims made by the different jurisdictions, the Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by management. Even though the Bank considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

b)     Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against the Bank with regard to the collection of certain financial charges.

The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

8.5.    INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of June 30, 2018 to that which would result from applying the tax rate in force to book income:

06.30.18
Income for the Period Before Income Tax	8,360,740
Effective Tax Rate	30%
Income for the Period at the Tax Rate	2,508,222
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Investments	(70,693)
- Non-Taxable Income (Loss)	(32,529)
- Donations and Other Non-Deductible Expenses	25,316
- Others	95,728
- Allowance for Impairment	1,888
- Law 27430 Rate Adjustment	43,518
Total Income Tax Charge for the Period	2,571,450

06.30.18
Current Income Tax	3,174,548
Deferred Tax Charge	(609,304)
Allowance for Impairment	1,888
Adjustment to 2017 Tax Return	4,318
Total Income Tax Charge for the Period	2,571,450

The change in deferred income tax assets and liabilities, regardless of the balance offsetting within the same tax jurisdiction, is as follows:

Item	12.31.17	Charges for the Period	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	06.30.18
Deferred Tax Assets
Trade Receivables	554,489	318,295	-	-	-	872,784
Property, Plant and Equipment	(47,562)	36,979	-	-	-	(10,583)
Other Liabilities	(363)	(140)	-	-	-	(503)
Employee Benefits	2,105	2,589	-	(4,054)	-	640
Exchange Rate Difference	192	(121)	-	1,454	-	1,525
Provisions for Contingencies	44,717	(33,474)	-	-	-	11,243
Other Items	21,379	(21,444)	-	1	-	(64)
Financial Charges	19,067	(4,024)	-	-	-	15,043
Investments	(35,706)	18,399	-	824	-	(16,483)
Equity Investments in Subsidiaries	3,301	(3,301)	-	-	-	-
Tax Loss Carry-forwards	5,383	6,692	(5,226)	3,057	(3,765)	6,141
Others	-	(221,022)	-	(114)	-	(221,136)
Taxes	(92)	-	-	-	-	(92)
Total Deferred Tax Assets	566,910	99,428	(5,226)	1,168	(3,765)	658,515

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Item	12.31.17	Charges for the Period	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	06.30.18
Deferred Tax Liabilities
Valuation of Securities	26,066	4,329	-	-	-	30,395
Loan Loss Provisions	295,458	155,147	-	-	-	450,605
Loans	112,918	5,363	-	-	-	118,281
Property, Plant and Equipment	(1,326,099)	13,959	-	-	-	(1,312,140)
Miscellaneous	(36,070)	847	-	-	-	(35,223)
Other Items	(148,713)	(15,201)	-	-	-	(163,914)
Assets Available for Sale	(245,702)	185,362	-	-	-	(60,340)
Intangible Assets	210,993	-	-	-	-	210,993
Other Liabilities and Provisions	419,265	149,097	-	-	-	568,362
Other Financial Assets	(16,220)	10,973	-	-	-	(5,247)
Total Deferred Tax Liabilities	(708,104)	509,876	-	-	-	(198,228)
Deferred Tax Assets/(Liabilities)	(141,194)	609,304	(5,226)	(1,168)	(3,765)	464,052

A provision for the deferred tax asset was set as of June 30, 2018 and December 31, 2017 amounting to $3,765 and $7,103, respectively, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

In September 2017, the Bank filed with A.F.I.P. both actions for recovery of income tax paid in excess for fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively. These actions were based on case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects. As of period-end, the Bank has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to: individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

-

Optional Tax Revaluation: Regulations establish that, at the companies’ option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% is for real estate that does not qualify as inventories, 15% for real estate that qualifies as inventories and 10% for personal property and the remaining assets. Once the option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 9. INCOME STATEMENT BREAKDOWN

The income statement as of the indicated dates is as follows:

Interest Income	06.30.18	06.30.17
On Cash and Bank Deposits	253	26
On Private Securities	130,706	300,220
On Government Securities	102,004	154,509
On Loans and Other Financing Activities	23,893,217	15,355,970
Non-Financial Public Sector	1,475	3,725
Financial Sector	541,681	282,049
Non-Financial Private Sector	23,350,061	15,070,196
Overdrafts	2,361,692	1,291,613
Mortgage Loans	1,277,502	215,172
Collateral Loans	163,871	42,657
Personal Loans	4,744,631	2,959,451
Credit Card Loans	9,855,961	7,575,456
Financial Leases	204,747	157,909
Others	4,765,185	2,827,938
On Repo Transactions	189,770	419,441
Argentine Central Bank	103,250	(292)
Other Financial Institutions	86,520	419,733
Total	24,339,478	16,230,166

Interest Expense	06.30.18	06.30.17
On Deposits	8,043,393	5,210,833
Non-Financial Private Sector	8,043,393	5,210,833
Checking Accounts	-	463
Savings Accounts	2,122	1,568
Time Deposit and Term Investments	7,363,542	5,146,538
Others	677,729	62,264
On Loans from the Argentine Central Bank and Other Financial Institutions	327,108	183,955
On Repo Transactions	113,235	103,137
Other Financial Institutions	113,235	103,137
On Other Financial Liabilities	1,783,058	1,257,511
On Notes Issued	922,645	389,865
On Subordinated Notes	232,386	164,418
Total	11,421,825	7,309,719

Commission Income	06.30.18	06.30.17
Fee and Commissions Related to Notes	2,243,042	1,563,252
Fee and Commissions Related to Credits	6,404,313	5,760,475
Fee and Commissions Related to Loan Commitments and Financial Guarantees	75,348	57,333
Fee and Commissions Related to Transferable Securities	400,294	213,739
Fee and Commissions on Collection Proceedings	15,184	15,069
Fee and Commissions on Foreign and Exchange Rate Transactions	342,943	219,764
Total	9,481,124	7,829,632

Commission Expense	06.30.18	06.30.17
Fees and Commissions Related to Transactions with Securities	16,150	6,704
Others	1,167,042	1,155,025
Total	1,183,192	1,161,729

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	06.30.18	06.30.17
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income from Government Securities	2,916,291	1,922,151
Income from Private Securities	479,591	405,117
Income (Loss) from Derivative Instruments	269,714	(30,380)
Forward Transactions	269,714	(32,182)
Options	-	1,802
Income (Loss) from Other Financial Assets	(2)	-
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments	(48,523)	(353,332)
Forward Transactions	(45,027)	(349,805)
Rate Swaps	-	(42)
Options	(3,496)	(3,485)
Total	3,617,071	1,943,556

Underwriting Income	06.30.18	06.30.17
Premiums and Surcharges Accrued	1,832,038	1,649,056
Claims Accrued	(228,287)	(211,600)
Surrenders	(1,290)	(2,829)
Life and Ordinary Annuities	(3,419)	(2,784)
Underwriting and Operating Expenses	(313,905)	(288,373)
Other Income and Expenses	(32,226)	(18,191)
Total	1,252,911	1,125,279

Employee Benefits	06.30.18	06.30.17
Salaries	4,075,655	3,092,127
Social Security Contributions on Salaries	886,371	776,867
Severance Payments and Personnel Bonuses	1,024,705	918,637
Services to Personnel and Others	168,445	119,616
Other Short-term Employee Benefits	148,167	145,796
Other Long-term Employee Benefits	16,694	-
Total	6,320,037	5,053,043

Administrative Expenses	06.30.18	06.30.17
Fees and Compensation for Services	572,472	235,918
Directors’ and Syndics’ Fees	79,676	51,874
Advertising, Promotion and Research Expenses	551,260	364,078
Taxes and Assessments	1,242,133	1,043,288
Maintenance and Repairs	496,034	316,140
Electricity and Communications	360,629	287,752
Entertainment and Transportation Expenses	83,414	42,054
Stationery and Office Supplies	84,737	66,324
Rentals	283,454	219,116
Administrative Services Hired	721,482	577,463
Security	321,850	281,253
Insurance	33,180	21,477
Others	1,498,945	1,117,441
Total	6,329,266	4,624,178

Depreciation and Impairment of Assets	06.30.18	06.30.17
Depreciation of Property, Plant and Equipment	378,245	242,415
Amortization of Organization and Development Expenses	157,991	195,964
Amortization of Other Intangible Assets	-	63,059
Others	1,155	1,359
Total	537,391	502,797

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Other Operating Income	06.30.18	06.30.17
Commission on Product Package	1,094,182	864,064
Other Adjustments and Interest from Miscellaneous Receivables	431,856	103,186
Rental of Safe Deposit Boxes	194,937	143,568
Other Financial Income	53,334	(7,240)
Other Income from Services	623,495	535,661
Others	1,039,403	578,696
Total	3,437,207	2,217,935

Other Operating Expenses	06.30.18	06.30.17
Turnover Tax	3,063,805	2,189,676
Contribution to the Guarantee Fund	173,744	133,049
Charges for Other Provisions	517,813	69,933
Claims	120,555	65,807
Other Financial Income	28,911	53,935
Other Expenses from Services	1,363,501	825,980
Others	112,651	236,694
Total	5,380,980	3,575,074

NOTE 10. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

10.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit is currently set at $450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

10.2.    RESTRICTED ASSETS

As of June 30, 2018, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.

a)	Cash and Government Securities

$
- For margin requirements and reverse and repo transactions	811,439
- For transactions carried out at RO.F.EX.	1,251,839
- For transactions carried out at Mercado Abierto Electrónico	730,206
- For debit / credit cards transactions	1,625,230
- For attachments	211
- Liquidity required to conduct transactions as agents at the C.N.V.	18,623
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	49,007
- For other transactions	9,989

b)	Special Guarantees Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which amounted to $4,138,217.

c)	Deposits in favor of the Argentine Central Bank

$
- Unavailable deposits related to foreign exchange transactions		533

d)	Equity Investments

The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

The Bank, in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two years. As of June 30, 2018, the Bank’s contribution amounts to $152,000.

f)	Guarantees Granted for Direct Obligations

$
PROPARCO’s credit lines		61,078

g)	The Bank records $205,605 for monetary regulation instruments deposited as collateral of the credit lines from the Inter-American Development Bank (“IDB”).

Galicia Valores S.A.

$
- Liquidity required to conduct transactions as agents at the C.N.V.		7,100

Tarjeta Naranja S.A.

	$
- Attachments in connection with lawsuits		1,943
- Guarantees related to lease agreements		4,741

Galicia Administradora de Fondos S.A.

$
- Liquidity required to operate as agent for the management of collective investment products corresponding to mutual funds, as required by the C.N.V.		3,051

As of June 30, 2018, the total amount of restricted assets for the aforementioned items in the aforementioned controlled companies was $9,070,812, whereas as of the prior year-end and as of January 1, 2017, it was $5,724,783 and $4,734,297, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

10.3.    TRUST ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	270		12.31.18
04.17.12	Exxon Mobil	4,918		04.19.19
04.29.13	Profertil	1,311	116,500	12.31.18
10.21.13	Sinteplast	11		12.31.18
12.20.13	Los Cipreses	7		12.31.18
09.12.14	Coop. de Trab. Portuarios	1,116		09.12.18
09.30.15	Las Blondas IV and V	157		11.28.18
04.14.16	Rios Belt	208		04.14.19
05.24.17	MSU	406		07.29.20
06.28.17	Dist. Gas del Centro	239		12.31.18
07.19.17	Dist. Gas Cuyana	6,760		12.31.18
08.08.17	Dist. Gas del Centro	4,934		12.31.18
	Total	20,337	116,500

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds	Maturity Date(2)
12.06.06	Gas I	55,148	12.31.18
05.06.08	Agro Nitralco II	30	12.31.18
05.14.09	Gas II	5,026,057	12.31.22
02.10.11	Cag S.A.	433	12.31.18
06.08.11	Mila III	8,349	12.31.18
09.01.11	Mila IV	988	12.31.18
09.14.11	Cag S.A. II	668	12.31.18
12.27.12	Pla I	22	12.31.18
09.18.13	Don Mario Semillas Series I	108	12.31.18
11.21.13	Comafi Prendas I	41	09.29.18
02.13.14	Mila V	786	05.20.20
06.06.14	Mila VI	441	10.20.20
06.18.14	Red Surcos II	1,352	12.31.18
07.08.14	Don Mario Semillas Series II	123	12.31.18
07.24.14	Fideicred Atanor III	68	12.31.18
07.22.14	Don Mario Semillas Series III	142	12.31.18
10.03.14	Mila VII	1,176	01.20.21
12.02.14	Mas Cuotas Series I	130	12.31.18
01.13.15	Red Surcos III	763	12.31.18
01.27.15	Mila VIII	4,483	06.15.21
05.18.15	Mila IX	5,693	09.15.21
12.02.14	Mas Cuotas Series II	202	12.31.18
08.24.15	Mila X	8,871	12.20.21
10.30.15	Mila XI	12,142	01.15.22
01.07.16	Mas Cuotas Series III	220	12.31.18
01.14.16	Mila XII	15,200	11.15.21
02.05.16	Red Surcos IV	940	12.31.18
05.13.16	Mila XIII	25,791	09.15.22
06.15.16	Mas Cuotas Series IV	48	12.31.18
09.01.16	Mila XIV	28,427	01.31.23
09.15.16	Mas Cuotas Series V	1,031	12.31.18

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Date of Contract	Trust	Balances of Trust Funds	Maturity Date(2)
10.27.16	Mila XV	43,253	03.31.23
12.06.16	Mas Cuotas Series VI	124	12.31.18
01.10.17	Mila XVI	51,465	06.30.23
02.24.17	Mila XVII	79,802	09.30.23
03.23.17	Mas Cuotas Series VII	1,100	12.31.18
05.29.17	Fedeicred Agro Series IV	245	12.31.18
06.12.17	Mila XVIII	90,970	01.31.24
06.21.17	Mas Cuotas Series VIII	952	12.31.18
08.16.17	Mas Cuotas Series IX	55,657	12.31.18
10.20.17	Mas Cuotas Series X	136,940	10.15.18
10.27.17	Mila XIX	196,775	05.31.24
02.16.18	Mila XX	111,347	09.30.24
	Totals	5,968,503

(2) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) The Bank has been appointed Security Agent of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

The Bank, in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of June 30, 2018, as of December 31, 2017 and January 1, 2017, the balances recorded from these transactions amount to US$1,364,097 and $408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.,” the Bank was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of June 30, 2018, December 31, 2017 and January 1, 2017, the balances recorded from these transactions amounted to U.S. $116,500.

The transactions detailed above are recorded in off-balance sheet items—trust funds.

d) Setting Up of Financial Trusts

As of June 30, 2018, December 31, 2017 and January 1, 2017, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $3,982,197, $2,285,395 and $987,679, respectively.

Trusts have been excluded from consolidation since the Bank has neither control over them nor any of the following:

- power over the trust to run material activities;

- exposure or right to variable returns;

- capacity to have influence on the amount of returns to be received for the involvement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

10.4.    COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

10.4.1.    Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., the Bank has been registered, in such agency’s registry, as settlement and clearing agent comprehensive No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of December 31, 2017, the Bank’s shareholders’ equity exceeded that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $28,000 with a minimum liquidity requirement of $14,000, which the Bank paid with the Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,623.

Moreover, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.’s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders’ equity required to act in this agent’s category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of June 30, 2018, minimum liquidity is made up of a sight account opened at the Bank in the amount of U.S. $246.

10.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DOLARES I” and “FIMA RENTA DOLARES II” funds, as of June 30, 2018, the Bank holds a total of 10,557,117,683 units under custody for a market value of $73,003,094, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $67,972,574 and $37,337,855, respectively.

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	06.30.18	12.31.17	01.01.17

FIMA Acciones	433,401	412,803	117,805
FIMA P.B. Acciones	1,184,610	1,143,324	305,310
FIMA Renta en pesos	563,044	525,826	239,066
FIMA Ahorro pesos	16,786,441	20,823,171	15,955,347
FIMA Renta Plus	347,499	369,949	247,293
FIMA Premium	19,977,028	10,098,362	7,130,327
FIMA Ahorro Plus	12,390,380	17,238,677	10,194,730
FIMA Capital Plus	400,133	379,178	561,800
FIMA Abierto PyMES	295,053	264,206	187,124
FIMA Mix I	237,764	164,890	151,487
FIMA Renta Dólares I (*)	15,310,935	12,384,341	2,245,266
FIMA Renta Dólares II (*)	5,076,806	4,167,847	2,300
Total	73,003,094	67,972,574	37,337,855

(*) Stated at the reference exchange rate of the U.S. dollar set by the Argentine Central Bank. See Note 1.7 (b).

The transactions detailed above are recorded in off-balance sheet items – securities held in custody.

The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:

- power over the trust to run material activities;

- exposure or right to variable returns;

- capacity to have influence on the amount of returns to be received for the involvement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

10.4.3.    Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., the Bank notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 1st. floor, Buenos Aires.

10.5. ACCOUNTS SHOWING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:

As of June 30, 2018, the balances recorded as computable items are as follows:

Item	$	US$		Euros(*)

Checking Accounts at the Argentine Central Bank	14,744,060	2,136,810	(1)	16	(3)
Special Guarantees Accounts at the Argentine Central Bank	3,912,145	9,200	(2)	-
Total Computable Items to Meet Minimum Cash Requirements	18,656,205	2,146,010		16

(*) Stated in thousands of US$.

(1) Equivalent to $61,671,969

(2) Equivalent to $265,528

(3) Equivalent to $462

10.6. PENALTIES IMPOSED ON THE BANK AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on the Bank Existing as of June 30, 2018:

Argentine Central Bank’s Financial Summary Proceedings No. 1308 Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Consequently, the members of the Bank’s Board of Directors then-effective were punished with a fine amounting to $1,353. Status of the pending proceedings: On March 27, 2018, the Argentine Supreme Court of Justice (“CSJN,” as per its initials in Spanish) declared inadmissible (Section 280 of the National Code of Civil and Commercial Procedures) the extraordinary appeal filed against the judgment passed by the Argentine Federal Court of Appeals in Administrative Matters, which, in turn, had dismissed the appeal filed by the damaged parties against the penalties applied. Therefore, the penalty applied became firm. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, the Bank, one of its directors and one of its officers were punished with a fine in the amount of $4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., the Bank and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before the CSJN. Accounting treatment: As of June 30, 2018, a provision for $5,306 is recorded, whereas a provision for $4,983 and $5,500 was recorded as of December 31, 2017 and January 1, 2017, respectively.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of June 30, 2018:

Summary Proceedings No. 6075: Notification date: January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: the Bank and certain relevant officers. Status of the proceedings: A defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6669: Notification date: December 29, 2015. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: the Bank and certain relevant officers. Status of the proceedings: A defense brief was filed and the lack of definition by the most favorable criminal law was put forward, which is being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Summary Proceedings No. 6670: Notification date: February 16, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 5377 (amending point 3 of Annex to Communiqué “A” 5264). Individuals subject to summary proceedings: the Bank and certain relevant officers. Status of the proceedings: A defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 6988: Notification date: August 25, 2016. Charges filed: Alleged breach of Section 1, Subsections c), e) and f) of Act No. 19359, integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826, 5264 and 5265. Individuals subject to summary proceedings: certain relevant officers. Status of the proceedings: A defense brief was filed and the lack of definition by the most favorable criminal law was put forward. Both are being analyzed by the Argentine Central Bank’s Management Division of Foreign Exchange Litigation Matters.

Summary Proceedings No. 1544: Notification date: March 6, 2018. Charges filed: Alleged breach of the provisions set out in Argentine Central Bank’s Communiqué “A” 6242, SINAP 1—61. Individuals subject to summary proceedings: the Bank and certain relevant officers. Status of the proceedings: A defense was filed with the Argentine Central Bank, which is being analyzed by such entity’s Management Division of Financial Litigation Matters.

10.7. ISSUANCE OF NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount(*)	Type of Note	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13.
Banco de Galicia y Buenos Aires S.A.	US$ 2,100,000	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15 and 11.09.16

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15. Increase of the amount approved by Resolutions Nos. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18.

Tarjeta Naranja S.A.	US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15.
Tarjetas Cuyanas S.A.	US$ 250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16,328 dated 05.18.10. Authorization of the increase, Resolution No. 17072 dated 05.02.13.

(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The Company has the following Unsubordinated Notes outstanding issued under the Global Programs detailed in the table above as of the close of the period/fiscal year, net of repurchases of Own Notes:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Carrying Amount(*)		Issuance
									06.30.18	12.31.17	Authorized by the C.N.V.
Banco de Galicia y Bs. As. S.A.	02.17.17	$	-	US$ 150,537(1)	Simple	36 Months	-	(1)(3)	2,430,264	2,431,324	02.06.17
Banco de Galicia y Bs. As. S.A.	05.18.17	$	-	$2,000,000	Simple	36 Months	-	(2)(4)	2,064,313	2,057,278	05.08.17
Banco de Galicia y Bs. As. S.A.	04.26.18	$	-	$4,209,250	Simple	24 Months	-	(5)	4,349,543	-	04.18.17
Banco de Galicia y Bs. As. S.A.	04.26.18	$	-	$2,032,833	Simple	36 Months	-	(6)	2,112,221	-	04.18.17
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II	$366,908	Simple	1095 days	04.13.19	Minimum 37% Rate/Badlar +5.40%	392,895	374,489	03.28.16
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II	$475,397	Simple	1461 days	06.29.20	Minimum 32% Rate/Badlar +4.67%	462,513	472,171	06.21.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series I	$225,611	Simple	546 days	03.27.18	Minimum 26% Rate/Badlar +2.99%	-	227,175	09.15.16
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II	$774,389	Simple	1461 days	09.27.20	Minimum 26% Rate/Badlar +3.99%	682,799	757,099	09.15.16
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series I	$210,571	Simple	547 days	06.07.18	Minimum 25.25% Rate/Badlar + 3.25%	-	212,651	11.23.16
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II	$636,409	Simple	1095 days	12.07.19	Minimum 25.25% Rate/Badlar + 4.00%	633,661	625,125	11.23.16
Tarjeta Naranja S.A.	04.11.17	$	XXXVII	$3,845,700	Simple	1,826 days	04.11.22	Minimum 15% Rate/Badlar + 3.50%	3,927,320	4,023,299	03.30.17
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII	$503,333	Simple	546 days	05.13.19	Minimum 29.05% Rate/MR20 + 4%	522,301	516,616	07.11.17
Tarjeta Naranja S.A.	02.14.18	$	XXXIX	$754,538	Simple	546 days	09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	747,504	-	02.02.18
Tarjeta Naranja S.A.		$	XL Series I	$597,500	Simple	548 days	10.10.19	25.98% Fixed Rate	627,401	-	03.27.18

(*) Includes principal and interest.

(**) Not convertible into shares.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.

(2) The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on notes and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Carrying Amount(*)		Issuance Authorized by the C.N.V.
Tarjeta Naranja S.A.		$	XL Series II	$1,402,500	Simple	914 days	10.10.20	Minimum 27% Rate/Badlar + 3.69%	1,426,570	-	03.27.18
Tarjeta Naranja S.A. (***)	05.05.16	$	XXIV Series II	$234,309	Simple	1095 days	05.05.19	Minimum 37% Rate/Badlar + 4.98%	246,672	207,246	04.22.16
Tarjeta Naranja S.A. (***)	07.26.16	$	XXV	$400,000	Simple	1461 days	07.26.20	Minimum 30% Rate/Badlar + 3.94%	421,786	419,518	07.13.16
Tarjeta Naranja S.A. (***)	10.24.16	$	XXVI Series I	$149,763	Simple	547 days	04.24.18	Minimum 26% Rate/Badlar + 2.75%	-	156,939	10.14.16
Tarjeta Naranja S.A. (***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/Badlar + 4.00%	348,337	303,388	10.14.16
Tarjeta Naranja S.A. (***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/Badlar + 3.50%	518,168	515,806	02.02.17
Tarjeta Naranja S.A. (***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	09.06.19	Minimum 25% Rate/Badlar + 3.05%	130,429	129,167	05.29.17
Tarjeta Naranja S.A. (***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/Badlar + 3.70%	358,547	309,775	05.29.17

Total									22,403,244	13,739,066

(*) Includes principal and interest.

(**) Not convertible into shares.

(***) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into US Dollars on each payment date.

(2) The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

On June 21, 2018, the Bank issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of June 30, 2018, the carrying amount of the Green Bond amounts to $2,890,362.

Additionally, as of period/year-end, the following Subordinated Notes issued are outstanding:

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Carrying Amount(*)		Issuance
									06.30.18	12.31.17	Authorized by the C.N.V.
Banco de Galicia y Bs. As. S.A.	07.19.16	US$	-	US$ 250,000	Subordinated	120 months(1)	-	(2)(3)	7,444,181	4,828,018	06.23.16

(*) Includes principal and interest.

(**) Not convertible into shares.

(1) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of the notes. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3) The net proceeds from this issuance of the notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The repurchases of Own Notes as of the indicated dates are as follows:

Company	NO Class	Face Value		Carrying Amount(*)
		06.30.18	12.31.17	06.30.18	12.31.17
Banco de Galicia y Buenos Aires S.A.	Class III	U.S.$1,100	U.S.$290	17,922	4,648
Banco de Galicia y Buenos Aires S.A.	Class IV	15,000	-	15,579	-
Banco de Galicia y Buenos Aires S.A.	Class V – Series I	42,500	-	44,494	-
Banco de Galicia y Buenos Aires S.A.	Class V – Series II	36,250	-	38,317	-
Tarjeta Naranja S.A.	Class XXXIII Series II	-	13,231	-	14,514
Tarjeta Naranja S.A.	Class XXXIV Series II	12,494	2,111	12,098	2,154
Tarjeta Naranja S.A.	Class XXXV Series II	100,052		91,012	-
Tarjeta Naranja S.A.	Class XXXVI Series I	-	2,000	-	2,026
Tarjeta Naranja S.A.	Class XXXVI Series II	14,691	10,000	15,376	10,166
Tarjeta Naranja S.A.	Class XXXVII	7,000	-	109,637	-
Tarjeta Naranja S.A.	Class XXXVIII	2,000	-	2,149	-
Tarjeta Naranja S.A.	Class XXXIX	35,550	-	35,620	-
Tarjeta Naranja S.A.	Class XL Series II	61,439	-	59,442	-
Tarjeta Naranja S.A.(**)	Class XXIV Series II	-	35,000	-	37,225
Tarjeta Naranja S.A.(**)	Class XXVI Series II	20,000	50,540	21,184	53,565
Tarjeta Naranja S.A.(**)	Class XXVII Series II	2,781	-	3,185	-
Tarjeta Naranja S.A.(**)	Class XXVIII Series II	18,254	58,405	18,570	59,713
				484,585	184,011

(*) Includes principal and interest.

(**) Notes merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

10.8. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached.

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

The prior authorization of the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions (“SEFyC,” as per its initials in Spanish) shall not be required for the distribution of profits, except in the cases where a financial institution is within the capital conservation buffer and to determine distributable profits the Tier 1 common capital range had not been increased by 1 percentage point, net of deductible items. Such restriction was established until March 31, 2020.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

The shareholders at Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

Notwithstanding the aforementioned, profits resulting from the first-time application of IFRS may not be distributed; instead, such profits, if any, will be appropriated to a special reserve recorded under equity which might only be released for capitalization purposes, or otherwise to offset potential losses.

10.9. CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

Grupo Financiero Galicia S.A.

The Company’s Board of Directors is its highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

Basic Holding Structure

The Company is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, the Bank, in which the Company has a controlling interest and which is the Company’s main asset, stands out. The Bank, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, the Bank can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to the Bank as the controlling company.

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, it is noteworthy that the Company is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Compensation Systems

Directors’ compensation is determined by the shareholders at the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration the market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

The Company has a formally-approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

Banco de Galicia y Buenos Aires S.A.

The Bank’s Board of Directors is the Company’s highest management body. As of the date of preparation of these consolidated condensed interim financial statements, it is currently made up of seven directors and four alternate directors, who have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.

The Bank complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three to nine directors to the possible changes in the conditions in which the Bank carries out its activities.

The shareholders at the General Shareholders’ Meeting have the power to establish the number of directors, both independent and non-independent, and to appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

With regard to prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

In connection with directors’ training and development, the Bank has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

The Bank’s executive officers, including directors, have proven, updated knowledge and skills; and the Board of Directors performs its duties in the most effective manner in line with the current dynamics of such a Board.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk and Capital Allocation Committee

This committee is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.

- High Credit Committee

This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, equal to amounts greater than 2.5% of the Bank’s individual computable regulatory capital, and loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.

- Low Credit Committee

This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual computable regulatory capital.

- Asset and Liability Management Committee

This committee is in charge of analyzing fundraising and placement in different assets, follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

- Information Technology Committee

This committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. This committee is also responsible for approving the general design of the systems’ structure, the main processes thereof and the implementation of the systems, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.

- Audit Committee

This committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, to fairly ensure the following objectives:

• Effectiveness and efficiency of operations;

• Reliability of the accounting information;

• Compliance with applicable laws and regulations; and

• Compliance with the goals and strategy set by the Board of Directors.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)

This committee is in charge of planning, coordinating and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.

- Committee for Information Integrity

This committee is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).

- Human Resources and Governance Committee

This committee is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.

- Performance Reporting Committee

This committee is in charge of monitoring the performance and results of operations, and evaluating the macro situation.

- Liquidity Crisis Committee

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

This committee is in charge of evaluating the situation upon a liquidity crisis and deciding the steps to be implemented to tackle such liquidity crisis.

- Strategy and New Businesses Committee

This committee is in charge of analyzing new businesses.

- Compliance Committee

This committee is in charge of instilling respect for the Bank’s rules, code of conduct and code of ethics, and mitigating the risk of default, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders and customers.

- Committee for the Protection of Users of Financial Services

This committee is responsible for following up on the activities developed by the Bank’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.

The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

Retail Banking Division

Wholesale Banking Division

Finance Division

Comprehensive Corporate Services Division

Organizational Development and Human Resources Division

Risk Management Division

Strategic Planning and Management Control Division

Customer’s Experience Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

The Bank’s majority shareholder is the Company, which has full control of its shares and votes.

In turn, the Bank holds equity investments in supplementary companies as the controlling company, as well as minority interests in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions, whether the Bank holds a majority or minority interest. The Company’s Board of Directors submits to the Shareholders’ Meeting’s vote, which shall be the Company’s vote in its capacity as controlling company at the Bank’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof. The Board of Directors always provides detailed information about the Company’s activities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Business Conduct Policy and/or Code of Ethics

The Bank has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how an employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Conduct Committee.

Information Related to Personnel Economic Incentive Practices

The Human Resources and Governance Committee, composed of two (2) Directors, the General Manager and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Bank’s personnel.

It is the policy of Bank to manage the full compensation of its personnel based on principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

-	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

-	Being an individual motivation means.

-	Easing the decentralized management of compensation administration.

-	Allowing the effective budget control of personnel costs.

-	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, the Bank has different variable compensation systems:

1)	Business Incentives and/or Incentives through commissions system for business areas.

2)

Annual Bonus Systems for management level employees, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

a)	Results.

b)	Business volume or size.

c)	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors. In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner – include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no share-based payments.

Every change to this policy is submitted to the Bank’s Human Resources Committee for its consideration.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Holdings				Position
Item	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			06.30.18	12.31.17

FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME			31,228,796	28,978,240	31,556,312	-	31,556,312
Argentine:			31,227,401	28,977,320	31,554,917	-	31,554,917
Government Securities	-	Level 1, 2 and 3	12,851,534	9,450,426	12,805,487	-	12,805,487
Argentine Central Bank’s Bills	-	Level 2 and 3	17,024,748	17,858,764	17,024,748	-	17,024,748
Private Securities	-	Level 1, 2 and 3	1,351,119	1,668,130	1,724,682	-	1,724,682
Foreign			1,395	920	1,395	-	1,395
Government Securities	-	Level 1	1,395	920	1,395	-	1,395
Private Securities	-		-	-	-	-	-
OTHER DEBT SECURITIES			8,359,998	2,708,652	8,359,998	-	8,359,998
Measured at Fair Value with Changes in OCI			4,065,574	-	4,065,574	-	4,065,574
Argentine:			4,065,574	-	4,065,574	-	4,065,574
Government Securities		Level 1 and 3	4,065,574	-	4,065,574	-	4,065,574
Measurement at Amortized Cost	-		4,294,424	2,708,652	4,294,424	-	4,294,424
Argentine:	-		4,294,424	2,708,652	4,294,424	-	4,294,424
Other Debt Securities	-	Level 3	4,294,424	2,708,652	4,294,424	-	4,294,424
Argentine Central Bank’s Bills	-		-	-	-	-	-
Argentine Central Bank’s Notes	-		-	-	-	-	-
Private Securities	-		-	-	-	-	-
Foreign	-		-	-	-	-	-
Government Securities	-		-	-	-	-	-
Private Securities	-		-	-	-	-	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Holdings				Position
Item	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			06.30.18	12.31.17

MEASUREMENT AT AMORTIZED COST	-		-	-	-	-	-
Argentine:	-		-	-	-	-	-
Government Securities	-		-	-	-	-	-
Argentine Central Bank’s Bills	-		-	-	-	-	-
Argentine Central Bank’s Notes	-		-	-	-	-	-
Private Securities	-		-	-	-	-	-
Foreign	-		-	-	-	-	-
Government Securities	-		-	-	-	-	-
Private Securities	-		-	-	-	-	-
EQUITY INSTRUMENTS	-		94,272	75,806	94,272	-	94,272
Measured at Fair Value with Changes in Profit or Loss	-		94,272	75,806	94,272	-	94,272
Argentine:	-		64,690	55,091	64,690	-	64,690
Private Securities	-	Level 3	64,690	55,091	64,690	-	64,690
Foreign	-		29,582	20,715	29,582	-	29,582
Private Securities	-	Level 1 and 3	29,582	20,715	29,582	-	29,582
Measured at Fair Value with Changes in Other Comprehensive Income	-		-	-	-	-	-
Argentine:	-		-	-	-	-	-
Foreign	-		-	-	-	-	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING ACTIVITIES BY STATUS AND GUARANTEES RECEIVED

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	06.30.18	12.31.17

COMMERCIAL LOAN PORTFOLIO
Normal	129,178,390	88,887,265
Backed by Preferred Guarantees and Counter-guarantees “A”	1,483,078	63,783
Backed by Preferred Guarantees and Counter-guarantees “B”	7,576,388	5,392,043
With No Preferred Guarantees or Counter-guarantees	120,118,924	83,431,439
With Special Follow-Up – Under Observation	140,914	51,014
Backed by Preferred Guarantees and Counter-guarantees “B”	46,272	2,566
With No Preferred Guarantees or Counter-guarantees	94,642	48,448
With Problems	264,955	156,280
Backed by Preferred Guarantees and Counter-guarantees “A”	1,306	-
Backed by Preferred Guarantees and Counter-guarantees “B”	192,549	99,051
With No Preferred Guarantees or Counter-guarantees	71,100	57,229
High Risk of Insolvency	286,993	184,252
Backed by Preferred Guarantees and Counter-guarantees “B”	74,200	55,775
With No Preferred Guarantees or Counter-guarantees	212,793	128,477
Uncollectible	239,163	18,915
Backed by Preferred Guarantees and Counter-guarantees “A”	9,916	8,366
Backed by Preferred Guarantees and Counter-guarantees “B”	3,970	2,081
With No Preferred Guarantees or Counter-guarantees	225,277	8,468
TOTAL COMMERCIAL LOAN PORTFOLIO	130,110,415	89,297,726

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING ACTIVITIES BY STATUS AND GUARANTEES RECEIVED (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

CONSUMER AND HOUSING LOAN PORTFOLIO	06.30.18	12.31.17

Normal Performance	144,296,951	121,665,984
Backed by Preferred Guarantees and Counter-guarantees “A”	36,070	13,508
Backed by Preferred Guarantees and Counter-guarantees “B”	10,438,485	5,301,381
With No Preferred Guarantees or Counter-guarantees	133,822,396	116,351,095
Low Risk	4,551,993	2,879,295
Backed by Preferred Guarantees and Counter-guarantees “A”	-	1,211
Backed by Preferred Guarantees and Counter-guarantees “B”	39,903	22,824
With No Preferred Guarantees or Counter-guarantees	4,512,090	2,855,260
Medium Risk	3,036,055	1,853,174
Backed by Preferred Guarantees and Counter-guarantees “A”	41	-
Backed by Preferred Guarantees and Counter-guarantees “B”	17,265	8,053
With No Preferred Guarantees or Counter-guarantees	3,018,749	1,845,121
High Risk	2,711,225	2,350,217
Backed by Preferred Guarantees and Counter-guarantees “A”	-	364
Backed by Preferred Guarantees and Counter-guarantees “B”	8,054	6,073
With No Preferred Guarantees or Counter-guarantees	2,703,171	2,343,780
Uncollectible	943,877	1,027,057
Backed by Preferred Guarantees and Counter-guarantees “A”	-	77
Backed by Preferred Guarantees and Counter-guarantees “B”	21,476	21,775
With No Preferred Guarantees or Counter-guarantees	922,401	1,005,205
Uncollectible due to Technical Reasons	6,840	6,670
With No Preferred Guarantees or Counter-guarantees	6,840	6,670
TOTAL CONSUMER AND HOUSING LOAN PORTFOLIO	155,546,941	129,782,397
GRAND TOTAL(1)	285,657,356	219,080,123

(1) Reconciliation between Schedule B and the Balance Sheet:

	06.30.18	12.31.17

Loans and Other Financing Activities	252,148,301	194,534,392
Other Debt Securities	8,359,998	2,708,652
Off-Balance Sheet Agreed Loans and Guarantees Granted	21,913,918	15,846,651
Plus Allowances for Loan Losses	7,861,992	6,217,633
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	426,112	377,731
Less Securities and Other Non-computable Items for the Statement of Debtors’ Status	(5,052,965)	(604,936)
Total	285,657,356	219,080,123

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING ACTIVITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) , Except as Otherwise Stated

	LOANS
Number of Customers	06.30.18		12.31.17
	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	24,357,484	9	15,224,729	7
50 Following Largest Customers	39,344,550	14	26,224,276	12
100 Following Largest Customers	20,339,107	7	12,175,865	6
Remaining Customers	201,616,215	70	165,455,253	75
TOTAL(1)	285,657,356	100	219,080,123	100

(1) Reconciliation between Schedule C and the Balance Sheet:

	06.30.18	12.31.17
Loans and Other Financing Activities	252,148,301	194,534,392
Other Debt Securities	8,359,998	2,708,652
Off-Balance Sheet Agreed Loans and Guarantees Granted	21,913,918	15,846,651
Plus Allowances for Loan Losses	7,861,992	6,217,633
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	426,112	377,731
Less Securities and Other Non-computable Items for the Statement of Debtors’ Status	(5,052,965)	(604,936)
Total	285,657,356	219,080,123

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING ACTIVITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

Item	Past-due Loan	Terms Remaining to Maturity						Total
	Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months
Non-Financial Public Sector	-	330,377	-	-	-	-	-	330,377
Financial Sector	-	2,652,202	855,984	992,316	2,155,415	1,193,479	2,139,176	9,988,572
Non-Financial Private Sector and Residents Abroad	4,001,078	136,109,012	36,620,010	34,679,187	31,206,733	24,763,636	39,878,111	307,257,767
TOTAL	4,001,078	139,091,591	37,475,994	35,671,503	33,362,148	25,957,115	42,017,287	317,576,716

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of	Estimated Useful	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
	Fiscal Year	Life in Years				Accumulated	Disposals	For the Period	At Period-end	06.30.18	12.31.17
Measurement at Cost
Real Estate	7,868,408	50	2,234	(241,083)	42,478	(519,591)	-	(55,070)	(574,661)	7,097,376	7,218,558
Furniture and Fixtures	708,911	10	72,176	(90,296)	149,840	(225,678)	-	(41,595)	(267,273)	573,358	393,772
Machines and Equipment	2,503,086	3 and 5	155,314	(65,611)	11,087	(941,081)	-	(218,505)	(1,159,586)	1,444,290	1,404,231
Vehicles	37,408	5	17,580	(3,829)	-	(12,147)	-	(3,997)	(16,144)	35,015	23,276
Personal Property Acquired for Financial Leases	7,956	5	2,790	-	-	(7,956)	-	(2,790)	(10,746)	-	-
Miscellaneous	383,232	5 and 10	2,004	(2,055)	85,510	(107,854)	-	(41,684)	(149,538)	319,153	274,774
Work in Progress	485,177	-	376,424	(5,898)	(276,474)	-	-	(14,604)	(14,604)	564,625	485,177
Total	11,994,178		628,522	(408,772)	12,441	(1,814,307)	-	(378,245)	(2,192,552)	10,033,817	9,799,788

Item	Value at Beginning of	Estimated Useful	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
	Fiscal Year	Life in Years				Accumulated	Disposals	For the Period	At Period-end	12.31.17	01.01.17
Measurement at Cost
Real Estate	6,706,678	50	142,817	(26,161)	1,048,850	(553,744)	-	(99,882)	(653,626)	7,218,558	6,247,968
Furniture and Fixtures	554,327	10	108,203	(3,537)	49,918	(258,516)	-	(56,623)	(315,139)	393,772	272,651
Machines and Equipment	1,740,368	3 and 5	674,426	(409)	88,701	(776,807)	-	(322,048)	(1,098,855)	1,404,231	930,328
Vehicles	29,649	5	9,427	(6,450)	4,782	(7,840)	-	(6,292)	(14,132)	23,276	18,423
Personal Property Acquired for Financial Leases	7,956	5	-	-	-	(7,956)	-	-	(7,956)	-	-
Miscellaneous	216,445	5 and 10	30,646	-	136,141	(40,525)	-	(67,933)	(108,458)	274,774	175,761
Work in Progress	1,049,597	-	722,488	(34,912)	(1,251,996)	-	-	-	-	485,177	1,049,597
Total	10,305,020		1,688,007	(71,469)	76,396	(1,645,388)	-	(552,778)	(2,198,166)	9,799,788	8,694,728

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Amortization			Net Book Value as of
					Accumulated	For the Period	At Period-end	06.30.18	12.31.17
Measurement at Cost
Licenses	1,659,101	5	337,482	(616,091)	(645,386)	(119,790)	(765,176)	615,316	294,878
Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(25,754)	(592)	(26,346)	6	599
Other Intangible Assets	1,507,448	5	4,876	(5,131)	(996,797)	(37,609)	(1,034,406)	472,787	610,438
Total	3,192,901		342,538	(621,222)	(1,667,937)	(157,991)	(1,825,928)	1,088,109	905,915

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Amortization			Net Book Value as of
					Accumulated	For the Period	At Period-end	12.31.17	01.01.17
Measurement at Cost
Licenses	955,156	5	155,357	(1,928)	(597,836)	(215,871)	(813,707)	294,878	356,667
Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(23,119)	(2,634)	(25,753)	599	3,233
Other Intangible Assets	1,395,723	5	43,369	(177)	(821,556)	(6,921)	(828,477)	610,438	473,243
Total	2,377,231		198,726	(2,105)	(1,442,511)	(225,426)	(1,667,937)	905,915	831,143

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	DEPOSITS
Number of Customers	06.30.18		12.31.17
	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	18,413,533	7	10,218,113	5
50 Following Largest Customers	16,046,024	6	11,244,990	6
100 Following Largest Customers	10,251,688	4	6,930,668	3
Remaining Customers	216,384,830	83	172,323,133	86
TOTAL	261,096,075	100	200,716,904	100

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERM

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

Item	Terms Remaining to Maturity						Total
	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months
Deposits (1)	236,686,646	16,413,080	8,225,517	3,351,048	40,089	25,341	264,741,721
Non-Financial Public Sector	9,126,138	724,457	2,928	-	-	-	9,853,523
Financial Sector	244,794	-	-	-	-	-	244,794
Non-Financial Private Sector and Residents Abroad	227,315,714	15,688,623	8,222,589	3,351,048	40,089	25,341	254,643,404
Fair Value Liabilities with Changes to Income	1,835,989	-	-	-	-	-	1,835,989
Derivative Instruments	3,681,127	-	-	-	-	-	3,681,127
Repo Transactions	2,458,496	-	-	-	-	-	2,458,496
Other Financial Liabilities	22,451,351	9,245	10,772	27,329	48,024	100,219	22,646,940
Loans from the Argentine Central Bank and Other Financial Institutions	6,198,950	5,860,809	3,012,423	5,262,897	2,357,537	4,432,576	27,125,192
Notes Issued	643,361	1,631,420	1,265,423	6,912,461	18,990,235	9,081,028	38,523,928
Subordinated Notes	293,559	-	228,756	293,559	587,118	11,031,693	12,434,685
TOTAL	274,249,479	23,914,554	12,742,891	15,847,294	22,023,003	24,670,857	373,448,078

(1) Maturities in the first month include:

- Checking Accounts $34,226,325

- Savings Accounts $136,085,714

- Time Deposit $64,724,729

- Other Deposits $1,817,613

- Interest to be Accrued $641

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at Beginning of Fiscal Year	Increases	Decreases		Balances as of 06.30.18	Balances as of 12.31.17
			Reversals	Uses
INCLUDED IN LIABILITIES
Provisions for Contingent Commitments	-	-	-	-	-	-
For Administrative, Disciplinary and Criminal Penalties	4,983	12,711	774	1,537	15,383	4,983
Contingencies with the Argentine Central Bank	-	-	-	-	-	-
Provisions for Restructuring	-	-	-	-	-	-
Provisions for Contracts for Valuable Consideration	-	-	-	-	-	-
Provisions for Out-of-Service, Restoration and Rehabilitation Costs	-	-	-	-	-	-
Provisions for Post-Employment Benefit Plans	-	-	-	-	-	-
Provisions for Termination Benefits	61,466	62,370	6,604	15,636	101,596	61,466
Others	491,006	494,111	5,320	13,016	966,781	491,006
TOTAL PROVISIONS	557,455	569,192	12,698	30,189	1,083,760	557,455

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	06.30.18	06.30.18				12.31.17
			Dollar	Euro	Real	Others
ASSETS
Cash and Bank Deposits	71,133,293	71,133,293	70,295,133	745,657	17,699	74,804	37,255,522
Fair Value Debt Securities with Changes to Income	9,592,523	9,592,523	9,589,834	2,689	-	-	5,818,448
Derivative Instruments	23,272	23,272	23,272	-	-	-	13
Other Financial Assets	538,663	538,663	538,663	-	-	-	752,112
Loans and Other Financing Activities	63,917,980	63,917,980	63,778,305	139,675	-	-	40,371,292
Non-Financial Public Sector	-	-	-	-	-	-	-
Argentine Central Bank	3,765	3,765	3,765	-	-	-	1,908
Other Financial Institutions	578,465	578,465	578,465	-	-	-	370,258
To the Non-Financial Private Sector and Residents Abroad	63,335,750	63,335,750	63,196,075	139,675	-	-	39,999,126
Other Debt Securities	3,076,278	3,076,278	3,076,278	-	-	-	1,583,413
Financial Assets Pledged as Collateral	384,659	384,659	384,659	-	-	-	140,320
Current Income Tax Assets	-	-	-	-	-	-	-
Investments in Equity Instruments	29,582	29,582	29,582	-	-	-	20,715
Investments in Subsidiaries, Associates and Joint Ventures	-	-	-	-	-	-	-
Property, Plant and Equipment	-	-	-	-	-	-	-
Intangible Assets	-	-	-	-	-	-	-
Other Non-Financial Assets	13,227	13,227	13,227	-	-	-	21,358
Non-Current Assets Held for Sale	-	-	-	-	-	-	-
TOTAL ASSETS	148,709,477	148,709,477	147,728,953	888,021	17,699	74,804	85,963,193

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	06.30.18	06.30.18				12.31.17
			Dollar	Euro	Real	Others
LIABILITIES
Deposits	118,176,582	118,176,582	118,176,582	-	-	-	70,397,314
Non-Financial Public Sector	6,978,651	6,978,651	6,978,651	-	-	-	6,166
Financial Sector	8,464	8,464	8,464	-	-	-	3,994
Non-Financial Private Sector and Residents Abroad	111,189,467	111,189,467	111,189,467	-	-	-	70,387,154
Fair Value Liabilities with Changes to Income	1,835,989	1,835,989	1,835,989	-	-	-	-
Derivative Instruments	17,738	17,738	17,738	-	-	-	-
Repo Transactions	2,455,412	2,455,412	2,455,412	-	-	-	-
Other Financial Liabilities	4,766,648	4,766,648	4,592,931	154,529	-	19,188	3,023,991
Loans from the Argentine Central Bank and Other Financial Institutions	17,323,946	17,323,946	17,178,854	145,092	-	-	5,450,640
Notes Issued	2,890,362	2,890,362	2,890,362	-	-	-	-
Subordinated Notes	7,444,181	7,444,181	7,444,181	-	-	-	4,828,018
Provisions	-	-	-	-	-	-	-
Other Non-Financial Liabilities	101,594	101,594	101,543	51	-	-	973,524
TOTAL LIABILITIES	155,012,452	155,012,452	154,693,592	299,672	-	19,188	84,673,487

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O - DERIVATIVE INSTRUMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Type of Contract	Purpose of Transactions	Underlying Asset	Type of Settlement	Trading Environment or Counterparty	Originally- Agreed Weighted Average Term	Residual Weighted Average Term	Weighted Average Term for Settlement of Differences	Amount(*)
Foreign Currency Forwards
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	7,328,574
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	7	5	1	3,912,560
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	5	3	1	45,645,988
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	4	3	1	33,893,848
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non- Financial sector	5	3	142	3,328,943
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non- Financial sector	5	3	142	10,836,347
Repo Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE				2,347,452
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE				2,981,310
Swaps
Fixed for Variable Interest Rate Swaps	Brokerage - own account	Others	Others	MAE	19	6	1	1,000
Swaps with Customers
Variable for Fixed Interest Rate Swaps	Brokerage - own account	Others	Others	OTC - Residents in Argentina - Financial sector	26	22	1	459,333

(*) Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE R — VALUE ADJUSTMENT BY LOSSES – ALLOWANCE FOR LOAN LOSSES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at Beginning of Fiscal Year	Increases	Decreases		Balances as of 06.30.18	Balances as of 12.31.17
			Reversals	Uses
Loans and Other Financing Activities	6,083,947	3,775,349	651,813	1,346,892	7,860,591	6,083,947
Non-Financial Private Sector and Residents Abroad	6,083,947	3,775,349	651,813	1,346,892	7,860,591	6,083,947
Overdrafts	148,135	109,517	-	55,183	202,469	148,135
Mortgage Loans	37,208	14,547	-	2,656	49,099	37,208
Collateral Loans	4,051	1,357	-	367	5,041	4,051
Personal Loans	457,123	452,498	-	229,133	680,488	457,123
Credit Card Loans	3,126,734	2,088,543	651,361	862,773	3,701,143	3,123,734
Financial Leases	3,246	1,501	-	951	3,796	3,246
Others	2,307,450	1,107,386	452	195,829	3,218,555	2,307,450
Private Securities	133,686	12,324	-	144,609	1,401	133,686
TOTAL ALLOWANCES	6,217,633	3,787,673	651,813	1,491,501	7,861,992	6,217,633

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

The following information as of December 31, 2017 has been prepared in accordance with the accounting framework set forth by the Argentine Central Bank and is required to understand these consolidated condensed interim financial statements.

1.	CASH AND BANK DEPOSITS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. In order for a financial investment to be classified as a cash equivalent, it should be readily convertible into a certain amount of cash and it should bear an immaterial risk of change in value. Accordingly, an investment will be classified as a cash equivalent if it matures within three months or less from the acquisition date. Equity interests are excluded from cash equivalents.

The table below shows a breakdown of items comprising cash and cash equivalents:

	12.31.17	01.01.17
Cash and Bank Deposits	58,943,265	65,767,565
Cash and Bank Deposits from Tarjetas Regionales S.A.	5,730	-
Argentine Central Bank’s Bills and Notes Maturing within up to 90 Days	17,107,571	6,903,609
Receivables from Reverse Repo Transactions	9,654,517	-
Local Interbank Loans	935,000	862,300
Overnight Placements in Banks Abroad	288,991	1,227,101
Mutual Funds	2,427,240	2,193,056
Time Deposits	4,969	3,598
Government Securities	-	993,697
Total Cash and Cash Equivalents	89,367,283	77,950,926

2.	FINANCIAL INSTRUMENTS

As of the dates indicated below, the Group maintains the following portfolios of financial instruments:

Instruments Portfolio as of 12.31.17	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value – OCI
Assets
Argentine Central Bank’s Bills and Notes	17,858,764	-	-
Government Securities	9,451,346	-	-
Private Securities	1,668,130	-	-
Derivative Instruments	525,362	11,638	-
Repo Transactions	-	-	-
Other Financial Assets	3,097,830	3,820,591	-
Loans and Other Financing Activities	-	-	-
Other Debt Securities (Trusts and Notes)	96,481	2,515,690	96,481
Financial Assets Pledged as Collateral	391,287	5,939,270	-
Equity Instruments	75,806	-	-
Liabilities
Deposits	-	200,716,904	-
Derivative Instruments	584,856	-	-
Repo Transactions	-	1,131,127	-
Other Financial Liabilities	-	39,281,886	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	7,869,048	-
Notes Issued	-	13,739,066	-
Subordinated Notes	-	4,828,018	-

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Instruments Portfolio as of 01.01.17	Fair Value with Changes in Profit or Loss	Amortized Cost	Fair Value – OCI
Assets
Argentine Central Bank’s Bills and Notes	8,769,478	-	-
Government Securities	5,242,488	-	-
Private Securities	2,277,598	-	-
Derivative Instruments	124,521	-	-
Repo Transactions	-	-	-
Other Financial Assets	2,505,623	1,000,231	-
Loans and Other Financing Activities	-	135,614,971	-
Other Debt Securities (Trusts and Notes)	-	457,089	504,874
Equity Instruments	101,563	-	-
Financial Assets Pledged as Collateral	636,865	4,841,989	-
Liabilities
Deposits	-	150,377,065	-
Derivative Instruments	157,599	-	-
Repo Transactions	-	1,644,210	-
Other Financial Liabilities	-	33,035,881	-
Loans from the Argentine Central Bank and Other Financial Institutions	-	6,896,822	-
Notes Issued	-	11,857,718	-
Subordinated Notes	-	4,065,255	-

3.	FAIR VALUES

The Group classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Below is a detail of the Bank’s financial instruments measured at fair value as of the dates indicated below:

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
- Argentine Central Bank’s Bills and Notes	17,858,764	-	-
- Government Securities	9,286,132	-	165,214
- Private Securities	559,087	4,000	1,105,043
- Derivative Instruments	-	525,362	-
- Other Financial Assets	3,058,830	-	39,000
- Other Debt Securities(*)	96,481	-	-
- Financial Assets Pledged as Collateral	391,287	-	-
- Equity Instruments	19,122	-	56,684
Liabilities
- Derivative Instruments	-	(584,856)	-
Total	31,269,703	(55,494)	1,365,941

(*) It relates to Secured Bonds issued by Argentina measured at fair value with changes in OCI.

Instruments Portfolio as of 01.01.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
- Argentine Central Bank’s Bills and Notes	8,769,478	-	-
- Government Securities	4,475,434	77,616	689,438
- Private Securities	644,031	-	1,633,567
- Derivative Instruments	-	124,521	-
- Other Debt Securities	504,874	-
- Other Financial Assets	2,466,623	-	39,000
- Financial Assets Pledged as Collateral	636,865	-	-
- Equity Instruments	50,868	-	50,695
Liabilities
- Fair Value Liabilities with Changes to Income	-	(157,599)	-
Total	17,548,173	44,538	2,412,700

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Valuation methods are detailed in Note 4.

Changes in instruments included in fair value Level 3 are as follows:

Level 3 as of 12.31.17	Balance as of 01.01.17	Purchases	Sales	Income (Loss)	Balance as of 12.31.17
- Government Securities	689,438	165,214	(689,438)	-	165,214
- Private Securities	1,633,567	1,105,043	(1,630,237)	(3,330)	1,105,043
- Other Financial Assets	39,000	-	-	-	39,000
- Equity Instruments	50,695	-	-	5,989	56,684
Total	2,412,700	1,270,257	(2,319,675)	2,659	1,365,941

All items included in Level 3 are assumed as instruments recognized and derecognized in the same year.

The Group’s policy is to recognize transfers among fair value levels only as of year-end dates, there being no changes to financial instruments held in portfolio as of December 31, 2017.

4	REPO TRANSACTIONS

Below is a detail of the residual value of assets transferred under repo transactions:

12.31.17
Reverse Repo Transactions Carried in Off-Balance Sheet Items	9,697,406
Repo Transactions Carried in Financial Assets Pledged as Collateral	1,132,573

5.	PROVISIONS

Below is a detail of the movements in provisions, including administrative, disciplinary and criminal penalties, severance payments, and other contingencies:

12.31.17
Balance at the Beginning	334,876
Increases	367,867
Reversals	43,550
Uses	101,738
Balance at Year-end	557,455

6.	OTHER FINANCIAL ASSETS

The table below shows a breakdown of other financial assets as of the dates indicated below:

	12.31.17	01.01.17
Debtors from Foreign Exchange Brokerage	2,404,843	3,212
Debtors from Spot Sales of Government Securities Pending Settlement	1,016,345	731,163
Sundry Debtors	377,952	29,181
Mutual Funds	3,058,830	2,460,237
Others	60,451	282,061
Total	6,918,421	3,505,854

7.	TRANSFER OF FINANCIAL ASSETS

All transfers of financial assets qualify for derecognition of financial assets in their entirety.

In derecognizing a financial asset, the difference between the carrying amount and the amount received as consideration is attributed to income.

The Company mainly consummates non-recourse portfolio sales, with the assigned portfolio in fiscal year 2017 having amounted to $903,197 and cash flows from portfolio sales having amounted to $1,016,478.

8.	PROPERTY, PLANT AND EQUIPMENT”

Changes in “Property, Plant and Equipment are detailed in Schedule F.

9.	INTANGIBLE ASSETS

The Group’s “Intangible Assets” are detailed in Schedule G.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

10.	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

As of the dates indicated below, the Group had the following Assets Held for Sale and Discontinued Operations:

	12.31.17	01.01.17
Equity Investments in Subsidiaries
Prisma Medios de Pago S.A.	208,972	-
Compañía Financiera Argentina S.A.(*)	5,643,848	5,886,847
Cobranzas y Servicios S.A.(*)	29,906	36,908
Property, Plant and Equipment
Real Estate	2,328	2,328
Total	5,885,054	5,926,083

(*) The amount relates to the net balance of assets and liabilities held for sale, booked under “Non-current Assets Held for Sale” and “Other Non-financial Liabilities”, respectively.

The information below is related to the Group’s discontinued operations (Compañía Financiera Argentina S.A. and Cobranzas and Servicios S.A.):

Cash Flows	12.31.17	01.01.17
Operating Activities	(372,099)	(359,745)
Investing Activities	(37,608)	(21,322)
Financing Activities	333,197	384,019
Total Cash and Cash Equivalents	(76,510)	2,952

Below is a summary of balance sheet data about these companies:

Compañía Financiera Argentina S.A.	12.31.2017
Assets	5,643,849
Cash and Due from Banks	395,201
Securities	16,776
Loans	4,916,476
Miscellaneous Receivables	208,372
Equity Investments	4,303
Bank Property, Plant and Equipment	39,670
Miscellaneous Assets	2,013
Intangible Assets	61,038
Liabilities	4,678,351
Deposits	1,412,974
Notes	1,250,531
Other Liabilities Resulting from Financial Brokerage	1,649,704
Miscellaneous Liabilities	322,589
Allowances	42,553

Cobranzas y Servicios S.A.	12.31.2017
Assets	29,906
Cash and Due from Banks	296
Securities	12,867
Miscellaneous Receivables	16,743
Liabilities	22,904
Miscellaneous Liabilities	22,904

Assets	12.31.17	01.01.17
Equity Investments in Subsidiaries
Compañía Financiera Argentina S.A.	965,498	1,215,498
Cobranzas y Servicios S.A.	7,002	7,002
Total Assets	972,500	1,222,500

The table below shows a breakdown of income from discontinued activities and net income recognized from the remeasurement of assets held for sale:

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Net Income (Loss)	12.31.17
Income before Taxes from Discontinued Operations	-
Taxes	(185,362)
Net Income (Loss) from Discontinued Operations for the Period	(185,362)

11.	SHAREHOLDERS’ EQUITY STRUCTURE

	12.31.17	01.01.17
Capital Stock	1,426,765	1,300,265
Non-Capitalized Contributions	10,951,132	219,596
Capital Adjustments	278,131	278,131
Profit Reserves	17,390,568	12,536,831
Retained Income	2,558,835	-
Other Accumulated Comprehensive Income(1)	17,279	284,182
Net Income for the Fiscal Year	8,620,224	8,576,712
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	41,242,934	23,195,717
Shareholders’ Equity Attributable to Non-Controlling Interests	1,935,196	1,451,883
Total Shareholders’ Equity	43,178,130	24,647,600

(1) Attributable to gains from financial instruments at fair value with changes in other comprehensive income.

12.	EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

12.31.17
Income attributable to the Group’s Shareholders	8,620,224
Weighted-Average of Ordinary Shares Outstanding (Thousands)	1,332,617
Earnings per Share	6.47

13.	INTEREST INCOME/COMMISSION INCOME

Interest Income	12.31.17
On Cash and Bank Deposits	112
On Private Securities	848,847
On Government Securities	294,168
On Loans and Other Financing Activities	32,926,203
Non-financial Public Sector	4,959
Financial Sector	693,805
Non-financial Private Sector	32,227,439
Overdrafts	2,746,566
Mortgage Loans	597,895
Collateral Loans	116,890
Personal Loans	4,844,178
Credit Card Loans	15,310,493
Financial Leases	336,449
Others	8,274,968
On Repo Transactions	792,916
Other Financial Institutions	792,916
Total	34,862,246

Commission Income	12.31.17
Fee and Commissions Related to Notes	3,465,410
Fee and Commissions Related to Credits	11,680,666
Fee and Commissions Related to Loan Commitments and Financial Guarantees	129,249
Fee and Commissions Related to Transferable Securities	501,285
Fee and Commissions on Collection Proceedings	27,298
Fee and Commissions on Foreign and Exchange Rate Transactions	488,071
Total	16,282,979

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

14.       INTEREST EXPENSE/COMMISSION EXPENSE

Interest Expense	12.31.17

On Deposits	10,934,613
Non-Financial Private Sector	10,934,613
Checking Accounts	646
Savings Accounts	3,493
Time Deposit and Term Investments	10,446,205
Others	484,269
Loans from the Argentine Central Bank and Other Financial Institutions	439,106
On Repo Transactions	222,853
Other Financial Institutions	222,853
On Other Financial Liabilities	2,534,653
On Notes Issued	916,339
On Other Subordinated Notes	349,907
Total	15,397,471

Commission Expense	12.31.17

Fees and Commissions Related to Transactions with Securities	18,655
Others	2,165,992
Total	2,184,647

15.       UNDERWRITING INCOME

The breakdown of Underwriting Income as of December 31, 2017 was as follows:

12.31.17

Premiums and Surcharges Accrued	3,262,307
Claims Accrued	(410,050)
Surrenders	(4,355)
Life and Ordinary Annuities	(5,607)
Underwriting and Operating Expenses	(745,720)
Other Income and Expenses	22,708
Total	2,119,283

16.       EXPENSES BY FUNCTION AND NATURE

The Group presented its statement of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item, “Administrative Expenses.”

The table below provides the required additional information about expenses by nature and function:

Administrative Expenses	12.31.17

Fees and Compensation for Services	581,147
Directors’ and Syndics’ Fees	76,832
Advertising, Promotion and Research Expenses	814,386
Taxes and Assessments	2,217,644
Maintenance and Repairs	662,617
Electricity and Communications	622,607
Entertainment and Transportation Expenses	100,150
Stationery and Office Supplies	136,762
Rentals	457,912
Administrative Services Hired	1,109,652
Security	605,652
Insurance	47,943
Others	2,350,392
Total	9,783,696

Depreciation and Impairment of Assets	12.31.17
Depreciation of Property, Plant and Equipment	552,778
Amortization of Organization and Development Expenses	225,426
Others	3,522
Total	781,726

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

17. EMPLOYEE BENEFITS

The breakdown of the items disclosed under “Employee Benefits,” as of December 31, 2017, is as follows:

12.31.17

Salaries	6,540,475
Social Security Contributions on Salaries	1,593,672
Severance Payments and Personnel Bonuses	2,022,318
Other Short-Term Employee Benefits	233,108
Total	10,389,573

18. INCOME TAX

The following is a reconciliation of income tax charged to income as of December 31, 2017 to that which would result from applying the current tax rate to book income:

12.31.17

Income for the Period before Income Tax	13,198,802
Effective Tax Rate	35%
Income for the Period at the Tax Rate	4,619,581
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Investments	(151,436)
- Non-taxable Income (Loss)	(64,572)
- Donations and Other Non-deductible Expenses	59,786
- Others	443,394
- Fines	43
Reversal under Law No. 27430	(179,956)
Total Income Tax Charge for the Period	4,726,840

12.31.17

Current Income Tax	4,827,361
Deferred Tax Charge	(105,714)
Allowance for Impairment	(143,069)
Total Income Tax Charge for the Period	4,578,578

The change in deferred income tax assets and liabilities, regardless of the balance offsetting within the same tax jurisdiction, is as follows:

Item	01.01.17	Charges for the Period	Others	Allowance for Impairment	12.31.17
Deferred Tax Assets
Trade Receivables	553,695	794	-	-	554,489
Property, Plant and Equipment	(43,375)	(4,187)	-	-	(47,562)
Other Liabilities	(792)	4,998	(4,569)	-	(363)
Employee Benefits	2,675	(592)	22	-	2,105
Exchange Rate Difference	5,130	(4,938)	-	-	192
Provisions for Contingencies	44,251	466	(1,720)	-	42,997
Other Items	18,720	2,659	-	-	21,379
Financial Charges	-	19,067	-	-	19,067
Investments	(15,229)	(20,477)	-	-	(35,706)
Equity Investments in Subsidiaries	-	3,301	-	-	3,301
Tax Loss Carry-Forwards	148,986	(143,812)	1,929	(7,103)	-
Taxes	-	(92)	-	-	(92)
Total Deferred Tax Assets	714,061	(142,813)	(4,338)	(7,103)	559,807

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Item	01.01.17	Charges for the Period	Others	Allowance for Impairment	12.31.17
Deferred Tax Liabilities
Valuation of Securities	(3,275)	29,341	-	-	26,066
Allowances for Loan Losses	299,204	(3,746)	-	-	295,458
Loans	94,149	18,769	-	-	112,918
Property, Plant and Equipment	(1,836,082)	509,983	-	-	(1,326,099)
Miscellaneous	2,724	(32,504)	(6,290)	-	(36,070)
Other Items	(156,164)	1,534	5,917	-	(148,713)
Assets Available for Sale	-	(245,702)	-	-	(245,702)
Intangible Assets	309,874	(98,881)	-	-	210,993
Other Liabilities and Provisions	351,507	67,757	1	-	419,265
Other Financial Assets	(17,949)	1,976	(247)	-	(16,220)
Total Deferred Tax Liabilities	(956,012)	248,527	(619)	-	(708,104)
Deferred Tax Assets/(Liabilities)	(241,951)	105,714	(4,957)	(7,103)	(148,297)

Provisions for the deferred tax assets as of December 31, 2017 and January 1, 2017, amounting to $7,103 and $150,171, respectively, were included, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

In September 2017, the Bank filed certain actions for recovery of income tax paid in excess for the fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively, with A.F.I.P. These actions were grounded in case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects. As of period-end, the Bank has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law introduced several changes to the previous income tax treatment. Some of the key changes established by the reform include:

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for the fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for the fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during the fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during the fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

-

Optional Tax Revaluation: Regulations establish that, at the companies’ option, assets that are located in the country and used for generating taxable income may be subject to tax revaluation. The special tax on the revaluation amount depends on the asset: 8% for real estate that does not qualify as inventory, 15% for real estate that qualifies as inventory, and 10% for personal property and remaining assets. Once the option for a given asset is exercised, all other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

19. SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the Board of Directors and updated to reflect changes.

Reportable segments are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Below is a description of each business segment’s composition:

a.	Banks: This segment represents the banking business operation results.

b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with the following subsidiaries: Cobranzas Regionales S.A., Procesadora Regional S.A. and Tarjeta Naranja S.A.

c.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with the following subsidiaries: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Net Investment S.A. (in liquidation), Galicia Valores S.A. and the Company., with the last two being net of eliminations of income from equity investments.

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

When any transaction occurs, the transfer pricing among operating segments is at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

The relevant segment reporting as of the dates indicated below is as follows:

	Banks	Regional Credit Cards	Insurance	Others	Adjustments	Total as of 12.31.17
Net Income from Interest (Expense)	12,727,224	6,407,034	297,145	113,958	(80,586)	19,464,775
Net Commission Income (Expense)	7,588,285	7,599,082	-	(1,748)	(1,087,287)	14,098,332
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	4,226,520	6,175	(18,638)	693,139	(2,671)	4,904,525
Exchange Rate Differences on Gold and Foreign Currency	2,080,287	9,239	1,345	91,526	-	2,182,397
Other Operating Income	3,183,005	760,072	(8,271)	844,313	(28,994)	4,750,125
Underwriting Income	-	-	1,027,099	-	1,092,184	2,119,283
Loan Loss Provisions	(2,586,445)	(2,017,613)	(5,221)	4,494	-	(4,604,785)
Employee Benefits	(7,095,734)	(3,142,164)	(339,021)	(106,352)	-	(10,683,271)
Administrative Expenses	(5,817,495)	(3,593,098)	(275,671)	(121,763)	24,331	(9,783,696)
Depreciation and Impairment of Assets	(551,336)	(203,253)	(23,910)	(3,227)	-	(781,726)
Other Operating Expenses	(6,609,608)	(1,439,814)	58,009	(47,349)	(12)	(8,038,774)
Operating Income (Loss)	7,144,703	4,385,660	712,866	1,466,991	(83,035)	13,627,185
Income for Associates and Joint Ventures	2,400,915	-	2,072	8,096,333	(10,301,926)	197,394
Income before Taxes from Continuing Activities	9,545,618	4,385,660	714,938	9,563,324	(10,384,961)	13,824,579
Income Tax from Continuing Activities	(2,182,886)	(1,664,596)	(252,394)	(293,340)	-	(4,393,216)
Net Income (Loss) from Continuing Activities	7,362,732	2,721,064	462,544	9,269,984	(10,384,961)	9,431,363
Income (Loss) from Discontinued Operations	-	-	-	-	-	-
Income Tax from Discontinued Operations	(185,362)	-	-	-	-	(185,362)
Net Income (Loss) for the Period	7,177,370	2,721,064	462,544	9,269,984	(10,384,961)	9,246,001
Net Income (Loss) for the Period Attributable to the Controlling Company’s Shareholders	7,177,370	2,720,769	462,547	9,269,984	(11,010,446)	8,620,224
Net Income (Loss) for the Period Attributable to Non-Controlling Interests	-	295	(3)	-	625,485	(625,777)

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

	Banks	Regional Credit Cards	Insurance	Others	Adjustments and/or Eliminations	Total as of 12.31.17
ASSETS
Cash and Bank Deposits	58,460,898	536,969	23,394	67,715	(145,711)	58,943,265
Fair Value Debt Securities with Changes to Income	26,572,295	250,631	791,155	1,595,204	(231,045)	28,978,240
Derivative Instruments	525,362	-	-	11,638	-	537,000
Repo Transactions	9,676,101	-	-	-	-	9,676,101
Other Financial Assets	3,955,342	2,169,245	188,660	771,427	(166,253)	6,918,421
Loans and Other Financing Activities	162,638,529	32,364,414	9,488	63,115	(541,154)	194,534,392
Other Debt Securities	2,105,938	-	393,627	209,087	-	2,708,652
Financial Assets Pledged as Collateral	6,325,905	4,652	-	-	-	6,330,557
Current Income Tax Assets	3,392	20,473	86,021	-	(2,555)	107,331
Investments in Equity Instruments	75,806	-	-	-	-	75,806
Investments in Subsidiaries, Associates and Joint Ventures	6,782,004	-	-	40,502,432	(47,284,436)	-
Property, Plant and Equipment	8,973,410	669,495	143,679	13,204	-	9,799,788
Intangible Assets	599,620	249,895	56,316	84	-	905,915
Deferred Income Tax Assets	-	557,904	70	30	-	558,004
Other Non-Financial Assets	1,978,196	192,956	679,922	269,745	(24,903)	3,095,916
Non-Current Assets Held for Sale	5,715,739	-	-	169,315	-	5,885,054
TOTAL ASSETS	294,388,537	37,016,634	2,372,332	43,672,996	(48,396,057)	329,054,442
LIABILITIES
Deposits	200,884,407	-	-	-	(167,503)	200,716,904
Fair Value Liabilities with Changes to Income	-	-	-	-	-	-
Derivative Instruments	584,856	-	-	-	-	584,856
Repo Transactions	1,131,127	-	-	-	-	1,131,127
Other Financial Liabilities	23,023,221	16,532,609	-	3,024	(276,968)	39,281,886
Loans from the Argentine Central Bank and Other Financial Institutions	7,728,585	331,990	3,462	-	(194,989)	7,869,048
Notes Issued	4,488,602	9,481,509	-	-	(231,045)	13,739,066
Current Income Tax Liabilities	1,801,243	804,444	122,541	345,927	-	3,074,155
Subordinated Notes	4,828,018	-	-	-	-	4,828,018
Provisions	450,598	48,263	55,797	2,797	-	557,455
Deferred Income Tax Liabilities	630,211	-	53,658	22,432	-	706,301
Other Non-financial Liabilities	9,856,683	1,402,893	1,091,565	1,112,294	(75,939)	13,387,496
TOTAL LIABILITIES	255,407,551	28,601,708	1,327,023	1,486,474	(946,444)	285,876,312

	Banks	Regional Credit Cards	Insurance	Others	Adjustments	Total as of 01.01.17
ASSETS
Cash and Bank Deposits	65,404,369	461,148	65,025	89,699	(252,676)	65,767,565
Fair Value Debt Securities with Changes to Income	15,138,269	51,370	1,037,773	92,055	(29,903)	16,289,564
Derivative Instruments	124,521	-	-	-	-	124,521
Repo Transactions	-	-	-	-	-	-
Other Financial Assets	1,588,872	2,040,428	658,470	335,337	(1,117,253)	3,505,854
Loans and Other Financing Activities	108,058,715	27,078,374	22,035	1,321,163	(865,316)	135,614,971
Other Debt Securities	872,431	3,749	207,209	585,260	(706,686)	961,963
Financial Assets Pledged as Collateral	5,357,096	121,664	-	94	-	5,478,854
Current Income Tax Assets	2,153	20,888	-	4,490	-	27,531
Investments in Equity Instruments	68,363	-	-	33,200	-	101,563
Investments in Subsidiaries, Associates and Joint Ventures	5,149,390	-	14,716	23,364,430	(28,372,867)	155,669
Property, Plant and Equipment	7,755,542	606,008	147,385	185,793	-	8,694,728
Intangible Assets	602,130	194,254	33,310	1,449	-	831,143
Deferred Income Tax Assets	-	582,137	(18,725)	-	-	563,412
Other Non-Financial Assets	1,420,362	246,175	101,154	47,999	508,727	2,324,417
Non-Current Assets Held for Sale	5,749,267	-	-	176,816	-	5,926,083
TOTAL ASSETS	217,291,480	31,406,195	2,268,352	26,237,785	(30,835,974)	246,367,838
LIABILITIES
Deposits	150,639,153	-	-	-	(262,088)	150,377,065
Derivative Instruments	143,373	118,223	-	5,046	(109,043)	157,599
Repo Transactions	1,644,714	-	-	-	(504)	1,644,210
Other Financial Liabilities	18,816,180	13,743,887	-	732,089	(256,779)	33,035,881
Loans from the Argentine Central Bank and Other Financial Institutions	4,693,232	2,378,628	7,028	228,552	(410,618)	6,896,822
Notes Issued	4,738,931	7,336,619	-	518,748	(736,580)	11,857,718
Current Income Tax Liabilities	990,143	505,315	250,194	76,497	-	1,822,149
Subordinated Notes	4,065,255	-	-	-	-	4,065,255
Provisions	253,904	48,540	29,333	3,099	-	334,876
Deferred Income Tax Liabilities	877,963	-	-	77,571	-	955,534
Other Non-Financial Liabilities	8,344,643	1,191,921	912,615	245,763	(121,813)	10,573,129
TOTAL LIABILITIES	195,207,491	25,323,133	1,199,170	1,887,365	(1,896,921)	221,720,238

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

20.        DIVIDENDS PER SHARE

Dividends paid in fiscal year 2017 to the Group’s shareholders amounted to $240,000, accounting for $0.18 (figure stated in Pesos) per share.

21.        CORPORATE RISKS AND GOVERNANCE

The tasks related to risk information and internal control of each of the companies controlled by the Company are defined and carried out rigorously.

Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (“Sarbanes Oxley”). Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

With regard to risk, the Bank embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.

From this approach, the Bank defines its internal structure, functions and roles by hierarchical levels and invests resources in monitoring and streamlining risk management, with independence of duties as it reports to the General Manager.

The specific function of the comprehensive management of the Bank’s risks has been allocated to the Risk Division, guaranteeing its independence from the rest of the business areas since the Risk Division directly reports to the Bank’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities is allocated to the Prevention of Asset Laundering Division, which reports to the Board of Directors. The aim of both divisions is to guarantee the Board of Directors is fully aware of the risks that the Bank is exposed to, and to design and propose policies and procedures necessary to identify, assess, follow up, control and mitigate such risks.

The Bank has developed the Capital Adequacy Assessment Process (“Proceso de Evaluación de Suficiencia de Capital – PESC,” reflected in the Capital Adequacy Report, “IAC,” as per its acronym in Spanish) to assess the relationship between the Bank’s own resources available and necessary resources to maintain an appropriate risk profile. This process shall also allow for the identification of both economic capital needs and the sources to meet such needs.

The minimum capital requirement with regard to each risk is determined according to the Argentine Central Bank regulations.

In addition, the Bank has specified a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, metrics have been established —calculated based on current and stress ratios—which are monitored in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions. The Risk and Capital Allocation Committee considers and controls the Bank’s risk profile through a risk appetite report, and defines the actions to be carried out in case of potential deviations from the thresholds set.

Financial Risk Factors

Short- and medium-term financial risks are managed within the framework of policies approved by the Board of Directors, which establishes limits to different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations.

Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

a)	Credit Risk:

The Bank uses credit assessment and risk monitoring tools to allow its management on a prompt and controlled basis to control its level of exposure to potential risks and encourages a proper portfolio diversification, both in individual terms and by economic sector.

Strategically, the Bank has decided to deepen its customers’ knowledge expressed in a specific policy, which allows for providing credit assistance to customers according to their financing needs and based on their evaluated attributes, purposes and perspectives.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

The Bank’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests,” with specific duties concerning risk, credit, and commercial management for the several business areas.

This allows for an ongoing and efficient monitoring of the quality of assets, an early management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

The credit quality of Government Securities, Private Securities and Lebacs is shown as follows, while the credit quality of loans granted is detailed in Schedule B.

Rating	12.31.17
Government Securities (Excluding Lebacs)
Fair Value with Changes in Profit or Loss
AAA	6,071,393
AA+	682,798
AA-	65,282
A+	67,318
A3	189,143
BBB	748
BB-	873,328
B	10,315
B2	138,205
Baa1	135,962
Baa2	16,350
Baa3	1,200,500
Total	9,451,342
Private Securities
Fair Value with Changes in Profit or Loss
AAA	280,619
AA+	83,043
AA	578,985
AA-	369,607
Aa2	38,534
Aa3	9,034
A+	127,776
A	87,122
A1	14,532
A2	2,562
A-	37,745
BBB+	3,036
BBB	1,020
Baa1	10,775
B2	3,622
B-	20,122
Total	1,668,134

Impairment of Financial Instruments

The Group accounts for Loans according to the type of loan portfolio, by performing an individual analysis of each customer within the “Commercial Loan Portfolio” or “Consumer Comparable Loan Portfolio” and a massive analysis based on days in arrears for customers within the “Consumer Loan Portfolio.” The criteria followed by the Group in setting up allowances are detailed in Note 1.

Loans classified as uncollectible for 7 months are eliminated from the Group’s assets and are recognized in off-balance sheet items.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

The impact of allowances on net income (loss) as of the dates indicated below is detailed below:

	12.31.17	01.01.17

Allowances for Consumer Loan Portfolio	3,254,499	2,264,529
Allowances for Commercial Loan and Comparable Loan Portfolio	519,217	251,284
Total	3,773,716	2,515,813

According to the guidelines followed by the Group to set up allowances, loans to the financial sector and performing liabilities should not result in impairment losses.

b)	Market Risk:

Trading of and/or investment in government and private securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed in capital markets and the value of which vary pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is managed on a daily basis according to the approved strategy, the purpose of which is to keep the Bank present in the different derivatives, variable- and fixed-income markets, while obtaining the maximum possible return on trading, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines for the Bank, individually, the possible loss that could be generated by the positions in securities, derivative instruments and currencies under the following parameters.

99% Confidence Level: Holding period as per the depth of market at each time and estimated volatility based on the history of the last 252 sessions.

The following table shows a sensitivity analysis of income (loss) and shareholders’ equity to reasonable changes in the preceding exchange rates relative to the Group’s functional currency.

In 2017, the Group assigned a holding period to each instrument based on depth of market (previously, the time horizon was 10 sessions for the entire trading activities).

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

Currency	Balances as of 12.31.17
	Monetary Financial Assets	Monetary Financial Liabilities	Derivative Instruments	Net Position
U.S. Dollar	85,602	(81,386)	(2,814)	1,402
Euro	537	(141)	-	396
Canadian Dollar	20	(4)	-	16
Real	12	-	-	12
Swiss Franc	11	(6)	-	5
Others	22	-	-	22
Total	86,204	(81,537)	(2,814)	1,853

Currency	Balances as of 01.01.17
	Monetary Financial Assets	Monetary Financial Liabilities	Derivative Instruments	Net Position
U.S. Dollar	63,563	(65,305)	3,474	1,732
Euro	285	(119)	-	165
Canadian Dollar	12	(4)	-	9
Real	21	-	-	21
Swiss Franc	9	(2)	-	6
Others	28	(1)	-	27
Total	63,918	(65,431)	3,474	1,960

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

Currency		Balances as of 12.31.17		Balances as of 01.01.17
	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
U.S. Dollar	10%	140	1,542	173	1,905
	-10%	(140)	1,262	(173)	1,559
Euro	10%	40	436	17	182
	-10%	(40)	357	(17)	149
Canadian Dollar	10%	2	18	1	9
	-10%	(2)	14	(1)	8
Real	10%	1	14	2	23
	-10%	(1)	11	(2)	19
Swiss Franc	10%	-	5	1	7
	-10%	-	4	(1)	6
Others	10%	2	24	3	30
	-10%	(2)	20	(3)	24

c)    Interest Rate Risk

The Bank’s exposure to “interest rate risk,” as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the approved strategy. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the present value of the Bank’s shareholders’ equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (“interest rate risk”) and the contribution of the “price risk,” in its different expressions, in using up the capital.

The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

Assets and Liabilities at Variable	Term (in Days)					Total
Rate	Up to 30	30 to 90	90 to 180	180 to 365	Over 365
As of 01.01.17
Total Financial Assets	73,846,356	27,467,682	20,228,823	21,514,578	77,047,533	220,104,972
Total Financial Liabilities	110,337,918	19,156,631	6,111,272	3,302,279	69,101,557	208,009,657
Net Amount	(36,491,562)	8,311,051	14,117,551	18,212,299	7,945,976	12,095,315
As of 12.31.17
Total Financial Assets	117,479,410	33,891,057	27,115,814	29,825,596	100,217,105	308,528,982
Total Financial Liabilities	143,515,844	21,611,612	5,899,377	5,448,117	93,820,191	270,295,141
Net Amount	(26,036,434)	12,279,445	21,216,437	24,377,479	6,396,914	38,233,841

The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, taking into account the breakdown as of December 31, 2017. The percentage change budgeted by the Group for the 2017 fiscal year was determined considering 100 bps and changes that are considered reasonably possible on the basis on an observation of market conditions:

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in Pesos
Decrease in Interest Rate	-100 bps	17,862	+0.1%
Increase in Interest Rate	+100 bps	(17,862)	-0.1%

d)	Liquidity Risk

Daily liquidity is managed according to the set strategy, which seeks to keep adequate liquid resources to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring of a) liquidity as it relates to stock, for which a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of the Group’s different liabilities, and the liquid assets that make up such liquidity; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, the Bank has a policy that regulates the concentration of deposits among the main customers.

The table below shows an analysis of maturities of assets and liabilities, determined on the basis of the remaining period as of December 31, 2017, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total
Assets
Fair Value Debt Securities with Changes to Income	27,593,320	638,163	245,217	1,337,602	163,040	29,977,342
Derivative Instruments	497,299	-	-	-	-	497,299
Repo Transactions	9,894,218	-	-	-	-	9,894,218
Other Financial Assets	6,881,880	25,085	1,941	19,094	3,708	6,931,708
Loans and Other Financing Activities	67,907,606	68,695,134	34,585,090	46,897,259	5,231,050	223,316,139
Other Debt Securities	2,218,395	8,843	901	20,882	-	2,249,021
Financial Assets Pledged as Collateral	6,330,558	-	-	-	-	6,330,558
Liabilities
Deposits	182,095,623	16,506,727	4,274,906	82,491	9	202,959,756
Derivative Instruments	573,218	-	-	-	-	573,218
Repo Transactions	1,156,832	-	-	-	-	1,156,832
Other Financial Liabilities	31,437,463	7,849,672	92	-	-	39,287,227
Loans from the Argentine Central Bank and Other Financial Institutions	5,152,272	471,194	388,222	2,147,084	239,317	8,393,089
Notes Issued	562,883	1,762,474	915,472	14,422,262	-	17,663,091
Subordinated Notes	174,248	189,568	193,254	1,537,606	6,414,645	8,509,321

22.      CAPITAL MANAGEMENT

The	Group has the following goals concerning capital management:

-	Complying with the requirements set forth by the Argentine Central Bank in Communiqué “A” 6260, as amended;

-	Supporting the Bank’s operations to prevent potential situations that may endanger its operations.

The Bank’s senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

According to the guidelines set out by the Argentine Central Bank, financial institutions are required to maintain capital ratios to mitigate the associated risks. As of December 31, 2017, the Bank complied with the minimum capital requirement established by the Argentine Central Bank regulations.

Computable Regulatory Capital (“R.P.C.,” as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. The balances of such items as of December 31, 2017 were as follows:

12.31.17
Core Capital	22,581,424
Tier 1 Common Capital	26,244,839
(Deductible Items)	(3,663,415)
Additional Tier 1 Capital	-
Supplementary Capital	6,947,945
Tier 2 Capital	6,947,945
(Deductible Items)	-
Computable Regulatory Capital (R.P.C.)	29,529,369

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

The breakdown of the minimum capital requirement determined for the Group is shown below:

12.31.17
Credit Risk	17,263,077
Market Risk	1,126,159
Operational Risk	4,220,503
Minimum Capital Requirement	22,609,739
Paid-in	29,529,369
Excess	6,919,630

Financial Risks

Short- and medium-term financial risks are managed within the framework of policies approved by the Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

Cross Border Risk

The Group’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with the Bank’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

Transfer Risk

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for the Bank’s business and growth.

Exposure to the Non-financial Public Sector

With the purpose of regulating risk exposure with regard to the non-financial public sector, the Bank defined a policy which by design envisages risk exposure in the national, provincial and municipal jurisdictions, and set limits on direct and total assistance for each of those jurisdictions.

Operational and IT Risk

In line with best practices and the guidelines set out by the Argentine Central Bank, the Bank has a management framework in place that embraces policies, practices, procedures and structures for the appropriate management of this risk. Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or external events. It includes legal risk, but does not include strategic and reputational risks.

The Bank manages the operational and IT risks inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. IT risk is the business risk associated with the use, ownership, operation, involvement, influence and/or adoption of IT solutions at the Bank. To this end, business, IT and information security processes are reviewed. Finally, the Bank manages risks derived from subcontracted activities and from services rendered by providers.

Furthermore, before launching or introducing new products, activities, processes or systems, their associated risks are properly assessed.

This way, the Bank has the necessary structure and resources to be able to determine the operational and IT risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational and IT risk management in financial institutions and operational risk events databases.

An appropriate management of operational and IT risks also helps improve our customer service quality.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (“I.A.C.,” as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

Securitization Risk

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i.

Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancements granted; and

ii.	Credit risk due to the underlying exposures with regard to securitization.

Concentration Risk

Risk concentration has to do with the exposure or groups of exposures with similar characteristics, for instance when they belong to the same debtor, business, product or economic sector, with the possibility of generating:

i.

Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii.	A major change in the Bank’s risk profile.

Reputational Risk

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

Strategic Risk

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

Asset Laundering Risk

As regards the control and prevention of asset laundering and funding of terrorist activities, the Bank complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (“U.I.F.”), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, the Bank has control policies, procedures and structures that are applied using a “risk-based approach,” which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Management Division (“PLA,” as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

The Bank has appointed a director as compliance officer, pursuant to Resolution 121/11, as amended, handed down by the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE CONSOLIDATED CONDENSED INTERIM FINANCIAL

STATEMENTS AS OF DECEMBER 31, 2017

The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394, as amended, issued by the Argentine Central Bank, the Bank quarterly publishes in its website (http://www.bancogalicia.com.ar) a document entitled “Disciplina de Mercado,” where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen the Bank’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by the Bank through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the period ended June 30, 2018 amounted to $3,008,710. This income has been generated mainly as a consequence of the valuation of equity investments in the Company’s subsidiaries.

At the General Ordinary and Extraordinary Shareholders’ Meeting held on August 15, 2017, the shareholders decided to approve an increase the Company’s capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance, to be offered for public subscription in the country and/or abroad.

On September 26, 2017, once the offering term had elapsed, 109,999,996 new class “B” shares with a face value of $1 and one vote per share were placed, for a subscription price of US $5 (five U.S. Dollars) each.

On September 28, 2017, the capital increase from the primary subscription was fully paid for an aggregate amount of US $549,999.

On October 2, 2017, the international placement agents enforced their over-subscription rights, subscribing 16,500,004 ordinary class “B” shares with a face value of $1 and one vote per share, for a subscription price of US $5 (five U.S. Dollars) each. Payment of the aforementioned over-subscription was made on October 4, 2017, with the Company having received US $82,500. (See Note 16. to the financial statements).

In August 2017, the Company accepted the irrevocable offers to sell, accounting for 6% of Tarjetas Regionales S.A.’s issued and outstanding shares, for a total price of US $49,000.

The General Extraordinary Shareholders’ Meeting of the Company held on December 14, 2017, the shareholders approved the corporate reorganization process consisting of splitting a portion of the Bank’s shareholders’ equity made up of its shares held in Tarjetas Regionales S.A. representing 77% of its capital stock for its later inclusion in the Bank’s shareholders’ equity, effective as of January 1, 2018. The final spin-off/merger agreement was signed on January 23, 2018.

The Company, in its capacity as single shareholder and holder of 100% of the Bank’s capital stock, on December 27, 2017, paid the capital contribution with LEBAC (Argentine Central Bank’s bills), I17E8 security, for a face value of 10,168,285,119, which was valued at market price, based on the trading price of $0.98345 as of December 26, 2017 per M.A.E.’s session, totaling $10,000,000. The Argentine Central Bank, through Resolution No. 35 dated January 11, 2018, authorized the capital contribution.

The sale of shares of Compañía Financiera Argentina S.A. took place on February 2, 2018, establishing a total price of $30,771.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 authorized, pursuant to the rules and regulations in force, the allocation of retained income as of December 31, 2017, as follows:

- To Legal Reserve	$25,300
- To Cash Dividends	$1,200,000
- To Discretionary Reserve for Future Distributions of Profits	$7,104,168

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

Item	06.30.18	06.30.17
Assets
Cash and Bank Deposits	91,739,381	33,070,779
Fair Value Debt Securities with Changes to Income	31,228,796	24,111,196
Derivative Instruments	2,245,940	134,324
Repo Transactions	2,981,926	5,460,804
Other Financial Assets	7,708,829	3,937,352
Loans and Other Financing Activities	252,148,301	156,953,778
Other Debt Securities	8,359,998	2,066,793
Financial Assets Pledged as Collateral	11,192,348	3,878,913
Current Income Tax Assets	824,107	267,723
Investments in Equity Instruments	94,272	60,860
Investments in Subsidiaries, Associates and Joint Ventures	-	231,396
Property, Plant and Equipment and Intangible Assets	10,033,817	8,973,173
Intangible Assets	1,088,109	804,596
Deferred Income Tax Assets	658,515	602,595
Other Assets	4,106,698	2,942,297
Non-Current Assets Held for Sale	243,563	5,676,083
Total Assets	424,654,600	249,172,662
Liabilities
Deposits	261,096,075	156,423,462
Fair Value Liabilities with Changes to Income	1,835,989	-
Derivative Instruments	3,681,127	158,161
Repo Transactions	2,455,412	-
Other Financial Liabilities	39,369,751	25,964,133
Loans from the Argentine Central Bank and Other Financial Institutions	22,230,494	5,542,634
Notes Issued	25,293,606	13,969,457
Current Income Tax Liabilities	2,941,901	1,902,245
Subordinated Notes	7,444,181	4,260,594
Provisions	1,083,760	402,342
Deferred Income Tax Liabilities	198,228	957,779
Other Liabilities	9,069,312	11,578,554
Total Liabilities	376,699,836	221,159,361
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	46,337,057	26,428,421
Shareholders’ Equity Attributable to Non-controlling Interests	1,617,707	1,584,880
Total Shareholders’ Equity	47,954,764	28,013,301

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	06.30.18	06.30.17
Net Income from Interest	12,917,653	8,920,447
Net Commission Income	8,297,932	6,667,903
Other Financial Income	5,216,647	2,884,650
Other Operating Income	3,437,207	2,217,935
Underwriting Income	1,252,911	1,125,279
Loan Loss Provisions	(4,011,941)	(2,320,367)
Net Operating Income	27,110,409	19,495,847
Employee Benefits	(6,320,037)	(5,053,043)
Administrative Expenses	(6,329,266)	(4,624,178)
Depreciation and Impairment of Assets	(537,391)	(502,797)
Other Operating Expenses	(5,380,980)	(3,575,074)
Operating Income	8,542,735	5,740,755
Income for Associates and Joint Ventures	-	140,526
Income before Taxes from Continuing Activities	8,542,735	5,881,281
Income Tax from Continuing Activities	(2,548,568)	(1,765,061)
Net Income from Continuing Activities	5,994,167	4,116,220
Income (Loss) from Discontinued Operations	74,774	-
Income Tax from Discontinued Activities	(22,882)	(185,362)
Net Income for the Period	6,046,059	3,930,858
Other Comprehensive Income	2,485	(182,693)
Total Comprehensive Income, Net	6,048,544	3,748,165
Net Income for the Period Attributable to the Controlling Company’s Shareholders	5,789,290	3,472,704
Net Income for the Period Attributable to Non-controlling Interests	259,254	275,461

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	06.30.18	06.30.17
Total Operating Activities Cash Flow	(7,486,693)	(23,245,648)
Total Investment Activities Cash Flow	(707,135)	(795,164)
Total Financing Activities Cash Flow	17,708,431	(338,711)
Effect of Changes in the Exchange Rate	15,970,177	1,564,741
Total Funds Provided/(Used)	25,484,780	(22,814,782)

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from the Bank, the individual liquidity ratio for the Bank is detailed as follows:

	06.30.18	06.30.17
Liquid Assets(*) as a Percentage of Transactional Deposits	73.96	59.88
Liquid Assets(*) as a Percentage of Total Deposits	48.16	38.31

(*) Liquid Assets include cash and bank deposits, government securities, call money, overnight placements, repo transactions and special guarantee accounts.

SOLVENCY

	06.30.18	06.30.17
Solvency	12.73	12.67

CAPITAL ASSETS

	06.30.18	06.30.17
Capital Assets(*)	2.62	4.02

(*) Investments in Subsidiaries, Associates and Joint Ventures plus Property, Plant and Equipment plus Intangible Assets over Total Assets

PROFITABILITY

	06.30.18	06.30.17
Return on Average Assets(*)	3.25	3.87
Return on Average Shareholders’ Equity(*)	25.12	40.85

(*) Annualized.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country.

As a universal bank with a variety of distribution channels, the Bank offers a full spectrum of financial services to customers, both individual and corporate. The Bank also operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 308 branches.

In comparing the consolidated results of operations for the first quarter of 2018 to the same period the previous year, consideration should be given to the fact that the Company and the Bank entered into a spin-off/merger agreement, pursuant to which the Bank split from its shareholders’ equity its 77% interest in Tarjetas Regionales S.A. for its later inclusion in the Company’s shareholders’ equity, effective as of January 1, 2018. Accordingly, the income statement as of June 30, 2017 unconsolidated with Tarjetas Regionales S.A. was also included for increased consistency in analyzing the changes.

During the first half of 2018, the Bank recorded net income in the amount of $3,924,386, $570,629 higher than that recorded during the first half of the previous fiscal year, representing a 17% increase. The increase in income as compared to the first half of 2017 mainly resulted from an increase of $5,751,835 in net operating income (net income from interest plus net commission income, plus other financial income, plus other operating income, less loan loss provisions). This increase was mainly offset by increases in: i) employee benefits and administrative expenses in the amount of $2,007,045, and ii) other operating expenses in the amount of $1,625,251. Net operating income for the 2018 fiscal year amounted to $18,250,013, a 46.7% increase as compared to the $12,528,502 recorded in the previous fiscal year. This increase in net operating income was due to an increase in net income from: i) net income from interest (amounting to $8,712,612, or 47.5%), as a result of the increase in the volumes traded during the period, in addition to an increase in the financial margin; ii) net commission income (amounting to $4,579,244, or 26.0%), which was mostly due to increases in commissions on credit cards and deposit accounts. Administrative expenses totaled $8,104,953, representing a 32.9% increase. Loan loss provisions amounted to $2,424,498, a 96.1% increase from those recorded in the previous fiscal year, mainly as a result of the increase in arrears related to the individuals’ portfolio and higher regulatory charges on the regular portfolio as a result of the increase in the volume of receivables.

Total loans to the private sector amounted to $245,231,694, representing a 66.5% increase during the last twelve months, and total deposits reached $261,270,386, growing 66.8% as compared to the same period of the previous fiscal year. As of June 30, 2018, the Bank’s estimated share in loans to the private sector was 10.01%, while its estimated share in deposits from the private sector was 8.17%, compared to 9.88% and 7.61%, respectively, for the same period of the previous fiscal year.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in Sudamericana Holding S.A. is 87.50%. The Bank has holds the remaining 12.50%.

This investment represents another step forward in the Company’s plan to consolidate its leadership as a financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $887,964 during the period commenced on January 1, 2018 and ended on June 30, 2018. As of June 30, 2018, these companies had approximately 3 million policies/certificates in their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase sales.

As a result of this effort, the premium volume for the first quarter of 2018 exceeded that for the same period of the previous year by 14.30%.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are the Company, which holds an 87.5% equity investment, and the Bank, which holds a 12.5% interest.

Galicia Warrants S.A. has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán, through which it carries out its transactions in the warrants market as well as other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, Galicia Warrants S.A. set as a policy to spread the quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus is the improvement to Merchandise Storage and Custody, and Marketing processes.

As of June 30, 2018, deposit certificates and warrants issued amounted to $1,069,899, which pertains to merchandise under custody located in different productive regions throughout the country, whereas income from services amounted to $19,971.

Galicia Warrants S.A. continues to operate with the purpose of rendering the best quality and most reliable service for its customers that is best tailored to meet their needs.

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of its shares, and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by the Bank, in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers).

The mutual funds invest in a variety of assets, depending on their investment goals (such as government and private securities, equity or time deposits, and others).

During the first quarter of 2018, FIMA funds increased by 34.9%, when compared to the fiscal year ended December 31, 2017. On March 28, 2018, the volume of funds managed reached $91,724 million, representing a 13.3% market share (that is, a quarterly increase of 90 basis points in market share).

The outlook for fiscal year 2018 is that mutual funds and the business related thereto will continue growing within the framework of the new Productive Financing Law and its implementing regulations.

TARJETAS REGIONALES S.A.

Tarjetas Regionales S.A. was incorporated as a corporation (“sociedad anónima”) on September 23, 1997. It is engaged in financial and investment activities, and its core business is maintaining (holding) investments in issuers of non-banking credit cards and companies that deliver supplementary services to such activity.

In 2017, Tarjetas Regionales S.A. continued consolidating their leading position in the Argentine credit card market. As per official surveys and private market research, Tarjetas Regionales S.A. has a privileged market position, as it is the main credit card issuer at the national level and the leading brand in the Argentine provinces.

As of June 30, 2018, Tarjetas Regionales S.A. posted a profit of $842 million, accounting for a 22% increase compared to the same quarter of the previous fiscal year. Net operating income for the quarter amounted to $3,596 million, accounting for a 25% increase in comparison to 2017, while net income from interest and other operating income rose by 35% and 24%, respectively. The loan loss provisions for the quarter amounted to $659 million, 29% higher than the $509 million recorded in the same quarter of the previous fiscal year.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2018

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

OUTLOOK

During the second quarter of 2018, two major factors affected international markets: i) the commercial tension between the US and its main partners (China, European Union, Canada and Mexico) and ii) the monetary policy of the main central banks around the world and, in particular, the increase by the U.S. Federal Reserve of the reference rate by 25 basis points (“b.p.”), resulting in a reference rate of 1.75 - 2.00%—a situation that was discounted by the market.

In this environment, Argentina has already covered more than 80% of its financing needs for the current year. From the foreign exchange standpoint, such flows were mainly derived from financial issuances. In addition, monetary policy recovered in part, mainly through interest rate levels and monetary regulations. In this regard, we expect to maintain certain contractionary policy trends until there is a disinflation path aligned with the Argentine Central Bank’s goals. As regards tax matters, we expect to achieved our goals set for 2018 again.

In the short term, as a result of a drought that affected agricultural production, coupled with volatility in the exchange rate and an acceleration in inflation, a moderate contraction in activity levels is expected. A slight recovery is expected in 2019, propped up by increases in exports and investment.

Within this context, the Group will continue to pursue its goal of strengthening its leading position within the market. The Group’s main focus will continue to be on the quality of products and services provided to current and future customers, and the continuing improvement of operational efficiency as a key factor in generating value for customers and shareholders.

Autonomous City of Buenos Aires, August 16, 2018.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM BALANCE SHEET

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	06.30.18	12.31.17	01.01.17
Assets
Cash and Bank Deposits		5,331	3,688	3,044
Cash		19	19	20
Financial Institutions and Correspondents		5,312	3,669	3,024
Other Local and Foreign Financial Institutions		5,312	3,669	3,024
Fair Value Debt Securities with Changes to Income (Schedule A)	4	346,290	1,565,669	138,073
Derivative Instruments		-	11,638	-
Other Financial Assets	4	817	74,367	27,732
Loans and Other Financing Activities		22,512	19,713	2,853
To the Non-Financial Private Sector and Residents Abroad		22,512	19,713	2,853
Current Income Tax Assets		6,247	8,076	2,518
Investments in Subsidiaries, Associates and Joint Ventures	5	46,397,605	40,479,421	23,354,079
Property, Plant and Equipment (Schedule F)		1,707	1,827	-
Deferred Income Tax Assets	8	7,895	-	-
Other Non-Financial Assets	7	877	1,793	27,912
Non-Current Assets Held for Sale	7	-	28,965	36,465
Total Assets		46,789,281	42,195,157	23,592,676
Liabilities
Notes Issued		-	-	360,692
Current Income Tax Liabilities	8	25,319	14,941	-
Deferred Income Tax Liabilities	8	-	1,176	-
Other Non-Financial Liabilities		7,598	11,966	36,267
Total Liabilities		32,917	28,083	396,959
Shareholders’ Equity
Capital Stock	6	1,426,765	1,426,765	1,300,265
Non-Capitalized Contributions		10,951,132	10,951,132	219,596
Capital Adjustments		278,131	278,131	278,131
Profit Reserves		25,444,177	18,314,708	12,536,831
Retained Income		2,849,590	2,558,835	-
Other Accumulated Comprehensive Income		19,764	17,279	284,182
Net Income for the Period/Year		5,786,805	8,620,224	8,576,712
Total Shareholders’ Equity		46,756,364	42,167,074	23,195,717

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	Three months as of 06.30.18	Three months as of 06.30.17	06.30.18	06.30.17
Interest Income	9	58	3	162	6
Interest Expense	9	-	(17,824)	-	(35,616)
Net Income from Interest		58	(17,821)	162	(35,610)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	9	44,890	4,820	92,370	14,392
Income from Derecognition of Assets Measured at Amortized Cost		-	-	-	-
Exchange Rate Differences on Gold and Foreign Currency	9	7,181	108	31,061	85
Other Operating Income		-	2	6	14
Loan Loss Provisions		-	-	-	(121)
Net Operating Income		52,129	(12,891)	123,599	(21,240)
Employee Benefits	9	(1,034)	(743)	(1,954)	(26,323)
Administrative Expenses	9	(46,093)	(18,772)	(73,879)	(28,732)
Depreciation and Impairment of Assets	9	(60)	(17)	(120)	(17)
Other Operating Expenses	9	(110)	(7)	(481)	(62)
Operating Income (Loss)		4,832	(32,430)	47,165	(76,374)
Income for Associates and Joint Ventures		2,781,152	2,260,641	5,756,510	3,731,771
Income before Taxes from Continuing Activities		2,785,984	2,228,211	5,803,675	3,655,397
Income Tax from Continuing Activities		(4,348)	-	(17,685)	-
Net Income from Continuing Activities		2,781,636	2,228,211	5,785,990	3,655,397
Income from Discontinued Operations		-	-	1,804	-
Income Tax from Discontinued Activities		-	-	(989)	-
Net Income for the Period		2,781,636	2,228,211	5,786,805	3,655,397

			Notes	06.30.18	06.30.17
Earnings per Share
Net Earnings Attributable to the Controlling Company’s Shareholders				5,786,805	3,655,397
Plus: Dilutive Effects of Potential Ordinary Shares				-	-
Net Earnings Attributable to the Controlling Company’s Shareholders Adjusted for Dilution				5,786,805	3,655,397
Weighted-Average of Ordinary Shares Outstanding for the Period
Plus: Weighted-Average of Dilutive Additional Ordinary Shares				-	-
Weighted-Average of Ordinary Shares Outstanding for the Period Adjusted for Dilution				1,426,765	1,300,265
Basic Earnings per Share				4.06	2.81
Diluted Earnings per Share				4.06	2.81

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	Three month Period as of 06.30.18	Three month Period as of 06.30.17	06.30.18	06.30.17
Net Income for the Period		2,781,636	2,228,211	5,786,805	3,655,397
Items of Other Comprehensive Income that will be Reclassified to Profit or Loss for the Period
Income (Loss) for the Period attributable to Share of Profit or Loss in OCI of Subsidiaries		16,910	(186,220)	2,485	(182,693)
Total Other Comprehensive Income that will be Reclassified to Profit or Loss for the Period		16,910	(186,220)	2,485	(182,693)
Total Other Comprehensive Income (Loss)		16,910	(186,220)	2,485	(182,693)
Total Comprehensive Income (Loss)		2,798,546	2,041,991	5,789,290	3,472,704

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Note	Capital Stock	Non-capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income (Loss)	Profit Reserves		Retained Income		Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Others	Legal Reserve	Others	I.F.R.S. Adjustment	Income
Balances as of 12.31.17 According to the Prior Accounting Framework		1,426,765	10,951,132	278,131	-	315,679	17,999,029	-	8,329,469	39,300,205
Adjustment to IFRS-based Accounting Framework		-	-	-	17,279	-	-	2,558,835	290,755	2,866,869
Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	315,679	17,999,029	2,558,835	8,620,224	42,167,074
Total Comprehensive Income for the Period		-	-	-	2,485	-	-	-	5,786,805	5,789,290
Net Income for the Period		-	-	-	-	-	-	-	5,786,805	5,786,805
Other Comprehensive Income for the Period		-	-	-	2,485	-	-	-	-	2,485
Distribution of Profits Approved by the Shareholders’ Meeting held on April 24, 2018
- Cash Dividends		-	-	-	-	25,300	-	-	(25,300)	-
- Legal Reserve		-	-	-	-	-	-	-	(1,200,000)	(1,200,000)
- Other Reserves		-	-	-	-	-	7,104,169	-	(7,104,169)	-
Balances as of 06.30.18		1,426,765	10,951,132	278,131	19,764	340,979	25,103,198	2,558,835	6,077,560	46,756,364

Balances as of 01.01.17 According to the Prior Accounting Framework		1,300,265	219,596	278,131	-	315,679	12,221,152	-	6,017,877	20,352,700
Adjustments		-	-	-	284,182	-	-	2,558,835	-	2,843,017
Adjusted Balances as of 01.01.17		1,300,265	219,596	278,131	284,182	315,679	12,221,152	2,558,835	6,017,877	23,195,717
Total Comprehensive Income for the Period		-	-	-	(182,693)				3,655,397	3,472,704
Net Income for the Period		-	-	-	-				3,655,397	3,655,397
Other Comprehensive Income for the Period		-	-	-	(182,693)	-	-	-	-	(182,693)
Distribution of Profits Approved by the Shareholders’ Meeting held on April 25, 2017
- Cash Dividends		-	-	-	-	-	-	-	(240,000)	(240,000)
- Other Reserves		-	-	-	-	-	5,777,877	-	(5,777,877)	-
Balances as of 06.30.17		1,300,265	219,596	278,131	101,489	315,679	17,999,029	2,558,835	3,655,397	26,428,421

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Notes	06.30.18	06.30.17
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Period before Income Tax		5,803,675	3,655,397
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(162)	(6)
Interest Expense		-	35,616
Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income		(92,370)	(14,392)
Depreciation and Impairment of Assets		120	17
Loan Loss Provisions		-	121
Other Comprehensive Income (Loss) from Associates and Joint Ventures		(2,485)	182,693
Income (Loss) for Associates and Joint Ventures		(5,756,510)	(3,731,771)
Net Increases/(Decreases) from Operating Assets:
Fair Value Debt Securities with Changes to Income		98,923	-
Derivative Instruments		(13,108)	-
Other Financial Assets		6,555	15,237
Investments in Associates and Joint Ventures		4,646	(194,833)
Deferred Income Tax Assets		-	518
Other Operating Assets		24,724	37,508
Net Increases/(Decreases) from Operating Liabilities:
Current Income Tax Liabilities		(13,596)	-
Deferred Income Tax Liabilities		9,071	-
Other Operating Liabilities		4,370	(26,341)
Income Tax Payments		(3,218)	-
TOTAL OPERATING ACTIVITIES (A)		70,635	(40,236)
INVESTMENT ACTIVITIES CASH FLOWS
Payments:
Acquisition of Interests in Associates and Joint Ventures		(924,140)	(906)
Collections:
Disposal of Interests in Associates and Joint Ventures		28,967	4,121
Winding-Up of Associates		248	-
Collection of Dividends		766,864	187,008
TOTAL INVESTMENT ACTIVITIES (B)		(128,061)	190,223
FINANCING ACTIVITIES CASH FLOWS
Payments:
Dividends		(1,200,000)	(240,000)
Unsubordinated Notes		-	(116,179)
Collections:
Loans from Local Financial Institutions		-	49,297
TOTAL FINANCING ACTIVITIES (C)		(1,200,000)	(306,882)
EFFECT OF CHANGES IN EXCHANGE RATE (D)		(31,061)	(85)
INCREASE/(DECREASE) IN CASH, NET (A+B+C+D)		(1,288,487)	(156,980)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,663,437	162,825
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		374,950	5,845

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”). The Bank is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These separate condensed interim financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 570 dated August 16, 2018.

1.1.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the National Securities Commission (“C.N.V.”) regulations, it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	the Company’s corporate purpose is exclusively related to financial and investment activities;

-

the equity investments in the Bank and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements laid down by the Argentine Central Bank (Communiqué “A” 2989, as supplemented), account for 94.76% of the Company’s assets and are the Company’s main asset;

-	89.65% of the Company’s income is derived from its share of profit in the entities referred to in the preceding paragraph; and

-	the Company has a 100% equity interest in the Bank and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, set forth a convergence plan towards the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), addressed to entities under the Argentine Central Bank’s supervision, effective for fiscal years commenced January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments,” which has been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on “Impairment of Financial Assets.”

Entities are also required to prepare their opening financial statements since January 1, 2017, which will serve as a comparative basis to the financial statements commencing on January 1, 2018, with the interim financial statements as of March 31, 2018 being the first interim financial statements in being prepared under these standards.

The Company’s separate condensed interim financial statements for the six month period then ended have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards.” The separate condensed interim financial statements have been prepared in accordance with the criteria the Company expects to adopt in preparing its annual consolidated financial statements as of December 31, 2018.

Comparative figures and figures as of the transition date (January 1, 2017) have been modified to reflect the adjustments to the aforementioned accounting framework.

Note 3 presents a reconciliation of the figures disclosed in the balance sheet, income statement, and statement of other comprehensive income comprising the consolidated condensed interim financial statements issued under the previous accounting framework to the figures disclosed according to the IFRS-based accounting framework in these separate condensed interim financial statements, as well as the effects of adjustments to cash flows as of the transition date (January 1, 2017), as of the adoption date (December 31, 2017) and as of the end of the comparative period (June 30, 2017).

These separate condensed interim financial statements should be read together with the Company’s annual financial statements as of December 31, 2017, prepared in accordance with the accounting framework set out by the Argentine Central Bank. Furthermore, the Note entitled “Additional Information as of December 31, 2017 for the Separate Condensed Interim Financial Statements,” included in these financial statements contains certain information under the IFRS-based accounting framework which is required to understand the consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

It has been concluded that these separate condensed interim financial statements fairly present the Group’s financial position, financial performance and cash flows.

1.2.	BASIS FOR PREPARATION

These separate condensed interim financial statements have been prepared in accordance with the accounting framework set forth by the Argentine Central Bank described in Note 2.

In preparing these separate condensed interim financial statements, the Group is required to make estimates and assessments affecting the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these separate condensed interim financial statements, as well as the reported amounts of income and expenses.

(a)	Going Concern

As of the date of these separate condensed interim financial statements, there are no uncertainties as to developments or circumstances that may call into question the likelihood that the Company will continue operating normally as a going concern.

(b)	Measurement Unit

The Group’s consolidated condensed interim financial statements reflect the effects of the changes in the purchasing power of the currency until February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank, and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A”), which established the discontinuation of the recognition of the changes in the purchasing power of the currency effective October 1, 2003.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in terms of the current measurement unit as of the reporting period-end, regardless of whether they are based on the historical cost or current cost method.

In order to conclude on whether an economy is classified as hyperinflationary under the provisions of IAS 29, the standard details a series of factors to be considered, among which the existence of a three-year cumulative inflation rate near or exceeding 100% is included. In July 2018, the Argentine Federation of Professional Councils in Economic Sciences issued a communiqué stating that companies reporting under IFRS may apply the adjustment for inflation for the accounting periods ending as from July 1, 2018.

As of the date of these financial statements, the Company’s regulatory agencies have not yet made a decision in this respect. Consequently, the financial information restatement criteria set out in IAS 29 had not been applied as of June 30, 2018. Application of this criteria implies recognizing the effects of inflation on the entity’s shareholders’ equity and results of operations, stating them in constant currency as of the measurement date. Therefore, they would significantly differ from the amounts currently reported.

Certain definitions by professional and regulatory agencies, such as applicable indexes to be used (i.e. Wholesale Domestic Price Index (“IPIM”) and Consumer Price Index (“IPC”)), should be applied and their first application is required to determine the effects of inflation. Such determinations are pending as of the date of issuance of these financial statements.

As stated above, the cumulative inflation rates over the last few years and certain macroeconomic variables affecting the Company’s business, such as labor costs and prices for supplies, should be considered when reading and analyzing these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

(c)	Changes in Accounting Criteria/New Accounting Standards

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

Below is a detail of the new standards, changes and interpretations which have been published but have not yet been effectuated for the fiscal years commencing on January 1, 2018, and which have not been previously adopted.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 1,6 “Leases,” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers on the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the lease future payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessees is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for the fiscal years commencing on or after January 1, 2019. The Group is assessing the impact the adoption of such standard will have on its financial statements.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17, “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for the fiscal years commencing on or after November 1, 2021. The Group is assessing the potential impact this standard will have on its financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12, “Income Tax,” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 17 and entities will be required to apply it for the fiscal years commencing on or after January 1, 2019.

To date, there are no other IFRS or IFRIC interpretations which have not yet come into force and which are expected to have a material impact on the Group.

1.3.	SUBSIDIARIES

Subsidiaries are all such entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights in, variable returns by reason of its involvement with the investee, and has the ability to use its power to direct the entity’s operating and financial policies to affect such returns. Subsidiaries are consolidated as from the time on which control is transferred to the Company, and are excluded from consolidation on the date such control ceases.

Associates are entities over which the Company has significant influence, that is, the power to interfere with the decisions made as to the investee’s financial and operating policies, without exerting control.

Pursuant to IAS 27 and IAS 28, entities are required to recognize investments in subsidiaries and associates in their separate financial statements according to the “equity method.”

When using the equity method, investments are initially recognized at cost and such amount is increased or reduced to recognize the investor’s share of profit or loss of the investee, subsequent to the acquisition or incorporation date. In addition, identifiable net assets and contingent liabilities acquired in the initial investment in a subsidiary and/or associate are originally recognized at fair value as of the investment date. Where applicable, the value of equity interests in subsidiaries and associates includes the goodwill recognized as of such date. When the Group’s share of loss is equal to or higher than the value of the interest in such entities, the Company does not recognize additional losses, except when it has legal or assumed obligations of providing funds or making payments against them.

The share of profit (loss) of subsidiaries and associates is recognized in “Income (Loss) for Associates and Joint Ventures” in the separate condensed interim income statement. The share of profit (loss) of subsidiaries and associates is recognized in “Equity Interests in Associates and Joint Ventures Accounted for under the Equity Method,” in the separate condensed interim statement of other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

As of each reporting date, the Company determines whether objective evidence exists indicating that an investment in a subsidiary or associate is not recoverable. In that case, it quantifies the impairment as the difference between the recoverable value of such investment and its carrying amount, and recognizes the resulting amount in “Income (Loss) for Associates and Joint Ventures,” in the separate condensed interim income statement.

1.4.	FOREIGN CURRENCY TRANSLATION

(a)	Functional Currency and Reporting Currency

The figures disclosed in the separate condensed interim financial statements for each of the Group’s entities are stated in their functional currency, that is, the currency of the main economic environment in which they operate. The separate condensed interim financial statements are stated in Argentine Peso, which is the Company’s functional and reporting currency.

(b)	Transactions and Balances

Transactions in foreign currency are translated to functional currency at the exchange rates prevailing on the transaction or valuation dates when items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities to foreign currency at the exchange rates prevailing at closing are recognized in the income statement under “Exchange Rate Differences on Gold and Foreign Currency,” except when deferred in equity as in the case of qualifying cash flow hedges, where applicable.

Assets and liabilities in foreign currency are measured at the reference exchange rate of the U.S. dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

As of June 30, 2018, December 31, 2017, June 30, 2017 and January 1, 2017, balances in U.S. Dollars were converted applying the reference exchange rate ($28.8617, $18.7742, $16.5985 and $15.8502, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using swap rates reported by the Argentine Central Bank.

1.5.	CASH AND BANK DEPOSITS

The item “Cash and Bank Deposits” includes cash available, unrestricted deposits held in banks, cash equivalents and other short-term highly-liquid investments with original maturity within three months or less.

The assets disclosed under cash and cash equivalents are accounted for at amortized cost which approximates its fair value.

1.6.	FINANCIAL INSTRUMENTS

1.6.1.	Initial Recognition

The Company recognizes a financial asset or liability in its separate condensed interim financial statements, as the case may be, when it becomes a party to the financial instrument contract. Purchases and sales are recognized on the trading date on which the Company buys or sells these instruments.

Upon initial recognition, the Company measures financial assets and liabilities at fair value, more or less, and in the case of instruments that are not recognized at fair value with changes in profit or loss, with the transaction costs directly attributable to the acquisition, such as fees and commissions.

When the fair value differs from the acquisition cost at the time of initial recognition, the Company recognizes the difference as follows:

-

When the fair value is consistent with the financial asset or liability market value, or is based on a valuation method relying on market values only, the difference is recognized as profit or loss, as the case may be.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

a. Financial Assets

Debt Instruments

The Company classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and private securities, and bonds.

Classification

As set out in IFRS 9, the Company classifies financial assets as subsequently measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes in profit or loss, on the basis of:

-	the business model to manage financial assets; and

-	the characteristics of contractual cash flows of the financial asset.

Business Model

The business model is the manner in which the Company manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Company maintains instruments for cash generation.

The Group may follow several business models, whose objective is:

-	holding instruments until maturity;

-	holding instruments in portfolio to collect cash flows and, in turn, sell them if deemed convenient; or

-	holding instruments for trading.

The business model does not depend on the intended purpose of an individual instrument. Accordingly, this condition is not an approach for classification of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

The Company only reclassifies an instrument if and when the business model for managing financial assets has changed. The Company’s business model has not experienced changes during the period.

Characteristics of Cash Flows

The Company assesses whether the return on cash flows from the aggregated instruments does not substantially differ from the contribution it would receive as interest only; otherwise, such instruments should be measured at fair value with changes in profit or loss.

Based on the aforementioned, financial assets are classified into three categories:

(i)	Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)	the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated applying the effective rate method), net of impairment losses, if any.

(ii)	Financial assets at fair value with changes in other comprehensive income:

Financial assets are measured at fair value with changes in other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(b)	the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

These instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs, and are subsequently measured at fair value with changes in other comprehensive income. The gains and losses arising from the changes in fair value are included in other comprehensive income under a separate component of equity. Losses or impairment reversals, interest income, and exchange gains and losses are charged to income. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from equity to the income statement.

(ii)	Financial assets at fair value with changes in profit or loss:

Financial assets at fair value with changes in profit or loss include:

-	instruments held for trading;

-	instruments specifically designated at fair value with changes in profit or loss; and

-	instruments whose contractual terms do not represent cash flows but rather principal or interest payments only on outstanding principal amount.

These financial instruments are initially recognized at fair value and the gains or losses derived from them are charged to the income statement as realized.

The Company classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed jointly and for which there is evidence of short-term profits, or if it is a derivative which does not qualify as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

b.         Financial Liabilities

Classification

The Company classifies its financial liabilities at amortized cost using the effective rate method, except for:

-	Financial liabilities measured at fair value with changes in profit or loss, including derivative instruments.

-	Liabilities resulting from the transfer of financial assets that do not meet the derecognition requirements.

-	Financial guarantee contracts.

-	Loan commitments at lower than market rates.

Financial liabilities measured at fair value with changes in profit or loss: The Company may, upon initial recognition, avail itself of the irrevocable option to designate a liability at fair value with changes in profit or loss, if and only if exercising such option results in a better measurement of financial information because:

-	the Company eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise be revealed in valuation;

-	if financial assets and liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

-	if a host contract contains one or more embedded derivatives and the Company has opted for designating the entire contract at fair value with changes in profit or loss.

Financial guarantee contracts: Financial guarantee contracts require that the issuer make specified payments to reimburse the holder for the loss it may incur if a specific debtor fails to make payment when due under the original or modified terms of a debt instrument.

Financial guarantee contracts and loan commitments at lower than market rates are initially measured at fair value and then remeasured at the higher value resulting from a comparison between the commission pending accrual at year-end and the applicable allowance for impairment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.6.2.        Derecognition of Financial Instruments

a. Financial Assets

A financial asset or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have been extinguished; or (ii) the Company has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay right away all cash flows received to a third party under a pass-through agreement; and substantially all risks and rewards inherent to the asset have been transferred or, if substantially all risks and rewards inherent to the asset have not been transferred or retained, when control over such asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred or a pass-through agreement has been entered into, the entity will assess whether or not, and to which extent, it has retained the risks and rewards inherent to ownership of an asset. If an entity has neither transferred nor retained substantially all risks and rewards inherent to ownership of an asset, nor has it transferred control over such asset, then it will continue recognizing such asset in its financial statements to the extent of its continuing involvement with the same.

In this case, the entity will also recognize the related liability. The transferred asset and the related liability are measured in such a manner as to reflect the rights and obligations the Company has retained.

When continuing involvement takes the form of collateral over the transferred asset, it is measured at the lower of (i) the original carrying amount, and (ii) the maximum amount of the consideration received the entity could be required to repay.

b. Financial Liabilities

A financial liability is derecognized when the payment obligation ends, is canceled or expires. When an existing financial liability is exchanged for another with the same borrower under substantially different terms, or the prevailing terms are substantially modified, such exchange or modification will be treated as a derecognition of the original liability, and a new liability will be recognized. The difference between the carrying amount of the initial financial liability and the consideration paid is recognized in the consolidated income statement.

1.7.        PROPERTY, PLANT AND EQUIPMENT

Assets are measured at acquisition or construction cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes expenses directly attributable to the acquisition or construction of these items.

Subsequent costs are included in the value of the asset and are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Company and its cost can be measured reliably. When improvements are introduced to the asset, the carrying amount of the asset being replaced is derecognized, and the new asset is depreciated over its remaining useful life.

Repair and maintenance expenses are recognized in the consolidated income statement for the period/year in which they were incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. If an asset is comprised by significant components with varying useful lives, such components will be recognized and depreciated as separate items.

Property, plant and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, as of each year-end or when indicators of impairment exist.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property, plant and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset, and are recognized in the consolidated statement of comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.8.        ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Discontinued Operations

A discontinued operation is a Company’s component that either has been disposed of, or classified as held for sale, and meets any of the following conditions:

-	represents either a separate major line of business or a geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is an independent entity exclusively acquired for resale.

Any gain or loss on the remeasurement of an asset (or disposal group) classified as held for sale which does not meet the requirements to be classified as a discontinued operation will be recognized in income from continuing operations.

1.9.        IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with indefinite useful life are not amortized, but are rather tested for impairment on an annual basis. Unlike the preceding assumption, amortizable assets are tested for impairment when events or circumstances occur indicating that their carrying amounts may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount of an asset exceeds its recoverable value. The recoverable value of an asset is the higher of the net proceeds that would be derived from its disposal or its value in use. For purposes of the impairment test, assets are grouped at the lowest level for which identifiable cash flows are generated (cash-generating units or CGU). The carrying amount of non-financial assets, other than goodwill, which have experienced impairment is reviewed at each reporting date to check for potential impairment reversal.

1.10.        OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the consolidated balance sheet only to the extent the entity currently has a legally enforceable set-off right, and intends to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.11.        OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.12.        CAPITAL STOCK AND CAPITAL ADJUSTMENTS

Shareholders’ equity accounts are stated in a currency which does not reflect the changes in the price index since February 2003, except for the item “Capital Stock,” which is carried at face value. The restatement adjustment is included in “Adjustments to Shareholders’ Equity.”

Ordinary shares are recognized in shareholders’ equity and carried at face value. When any company comprising the Group buys shares of the Company’s capital stock (treasury stock), the payment made, including any cost directly attributable to the transaction (net of taxes), is deducted from shareholders’ equity until the shares are either canceled or disposed of.

1.13.        PROFIT RESERVES

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the fiscal year to the Legal Reserve until 20% of the capital stock is reached.

1.14.        DISTRIBUTION OF DIVIDENDS

The distribution of dividends to the Company’s shareholders is recognized as a liability in the separate financial statements for the fiscal year in which dividends are approved by the shareholders.

1.15.        REVENUE RECOGNITION

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective rate method, pursuant to which all gains and losses which are an integral part of the transaction effective rate are deferred.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Income included in the effective rate includes revenues or expenses related to the creation or acquisition of the financial asset or liability.

1.16.        INCOME TAX AND MINIMUM PRESUMED INCOME TAX

1.16.1.     Income Tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated income statement, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the balance sheet date in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation. Additionally, when required, the Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is determined, in its entirety, by applying the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. The deferred tax is determined using tax rates (and laws) enacted as of the balance sheet date and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.

The Company recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i) the Company controls the timing on which temporary differences will be reversed;

(ii) such temporary differences are not likely to be reversed in the foreseeable future.

The balances of deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority, where tax balances are intended to be, and may be, settled on a net basis.

1.16.2.         Minimum Presumed Income Tax

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at each fiscal year-end. This tax is supplementary to income tax. The Company’s tax liability is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The minimum presumed income tax credit disclosed under “Other Non-current Receivables” is the portion expected to be offset against the income tax in excess of minimum presumed income tax to be generated in the following ten fiscal years.

1.17.         EARNINGS PER SHARE

Basic earnings per share are calculated as income for the year attributable to the Company’s ordinary shareholders, excluding the after-tax effect of benefits attached to preferred shares, if any, divided by average ordinary shares outstanding.

Diluted earnings per share are calculated by adjusting income for the year attributable to shareholders and average ordinary shares outstanding for the effects of the potential conversion into equity instruments of all convertible notes held by the Company at year-end.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of condensed interim financial statements in accordance with the IFRS-based accounting framework established by the Argentine Central Bank requires the use of certain significant accounting estimates.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company has identified the following areas which involve a higher degree of judgment or complexity, or the areas in which the assumptions and estimates are material for the condensed interim financial statements, as essential to understanding the underlying accounting/financial reporting risks.

a.         IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with definite useful life and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Company monitors the conditions associated with these assets to determine whether the events and circumstances warrant a review of the remaining amortization or depreciation term and whether there are factors or circumstances indicating impairment in the value of the asset which might not be recoverable.

Identifying the indicators of impairment of property, plant and equipment and intangible assets requires the use of judgment. The Group has concluded that there were no indicators of impairment for any of the periods reported in its separate condensed interim financial statements.

b.         INCOME TAX AND DEFERRED TAX

The assessment of current and deferred tax assets and liabilities requires a significant level of judgment. Current income tax is accounted for according to the amounts expected to be paid, while deferred income tax is accounted for on the basis of the temporary differences between the carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of reversal of such differences.

A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on management’s assumptions about the amounts and timing of such future taxable income. Then, management needs to determine whether deferred tax assets are likely to be used and offset against future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.

NOTE 3. TRANSITION TO IFRS

3.1.         REQUIREMENTS FOR THE TRANSITION TO IFRS

The following is a reconciliation between the shareholders’ equity, income statement and other comprehensive income amounts related to the separate financial statements issued according to the accounting framework prior to the transition date (January 1, 2017), the adoption date (December 31, 2017) and the closing date of the comparative period (June 30, 2017) and the amounts presented according to the IFRS-based accounting framework (see Note 1.1) in these separate condensed interim financial statements, as well as the effects of adjustments to cash flows.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Separate Balance Sheet	Prior Accounting Framework 01.01.17	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework 01.01.17
ASSETS
Cash and Bank Deposits	320	2,724	-		3,044
Government and Private Securities	138,547	(138,547)	-		-
Loans and Other Financing Activities	-	2,853	-		2,853
Other Receivables Resulting from Financial Brokerage	24,432	(24,432)	-		-
Investments in Subsidiaries, Associates and Joint Ventures	20,544,691	(36,480)	2,845,868	(a)	23,354,079
Miscellaneous Receivables	39,292	(39,292)	-		-
Intangible Assets	5,642	-	(5,642)		-
Fair Value Debt Securities with Changes to Income	-	138,547	(474)		138,073
Other Financial Assets	-	27,732	-		27,732
Current Income Tax Assets	-	2,518	-		2,518
Other Non-Financial Assets	-	27,912	-		27,912
Non-Current Assets Held for Sale	-	36,465	-		36,465
TOTAL ASSETS	20,752,924	-	2,839,752		23,592,676
LIABILITIES
Other Liabilities Resulting from Financial Brokerage	363,956	(363,956)	-		-
Miscellaneous Liabilities	36,268	(36,268)	-		-
Notes Issued	-	363,957	(3,265)		360,692
Other Non-Financial Liabilities	-	36,267	-		36,267
TOTAL LIABILITIES	400,224	-	(3,265)		396,959
SHAREHOLDERS’ EQUITY
Capital, Contributions and Reserves	14,334,823	-	-		14,334,823
Other Accumulated Comprehensive Income	-	-	284,182		284,182
Retained Income	6,017,877	-	2,558,835		8,576,712
TOTAL SHAREHOLDERS’ EQUITY	20,352,700	-	2,843,017		23,195,717
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,752,924	-	2,839,752		23,592,676

Separate Balance Sheet	Argentine Central Bank 06.30.17	Reclassifications	IFRS Adjustments	Ref.	IFRS 06.30.17
ASSETS
Cash and Bank Deposits	2,836	-	21		2,857
Government and Private Securities	2,988	(2,988)	-		-
Other Receivables Resulting from Financial Brokerage	-	-	-		-
Investments in Subsidiaries, Associates and Joint Ventures	23,855,021	(28,967)	2,878,861	(a)	26,704,915
Miscellaneous Receivables	28,048	(28,048)	-		-
Intangible Assets	806	-	(806)		-
Other Financial Assets	-	24,098	-		24,098
Loans and Other Financing Activities	-	2,988	-		2,988
Current Income Tax Assets	-	3,036	-		3,036
Other Non-Financial Assets	-	914	-		914
Non-Current Assets Held for Sale	-	28,967	-		28,967
TOTAL ASSETS	23,889,699	-	2,878,076		26,767,775
LIABILITIES
Other Liabilities Resulting from Financial Brokerage	330,739	(330,739)	-		-
Miscellaneous Liabilities	9,929	(9,929)	-		-
Loans from the Argentine Central Bank and Other Financial Institutions	-	49,297	-		49,297
Notes Issued	-	281,442	(1,314)		280,128
Other Non-Financial Liabilities	-	9,929	-		9,929
TOTAL LIABILITIES	340,668	-	(1,314)		339,354
SHAREHOLDERS’ EQUITY
Capital, Contributions and Reserves	20,112,700	-	-		20,112,700
Other Accumulated Comprehensive Income	-	-	101,489		101,489
Retained Income	3,436,331	-	2,777,901		6,214,232
TOTAL SHAREHOLDERS’ EQUITY	23,549,031	-	2,879,390		26,428,421
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,889,699	-	2,878,076		26,767,775

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Separate Balance Sheet	Prior Accounting Framework 12.31.17	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework 12.31.17

ASSETS

Cash and Bank Deposits	364	3,324	-		3,688
Government and Private Securities	1,565,669	(1,565,669)	-		-
Loans and Other Financing Activities	-	19,713	-		19,713
Other Receivables Resulting from Financial Brokerage	109,043	(109,043)	-		-
Investments in Subsidiaries, Associates and Joint Ventures	37,641,519	(28,967)	2,866,869	(a)	40,479,421
Miscellaneous Receivables	4,199	(4,199)	-		-
Property, Plant and Equipment	1,827	-	-		1,827
Fair Value Debt Securities with Changes to Income	-	1,565,669	-		1,565,669
Derivative Instruments	-	11,638	-		11,638
Other Financial Assets	-	74,367	-		74,367
Current Income Tax Assets	-	8,076	-		8,076
Other Non-Financial Assets	-	1,793	-		1,793
Non-Current Assets Held for Sale		28,965	-		28,965
TOTAL ASSETS	39,322,621	5,667	2,866,869		42,195,157
LIABILITIES
Miscellaneous Liabilities	22,416	(22,416)	-		-
Current Income Tax Liabilities	-	14,941	-		14,941
Deferred Income Tax Liabilities	-	1,176	-		1,176
Other Non-Financial Liabilities	-	11,966	-		11,966
TOTAL LIABILITIES	22,416	5,667			28,083
SHAREHOLDERS’ EQUITY
Capital, Contributions and Reserves	30,970,736	-	-		30,970,736
Other Accumulated Comprehensive Income	-	-	17,279		17,279
Retained Income	8,329,469	-	2,849,590		11,179,059
TOTAL SHAREHOLDERS’ EQUITY	39,300,205	-	2,866,869		42,167,074
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,322,621	5,667	2,866,869		42,195,157

Separate Income Statement	Prior Accounting Framework	Reclassifications	IFRS Adjustments	Ref.	IFRS-based Accounting Framework
	06.30.17				06.30.17

Financial Income	14,010	(14,010)	-		-
Financial Expenses	(33,721)	33,721	-		-
Loan Loss Provisions	-	(121)	-		(121)
Administrative Expenses	(59,908)	26,339	4,887		(28,732)
Miscellaneous Income	3,516,092	(3,516,092)	-		-
Miscellaneous Losses	(141)	141	-		-
Interest Income	-	6	-		6
Interest Expense	-	(37,546)	1,930		(35,616)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	13,919	473		14,392
Exchange Rate Differences on Gold and Foreign Currency	-	85	-		85
Other Operating Income	-	14	-		14
Employee Benefits	-	(26,323)	-		(26,323)
Depreciation and Impairment of Assets	-	(17)	-		(17)
Other Operating Expenses	-	(62)	-		(62)
Income (Loss) for Subsidiaries	-	3,516,077	215,694	(a)	3,731,771
Net Income (Loss) for the Period	3,436,332	(3,869)	222,934		3,655,397
Other Comprehensive Income	-	-	(182,693)		(182,693)
Total Comprehensive Income (Loss)	3,436,332	(3,863)	40,241		3,472,704

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Adjustments to Arrive to Cash and Cash Equivalents as of 06.30.17:

Cash and Cash Equivalents	Prior Accounting Framework	Adjustments	IFRS-based Accounting Framework

Cash and Bank Deposits	5,845	-	5,845
Total	5,845	-	5,845

Classification of Cash Flows as of 06.30.17	Prior Accounting Framework	Adjustments	IFRS-based Accounting Framework
Operating Activities	(53,065)	12,829	(40,236)
Investing Activities	189,284	939	190,223
Financing Activities	(293,673)	(13,209)	(306,882)
Effect of Changes in the Exchange Rate	-	(85)	(85)
Total	(157,454)	474	(156,980)

Operating Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	(53,065)
Changes in Net Operating Assets and Liabilities	12,829
Total	(40,236)

Investing Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	189,284
Purchase of Vehicles that Have Not Been Added Yet	939
Total	190,223

Financing Activities	Prior Accounting Framework
Cash Flow According to Prior Accounting Framework	(293,673)
Payment of Interest, Net, According to the Prior Accounting Framework	(13,209)
Total	(306,882)

3.2.         OPTIONAL EXEMPTIONS TO IFRS

IFRS 1 allows entities that adopt IFRS for the first time to consider certain one-time exceptions. Such exceptions have been established by the IASB to make the first application of certain IFRS simpler, eliminating the mandatory nature of their retrospective application.

Below are the optional exemptions applicable to the Group under IFRS 1:

-	Business Combinations: The Company has opted for not applying IFRS 3 “Business Combinations” retrospectively for business combinations prior to the date of transition to IFRS.

The Company has not made use of other exemptions available in IFRS 1.

3.3.         MANDATORY EXCEPTIONS TO IFRS

Below are the mandatory exceptions applicable to the Company under IFRS 1:

1.

Estimates: The estimates made according to the IFRS-based accounting framework as of January 1, 2017 (date of transition to IFRS) are consistent with the estimates made as of the same date according to the Argentine Central Bank’s accounting standards, considering what is described in Note 1 (non-application of the impairment chapter of IFRS 9).

2.

Accounting derecognition of financial assets and liabilities: The Company applied the criteria of accounting derecognition of financial assets and liabilities under IFRS 9 prospectively for transactions occurring after January 1, 2017.

3.

Classification and measurement of financial assets: The Company has considered the existing events and circumstances as of January 1, 2017 in its evaluation of whether the financial assets meet the characteristics to be classified as assets measured at amortized cost or at fair value with changes in profit or loss or at fair value with changes in other comprehensive income.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

4.	Other mandatory exceptions established by IFRS 1 that have not been applied due to immateriality to the Group are:
-	Hedge accounting
-	Non-controlling interests
-	Embedded derivatives
-	Government loans

3.4.         RECONCILIATIONS REQUIRED

The following are the most significant adjustments made by applying the IFRS-based accounting framework, which were made to amounts recognized under the prior accounting framework, and are detailed in point 3.1.

(a)

Investments in Subsidiaries, Associates and Joint Ventures: Upon applying the equity method, subsidiaries’ financial statements have been used. If applicable, the shareholders’ equity arising from the financial statements has been adjusted by the effect the application of the IFRS-based accounting framework has had thereon.

NOTE 4. FAIR VALUES

The Company classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as, publicly-traded derivatives, notes or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies the least extent possible on the Group’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2.

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted equity instruments.

The Group’s financial instruments measured at fair value at period-end are as follows:

Instruments Portfolio as of 06.30.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
- Argentine Central Bank’s Bills	346,290	-	-
- Other Financial Assets	817	-	-
Total	347,107	-	-

The Group’s policy is to recognize transfers among the Fair Value levels only as of the year-end dates, there being no changes in relation to the financial instruments held in portfolio as of December 31, 2017.

Derivative Instruments

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (“MAE”) and Rosario Futures Exchange (“ROFEX”) have trading environments for the closing, recording and settlement of forward financial transactions carried out among its agents, including the Bank. These transactions are generally settled without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The transactions are recorded in Off-Balance Sheet Items for the notional value traded. The accrued balances pending settlement are disclosed in the “Derivative Instruments” line of Assets and/or Liabilities, as the case may be.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The amounts of transactions conducted as of the dates indicated below are as follows:

	Underlying Asset	Type of Settlement	06.30.18	12.31.17
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign Currency	Daily Difference	-	919,936

Other Financial Assets

Other Financial Assets break down as follows as of the dates indicated below:

Item	06.30.18	12.31.17
Listed Mutual Funds	802	74,367
Total	802	74,367

NOTE 5. EQUITY INVESTMENTS AND RELATED PARTIES

5.1.         EQUITY INVESTMENTS

5.1.1.         Equity Investments in Subsidiaries

The basic information regarding subsidiaries is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	06.30.18	12.31.17	06.30.18	12.31.17
Banco de Galicia y Buenos Aires S.A.	795,973,974	795,973,974	100.00	100.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Net Investment S.A. (in Liquidation)(*)	-	12,000	-	100.00
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjetas Regionales S.A.	894,552,668	829,886,209	83.00	77.00

  (*) The final distribution was paid out on January 9, 2018.

	06.30.18(*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	379,668,704	343,228,396	36,440,308	3,924,059
Galicia Administradora de Fondos S.A.	428,440	111,660	316,780	294,236
Galicia Valores S.A.	203,775	18,613	185,162	32,782
Galicia Warrants S.A.	120,412	27,267	93,145	21,964
Sudamericana Holding S.A.	1,287,419	25,850	1,261,569	523,576
Tarjetas Regionales S.A.	9,554,442	38,532	9,515,910	1,525,028
(*) The balances are related to accounts that arise from each subsidiary’s separate financial statements for publication.
	12.31.17(*)			06.30.17
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	294,388,537	255,407,747	38,980,790	3,353,511
Galicia Administradora de Fondos S.A.	648,287	188,086	460,201	192,654
Galicia Valores S.A.	175,436	23,056	152,380	45,483
Galicia Warrants S.A.	99,261	27,736	71,525	5,634
Net Investment S.A. (in Liquidation)(**)	283	-	283	17
Sudamericana Holding S.A.(*)	1,002,635	14,248	988,387	533,762

  (*) The balances are related to accounts that arise from each subsidiary’s separate financial statements for publication.

  (**) The final distribution was paid out on January 9, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

5.2.2.        Related Parties

Related parties are considered to be all entities that directly, or indirectly through other entities, have control over another, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Company controls another entity when it has power over other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Company has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Company has significant influence where it has the power and influence on another entity’s financial and operating decisions, but cannot exert control over such entity. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Company or its subsidiaries are considered to have significant influence.

To determine those situations, not only are legal aspects observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Company’s management (including the Board of Directors and Managers), as well as the entities over which the key personnel may have significant influence or control, are considered related parties.

Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Autonomous City of Buenos Aires - Argentina	19.71%

Key Personnel’s Compensation

The compensation earned by the Company’s key personnel as of June 30, 2018 and December 31, 2017 amounts to $35,067 and $39,000, respectively.

Key Personnel’s Structure

Key personnel’s structure as of the dates indicated below is as follows:

	06.30.18	12.31.17
Directors	9	9
Total	9	9

Related Party Transactions

The Company has not been a party to or performed transactions or granted loans to:

(i)	The companies that directly or indirectly, through one or more intermediaries, control or are controlled by the Company.
(ii)	Associates (i.e., a consolidated company on which the Company has significant influence or that has a significant influence on the Company).
(iii)

Persons who directly or indirectly have an equity investment with voting power at the Company with significant influence on the Company and, as the case may be, the person’s ancestors, descendants, spouses or siblings (i.e., close relatives who may have influence or may be influenced by that person in their relationships with the Company).

(iv)	Key management personnel.
(v)

Companies with a substantial interest and whose ownership is held by any of the persons described in (iii) or (iv) and/or that are capable of having a significant influence on the Company. For the purposes of this paragraph, it includes companies owned by the directors or majority shareholders of the Company that have a key management member in common with the Company, as applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Corporations Section 33 of General Corporations Law

The transactions performed with subsidiaries as of the indicated dates are as follows:

Banco de Galicia y Buenos Aires S.A.	06.30.18	12.31.17
Assets
Cash and Bank Deposits	467	473
Derivative Instruments	-	11,638
Total	467	12,111
Liabilities
Other Non-Financial Liabilities	-	342
Total	-	342
Income (Loss)
Interest Expense	-	(10,653)
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	11,638
Administrative Expenses	(2,153)	(3,815)
Total	(2,153)	(2,830)

NOTE 6. INFORMATION ABOUT THE SHAREHOLDERS’ EQUITY AND THE STATEMENT OF CASH FLOWS

6.1.       CAPITAL STOCK

The capital stock structure as of the dates indicated below is as follows:

	Face Value	Restated
Balances as of 01.01.17	1,300,265	1,578,396
Capital Increase	126,500	126,500
Balances as of 12.31.17	1,426,765	1,704,896
Balances as of 06.30.18	1,426,765	1,704,896

At the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on August 15, 2017, the shareholders decided to approve an increase in capital stock by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of US $5 each. On September 29, 2017, such shares were issued and paid.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded an additional 16,500,004 Class “B” shares at a price of US $5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383, and the expenses related thereto amounted to $146,346 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

6.2.       EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	06.30.18	06.30.17
Income Attributable to the Group’s Shareholders	5,786,805	3,655,397
Weighted-Average of Ordinary Shares Outstanding (Thousands)	1,426,765	1,300,265
Earnings per Share	4.06	2.81

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

6.3.       STATEMENT OF CASH FLOWS

Cash and cash equivalents break down as follows:

Cash and Cash Equivalents	06.30.18	12.31.17	06.30.17	01.01.17
Cash and Bank Deposits	5,331	3,668	2,857	1,409
Argentine Central Bank’s Bills Maturing within up to 90 Days	346,290	1,565,669	-	138,074
Mutual Funds	802	74,367	-	18,854
Sundry Debtors	15	-	-	-
Overnight Placements in Banks Abroad	22,512	19,713	2,988	4,488
Total Cash and Cash Equivalents	374,950	1,663,417	5,845	162,825

NOTE 7. NON-FINANCIAL ASSETS

7.1.        PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

7.2.        OTHER NON-FINANCIAL ASSETS

The breakdown of the account as of the indicated dates was as follows:

	06.30.18	12.31.17
Value Added Tax – Tax Credit	135	986
Payments in Advance	742	805
Others	-	2
Total	877	1,793

7.3.        NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Company has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	06.30.18	12.31.17
Equity Investments
Compañía Financiera Argentina S.A.	-	28,965
Total	-	28,965

On January 12, 2017, the Company accepted an offer made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. to buy its whole minority interest in Compañía Financiera Argentina S.A. The sale of the shares in both companies was consummated on February 2, 2018, with the new holders having been registered in each of these companies’ books. The sale price was subject to the buyers’ consent, who were entitled to raise objections for a term of up to 45 consecutive days to be counted as from January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. was completed, establishing a final price of $30,771. The proceeds from the sale of Compañía Financiera Argentina S.A. amounted to $1,804. The income tax impact for discontinued operations is disclosed separately in the “Income Tax from Discontinued Activities” account, which amounts to $989 as of June 30, 2018.

NOTE 8. OTHER DISCLOSURES REQUIRED BY IFRS

8.1.        OPERATING LEASES

The Company records contractual obligations derived from the lease of administrative offices. The estimated future lease payments in connection thereof are as follows:

Year	US$
2018	13
2019	27
2020	27
2021	27
2022	13

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

8.2.        INCOME TAX

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income as of the dates indicated below:

	06.30.18	06.30.17
Income for the Period Before Income Tax	5,805,479	3,655,397
Effective Tax Rate	30%	35%
Income for the Period at the Tax Rate	1,741,644	1,279,389
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Investments	(1,727,599)	(1,308,561)
- Other Non-Deductible Expenses	2,175	943
- Allowance for Impairment of Value	1,888	27,348
- Others	560	881
Law 27430 Adjustment	6	-
Total Income Tax Charge for the Period (*)	18,674	-

  (*) The total includes the balance related to discontinued operations.

	06.30.18	06.30.17
Current Tax	25,319	-
Deferred Tax Charge	(9,672)	(27,348)
Allowance for Impairment	1,888	27,348
Adjustment to 2017 Tax Return	1,139	-
Total Income Tax Charge	18,674	-

Changes in deferred income tax assets and liabilities are as follows:

Items	Balances as of 12.31.17	Expiration of Tax Loss Carry- forwards	Charge to Income	Allowance for Impairment	Others	Balances as of 06.30.18
Deferred Tax Assets
Tax Loss Carry-Forwards	5,226	(5,226)	6,692	(3,765)	3,057	5,984
Equity Investments in Subsidiaries	3,301	-	(3,301)	-	-	-
Allowances	251	-	-	-	-	251
Employee Benefits	128	-	46	-	-	174
Total Deferred Tax Assets	8,906	(5,226)	3,437	(3,765)	3,057	6,409
Deferred Tax Liabilities
Debt Securities	-	-	824	-	(824)	-
Property, Plant and Equipment	(29)	-	(29)	-	-	(58)
Other Financial Assets	1,477	-	(1,476)	-	(1)	-
Directors’ Fees	-	-	(4,054)	-	4,054	-
Others	1,531	-	(1,500)	-	(1,459)	(1,428)
Total Deferred Tax Liabilities	2,979	-	(6,235)	-	1,770	(1,486)
Total, Net	5,927	(5,226)	9,672	(3,765)	1,287	7,895

The Company set a provision for the deferred tax asset as of June 30, 2018 and December 31, 2017 amounting to $3,765 and $7,103, respectively, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

-

Income Tax Rate: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for the fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for the fiscal years commencing on, and including, January 1, 2020.

-

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during the fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during the fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

-

Optional Tax Revaluation: Regulations establish that, at the companies’ option, the tax revaluation of assets located in the country and that are used for generating taxable income may be made. The special tax on the revaluation amount depends on the asset: 8% for real estate that does not qualify as inventory, 15% for real estate that qualifies as inventory, and 10% for personal property and the remaining assets. Once the option for a given asset is exercised, all the other assets of the same category should be revalued. Taxable income resulting from the revaluation is not subject to income tax and the special tax on the revaluation amount will not be deductible from such tax.

NOTE 9. INCOME STATEMENT BREAKDOWN

The income statement as of the dates indicated below breaks down as follows:

Interest Income	06.30.18	06.30.17
On Cash and Bank Deposits	162	6
Total	162	6

Interest Expense	06.30.18	06.30.17
For Interest on Notes Issued	-	35,616
Total	-	35,616

Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income	06.30.18	06.30.17
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (Loss) from Government Securities	98,923	13,891
Income (Loss) from Mutual Funds	6,555	501
Income (Loss) from Derivative Instruments	(13,108)	-
Total	92,370	14,392

Employee Benefits	06.30.18	06.30.17
Salaries	1,379	2,130
Social Security Contributions on Salaries	271	496
Severance Payments and Personnel Bonuses	126	23,495
Services to Personnel and Others	178	202
Total	1,954	26,323

Administrative Expenses	06.30.18	06.30.17
Fees and Compensation for Services	8,359	5,793
Directors’ and Syndics’ Fees	46,650	17,800
Advertising, Promotion and Research Expenses	5	8
Taxes and Assessments	8,328	3,432
Electricity and Communications	-	25
Entertainment and Transportation Expenses	158	11
Stationery and Office Supplies	384	-
Administrative Services Hired	398	303
Insurance	305	185
Others(*)	9,292	1,175
Total	73,879	28,732
(*) As of June 30, 2018, the balance includes $6,796 for issuance expenses related to the capital increase, non-deductible from additional paid-in capital.
Depreciation and Impairment of Assets	06.30.18	06.30.17
Depreciation of Property, Plant and Equipment	120	17
Total	120	17

Other Operating Income	06.30.18	06.30.17
Others	6	14
Total	6	14

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Other Operating Expenses	06.30.18	06.30.17
Turnover Tax	481	55
Others	-	7
Total	481	62

NOTE 10. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

10.1.        ISSUANCE OF NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount(*)	Type of Note	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16,113 dated 04.29.09 and extended through Resolution No. 17,343 dated 05.08.14 Authorization of the increase, Resolution No. 17,064 dated 04.25.13

  (*) Or its equivalent in any other currency.

As of June 30, 2018 and December 31, 2017, the Company had not issued any notes.

10.2.        RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the applicable fiscal year, until 20% of the capital stock is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

10.3.        CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

The Company’s Board of Directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding the total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the committees provide the Board of Directors with information, and the Board gets to know the decisions of each committee. Appropriate matters are transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations contains three independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Basic Holding Structure

The Company is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, the Bank, in which the Company has a controlling equity interest, stands out, being the Company’s main asset. The Bank, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, the Bank can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to the Bank as the controlling company.

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, it is noteworthy that the Company is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

The Company has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how an employee should act upon identifying a breach of the Code of Ethics.

10.4.          COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

10.4.1.        Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., the Bank has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of June 30, 2018, the Bank’s shareholders’ equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $28,000, with a minimum liquidity requirement of $14,000, which the Bank paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $18,623.

Moreover, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.’s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders’ equity required to act in this agent’s category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of June 30, 2018, the minimum liquidity is made up of a sight account opened at the Bank in the amount of US $250.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED ON JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

10.4.2.        Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DOLARES I” and “FIMA RENTA DOLARES II” funds, as of June 30, 2018, the Bank holds a total of 10,557,117,683 units under custody for a market value of $73,003,094, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $67,972,574 and $37,337,855, respectively.

The balances of the mutual funds as of the dates indicated below are detailed as follows:

Mutual Fund	06.30.18	12.31.17	01.01.17
FIMA Acciones	433,401	412,803	117,805
FIMA P.B. Acciones	1,184,610	1,143,324	305,310
FIMA Renta en pesos	563,044	525,826	239,066
FIMA Ahorro pesos	16,786,441	20,823,171	15,955,347
FIMA Renta Plus	347,499	369,949	247,293
FIMA Premium	19,977,028	10,098,362	7,130,327
FIMA Ahorro Plus	12,390,380	17,238,677	10,194,730
FIMA Capital Plus	400,133	379,178	561,800
FIMA Abierto PyMES	295,053	264,206	187,124
FIMA Mix I	237,764	164,890	151,487
FIMA Renta Dólares I (*)	15,310,935	12,384,341	2,245,266
FIMA Renta Dólares II (*)	5,076,806	4,167,847	2,300
Total	73,003,094	67,972,574	37,337,855

  (*) Stated at the reference exchange rate of the U.S. dollar set by the Argentine Central Bank. See Note 1.7. (b).

All the transactions detailed above are recorded in off-balance sheet items - securities held in custody.

The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:

- power over the trust to run material activities;

- exposure or right to variable returns;

- capacity to have influence on the amount of returns to be received for the involvement.

10.4.3.        Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., the Bank notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			06.30.18	12.31.17
FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME
Argentine:
Argentine Central Bank’s Bills		Level 1	346,290	1,565,669	-	-	346,290

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Period	At Period-end	06.30.18	12.31.17
Measurement at Cost Vehicles	1,952	5	-	-	-	125	-	120	245	1,707	1,827
Total	1,952		-	-	-	125	-	120	245	1,707	1,827

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Period	At Period-end	12.31.17	12.31.16
Measurement at Cost Vehicles	-	5	1,952	-	-	-	-	125	125	1,827	-
Total	-		1,952	-	-	-	-	125	125	1,827	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2018 AND ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Head Office	06.30.18	06.30.18
Items	and						12.31.17
	Argentine		Dollar	Euro	Real	Others
	Branches
ASSETS
Cash and Bank Deposits	5,039	5,039	5,039	-	-	-	3,324
Loans and Other Financing Activities	22,512	22,512	22,512	-	-	-	19,713
Non-Financial Public Sector	-	-	-	-	-	-	-
Argentine Central Bank	-	-	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-	-
To the Non-Financial Private Sector and Residents Abroad	22,512	22,512	22,512	-	-	-	19,713
TOTAL ASSETS	27,551	27,551	27,551	-	-	-	23,037
LIABILITIES				-	-	-
Other Non-Financial Liabilities	5,821	5,821	5,821	-	-	-	5,753
TOTAL LIABILITIES	5,821	5,821	5,821	-	-	-	5,753

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

The following information as of December 31, 2017 has been prepared in accordance with the accounting framework set forth by the Argentine Central Bank and is required to understand these separate condensed interim financial statements.

1.        CASH AND BANK DEPOSITS

Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. In order for a financial investment to be classified as a cash equivalent, it should be readily convertible into a certain amount of cash and its risk of changes in value should be immaterial. Accordingly, an investment will be so classified as a cash equivalent if it matures within three months or less from the acquisition date. Equity interests are excluded from cash equivalents.

The table below shows a breakdown of items comprising cash and cash equivalents:

	12.31.17	01.01.17

Cash and Bank Deposits	3,688	1,409
Argentine Central Bank’s Bills Maturing within up to 90 Days	1,565,669	138,074
Mutual Funds	74,367	18,854
Overnight Placements in Banks Abroad	19,713	4,488
Total Cash and Cash Equivalents	1,663,437	162,825

2.        FINANCIAL INSTRUMENTS

As of the dates indicated below, the Group maintains the following portfolios of financial instruments:

Instruments Portfolio	Fair Value with Changes in Profit or Loss
	12.31.17	01.01.17

Assets

Argentine Central Bank’s Bills	1,565,669	138,073
Other Financial Assets	74,367	27,732
	1,640,036	165,805

3.        FAIR VALUES

The Company classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

The Company’s financial instruments measured at fair value as of the dates indicated below are as follows:

Instruments Portfolio as of 12.31.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Argentine Central Bank’s Bills	1,565,669	-	-
Other Financial Assets	74,367	-	-
Total	1,640,036	-	-

Instruments Portfolio as of 12.01.17	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Argentine Central Bank’s Bills	138,073	-	-
Other Financial Assets	27,732	-	-
Total	165,805	-	-

Valuation techniques are detailed in Note 4.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

4.        OTHER FINANCIAL ASSETS

Other Financial Assets break down as follows as of the indicated dates:

	12.31.17	01.01.17
Listed Mutual Funds	74,367	18,854
Others	-	8,878
Total	74,367	27,732

5.	EQUITY INVESTMENTS IN SUBSIDIARIES

Investments valued at the equity method are as follows:

Company	Equity Investment %	Place of Business	12.31.17	01.01.17
Banco de Galicia y Buenos Aires S.A.	100.00	Autonomous City of Buenos Aires	38,980,790	22,083,983
Galicia Administradora de Fondos S.A.	100.00	Autonomous City of Buenos Aires	437,190	196,398
Galicia Valores S.A.	100.00	Autonomous City of Buenos Aires	1,524	-
Galicia Warrants S.A.	100.00	Autonomous City of Buenos Aires	145,001	137,940
Net Investment S.A. (in Liquidation)(*)	100.00	Autonomous City of Buenos Aires	248	226
Sudamericana Holding S.A.	100.00	Autonomous City of Buenos Aires	914,668	935,532

(*) The final distribution was paid out on January 9, 2018.

The changes occurred during fiscal year 2017 in such investments are as follows:

Company	Balance as of 01.01.17	Capital Contributions / Purchases	Dividends Received	Other Comprehensive Income Items	Share of Profit (Loss) for the Year	Balance as of 12.31.17
Banco de Galicia y Buenos Aires S.A.	22,083,983	10,000,000	-	(280,566)	7,177,373	38,980,790
Galicia Administradora de Fondos S.A.	196,398	-	(187,008)	-	427,800	437,190
Galicia Valores S.A.	-	907	-	-	617	1,524
Galicia Warrants S.A.	137,940	-	(15,750)	-	22,811	145,001
Net Investment S.A. (in Liquidation)	226	-	-	-	22	248
Sudamericana Holding S.A.	935,532	-	(439,250)	13,663	404,723	914,668

The assets, liabilities and income (loss) of subsidiaries, as they arise from their financial statements for publication, are as follows:

Company	12.31.17(*)
	Assets	Liabilities	Shareholders’ Equity	Income (Loss)
Banco de Galicia y Buenos Aires S.A.	294,388,537	255,407,747	38,980,790	6,914,843
Galicia Administradora de Fondos S.A.	648,287	188,086	460,201	450,316
Galicia Valores S.A.	175,436	23,056	152,380	69,644
Galicia Warrants S.A.	99,261	27,736	71,525	31,475
Net Investment S.A. (in Liquidation)	283	-	283	25
Sudamericana Holding S.A.(*)	1,002,635	14,248	988,387	250,384

(*) The balances are related to accounts that arise from each subsidiary’s separate financial statements for publication.

Cash and cash equivalents break down as follows:

Company	Cash	Cash Equivalents	Total
Banco de Galicia y Buenos Aires S.A.	58,460,898	25,623,182	84,084,080
Galicia Administradora de Fondos S.A.	12,327	-	12,327
Galicia Valores S.A.	6,783	142,141	148,924
Galicia Warrants S.A.	1,240	41,055	42,295
Net Investment S.A. (in Liquidation)	284	-	284
Sudamericana Holding S.A.	2,556	493,885	496,651

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

6.        PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

7.        DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in deferred income tax assets and liabilities during the fiscal year ended December 31, 2017 are as follows:

Items	Balances as of 01.01.17	Allowance for Impairment	Charge to Income (Loss)	Others	Balances as of 12.31.17
Deferred Tax Assets
Tax Loss Carry-Forwards	148,071	(7,103)	(143,054)	2,086	-
Equity Investments in Subsidiaries	-	-	3,301	-	3,301
Allowances	2,578	-	(2,327)	(1,877)	(1,626)
Employee Benefits	-	-	106	22	128
Total Deferred Tax Assets	150,649	(7,103)	(141,974)	231	1,803
Deferred Tax Liabilities
Property, Plant and Equipment	-	-	(29)	-	(29)
Other Financial Assets	451	-	779	247	1,477
Directors’ Fees	-	-	-	-	-
Others	27	-	1,520	(16)	1,531
Total Deferred Tax Liabilities	478	-	2,270	231	2,979
Total, Net	150,171	(7,103)	(144,244)	-	(1,176)

The Company set an allowance for impairment of the deferred tax asset as of December 31, 2017 and January 1, 2017 amounting to $7,103 and $150,171, respectively, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

8.        NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Company has classified the following assets as “Assets Held for Sale and Discontinued Operations” as of the dates indicated below:

	12.31.17	01.01.17
Equity Investments
Compañía Financiera Argentina S.A.	28,965	36,465
Total	28,965	36,465

On January 12, 2017, the Company’s Board of Directors accepted an offer to buy all treasury shares, made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. By virtue of Resolution No. 414, the Argentine Central Bank authorized such transaction.

The sale of shares took place on February 2, 2018. The sale price was subject to the buyers’ consent, who were entitled to raise objections for a term of up to 45 consecutive days to be counted as from January 29, 2018. On March 26, 2018, the sale of shares in Compañía Financiera Argentina S.A. was completed, establishing a final price of $30,771. The proceeds from the sale of Compañía Financiera Argentina S.A. amounted to $1,804. The income tax impact for discontinued operations is disclosed separately in the “Income Tax from Discontinued Activities” account, which amounts to $989 as of June 30, 2018.

9.        NOTES ISSUED

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount(*)	Type of Note	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16,113 dated 04.29.09 and extended through Resolution No. 17,343 dated 05.08.14 Authorization of the increase, Resolution No. 17,064 dated 04.25.13

(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

The Company had the following Unsubordinated Notes outstanding issued under the Global Programs detailed in the table above as of the indicated dates:

Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Carrying Amount(*)		Issuance Authorized by the C.N.V.
								12.31.17	01.01.17
01.30.14	$	V Series	$78,200	Simple	36 Months	01.31.17	Variable Badlar + 5.25%	-	81,454	04.25.13
10.23.14	$	VI Series II	$109,845	Simple	36 Months	10.23.17	Variable Badlar +4.25%	-	113,878	10.03.14
07.27.15	$	VII	$160,000	Simple	24 Months	07.27.17	(1)	-	165,360	07.16.15

(*) It includes principal and interest.

(**) Not convertible into shares.

(1) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.

10.        SHAREHOLDERS’ EQUITY STRUCTURE

	12.31.17	01.01.17
Capital Stock	1,426,765	1,300,265
Non-Capitalized Contributions	10,951,132	219,596
Capital Adjustment	278,131	278,131
Profit Reserves	18,314,708	12,536,831
Retained Income	2,558,835	-
Other Accumulated Comprehensive Income	17,279	284,182
Net Income for the Fiscal Year	8,620,224	8,576,712
Total Shareholders’ Equity	42,167,074	23,195,717

11.        EARNINGS PER SHARE

Earnings per share are calculated by dividing income for the fiscal year by the weighted average of outstanding common shares during the year. As the Company does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

12.31.17
Net Income for the Fiscal Year	8,620,224
Weighted-Average of Ordinary Shares Outstanding (Thousands)	1,332,617
Earnings per Share	6.47

12.        INTEREST INCOME

Interest Income	12.31.17
On Cash and Bank Deposits	52
On Private Securities	7,595
Total	7,647

13.        INTEREST EXPENSE

Interest Expense	12.31.17
On Other Financial Liabilities	45,163
Total	45,163

14.    EXPENSES BY FUNCTION AND NATURE

The Company presented its statements of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses.”

The table below provides the required additional information about expenses by nature and function:

Administrative Expenses	12.31.17
Fees and Compensation for Services	14,754
Directors’ and Syndics’ Fees	27,859
Advertising, Promotion and Research Expenses	49
Taxes and Assessments	11,584
Stationery and Office Supplies	640
Entertainment and Transportation Expenses	242
Administrative Services Hired	1,255
Insurance	440
Others	2,594
Total	59,417

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Depreciation and Impairment of Assets	12.31.17
Depreciation of Property, Plant and Equipment	125
Total	125

Other Operating Income	12.31.17
Others	4,956
Total	4,956

Other Operating Expenses	12.31.17
Turnover Tax	708
Total	708

15.    EMPLOYEE BENEFITS

The breakdown of the items disclosed under Employee Benefits as of December 31, 2017 were as follows:

12.31.17
Salaries	3,534
Social Security Contributions on Salaries	725
Severance Payments and Personnel Bonuses	23,534
Services to Personnel and Others	416
Total	28,209

16.    INCOME TAX

The following is a reconciliation of income tax charged to income as of December 31, 2017 to that which would result from applying the tax rate in force to book income.

12.31.17
Income for the Period Before Income Tax	8,636,341
Effective Tax Rate	35%
Income for the Period at the Tax Rate	3,022,719
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Investments	(2,811,666)
- Other Non-deductible Expenses	1,333
- Allowance for Impairment	(143,069)
- Others	(51,056)
Law 27430 Adjustment	(2,145)
Total Income Tax Charge for the Period	16,116

Current Tax	14,941
Deferred Tax Charge	144,244
Allowance for Impairment	(143,069)
Total Income Tax Charge	16,116

Tax Reform

On December 29, 2017, the National Executive Branch enacted Income Tax Law No. 27430. This law has introduced several changes to the previous income tax treatment. Some of the key changes involved in the reform include:

Income Tax Rates: The income tax rate for Argentine companies shall be gradually reduced from 35% to 30% for the fiscal years commencing on January 1, 2018 until December 31, 2019, and to 25% for the fiscal years commencing on, and including, January 1, 2020.

Tax on Dividends: The law has introduced a tax on dividends or profits distributed by Argentine companies or permanent establishments, among others, to individuals, undivided interests or foreign beneficiaries, subject to the following considerations: (i) dividends distributed out of the profits made during fiscal years commencing on January 1, 2018 until December 31, 2019 shall be subject to withholding at a 7% rate; and (ii) dividends distributed out of the profits made during fiscal years commencing on January 1, 2020 onwards shall be subject to withholding at a 13% rate.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION FOR THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

Dividends distributed from profits earned until the fiscal year before that commenced on January 1, 2018 shall remain subject, in respect of all beneficiaries, to withholding at the 35% rate on the amount in excess of tax-free distributable accumulated profits (equalization tax transition period).

17.	DIVIDENDS PER SHARE

Dividends paid in the 2017 fiscal year to the Group’s shareholders amounted to $240,000, accounting for $0.18 (figure stated in Pesos) per share.

18.	RISKS

Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (“Sarbanes Oxley”). Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

Market Risk

The following table shows a sensitivity analysis of income (loss) and shareholders’ equity to reasonable changes in exchange rates relative to the Company’s functional currency.

In 2017, the Group assigned a holding period to each instrument based on depth of market (previously, the time horizon was 10 sessions for the entire trading activities).

The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	23,037	-	-	23,037
Total	23,037	-	-	23,037

	Balances as of 01.01.17
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
U.S. Dollar	5,576	-	-	5,576
Total	5,576	-	-	5,576

		Balances as of 12.31.17		Balances as of 01.01.17
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
U.S. Dollar	10%	2,304	25,341	558	6,134
	-10%	(2,304)	20,733	(558)	5,018

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.	GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

a.	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

b.

SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS

None.

2.	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES INTO THE FOLLOWING CATEGORIES:

a.	PAST DUE

As of June 30, 2018 and December 31, 2017, the Company did not have any past due receivables or debts.

b.	WITHOUT DUE DATE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

c.	TO FALL DUE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

3.	CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

4.

BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4

See Note 5.2.2 Related Parties to the separate condensed interim financial statements.

5.	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of June 30, 2018 and December 31, 2017, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

6.	PHYSICAL INVENTORY OF INVENTORIES: FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES

As of June 30, 2018 and December 31, 2017, the Company did not have any inventories.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

7.	EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION

The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

8.	RECOVERABLE VALUES: CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS

See Notes 1 and 2 to the separate condensed interim financial statements.

9.	INSURANCE POLICIES FOR TANGIBLE ASSETS

As of June 30, 2018 and December 31, 2017, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 06.30.18	Book Value as of 06.30.18	Carrying Amount as of 12.31.17
Vehicles	Theft, Robbery, Fire or Total Loss	2,370	1,768	1,827

10.	POSITIVE AND NEGATIVE CONTINGENCIES:

a.	ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY

None.

b.

CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS

As of June 30, 2018 and December 31, 2017, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

11.	IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS: STATUS OF CAPITALIZATION ARRANGEMENTS

As of June 30, 2018 and December 31, 2017, there were no irrevocable contributions towards future share subscriptions.

12.	CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES

As of June 30, 2018 and December 31, 2017, there were no cumulative unpaid dividends on preferred shares.

13.

CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF RETAINED INCOME, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT

See Note 10.8 to the consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Schedules B, C, D.

2) See Schedules B, C, D.

3) See Note 1.12 to these consolidated condensed interim financial statements.

b) Inventories:

As of June 30, 2018 and December 31, 2017, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Note 1.12 to these consolidated condensed interim financial statements and Schedule B.

b) Inventories:

As of June 30, 2018 and December 31, 2017, the Company did not have any inventories.

c) Investments:

See Note 5 to the separate condensed interim financial statements.

d) Fixed Assets:

1) As of June 30, 2018 and December 31, 2017, the Company did not have any fixed assets that have been technically appraised.

2) As of June 30, 2018 and December 31, 2017, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.15, 3.5.1. and Schedule G.

2) As of June 30, 2018 and December 31, 2017, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Schedules D, I.

2) See Schedules B, D, I, R.

D. PROVISIONS

See Schedule J.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.5.b to these consolidated condensed interim financial statements.

See Schedule G.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

F. SHAREHOLDERS’ EQUITY

1) As of June 30, 2018 and December 31, 2017, the shareholders’ equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of June 30, 2018 and December 31, 2017, the Company had not set up any technical appraisal reserve, nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 5.2 and 3.4.1 to these consolidated condensed interim financial statements and Note 5 to the separate condensed financial statements.

3) As of June 30, 2018 and December 31, 2017, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 5.2 and 3.4.1 to these consolidated condensed interim financial statements and Note 5 to the separate condensed interim financial statements.

5) As of June 30, 2018 and December 31, 2017, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 06.30.18	Carrying Amount as of 06.30.18	Carrying Amount as of 12.31.17
Vehicles	Theft, Robbery, Fire or Total Loss	2,370	1,768	1,827

6) As of June 30, 2018 and December 31, 2017, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2018 and December 31, 2017, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, August 16, 2018

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter “the Entity”), which include the Consolidated Condensed Interim Balance Sheet as of June 30, 2018, the related Consolidated Condensed Interim Income Statement and Statement of Other Comprehensive Income for the three and six month periods ended June 30, 2018, and the Consolidated Condensed Interim Statement of Changes in Shareholders’ Equity and Cash Flows for the six month period then ended, as well as a summary of significant accounting policies and other explanatory information included in notes and schedules supplementing them.

The amounts and other information for fiscal year 2017, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in relation with those financial statements.

Management’s Responsibility

The Entity’s Board of Directors is responsible for the preparation and presentation of the consolidated condensed interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). As mentioned in Note 1.1 to the accompanying financial statements, such accounting framework is based on applying the International Financial Reporting Standards (IFRS) and, particularly, the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34), approved by the International Accounting Standards Board (IASB). Such standards were adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and by the B.C.R.A., and were used in preparing the financial statements, with the only temporary exception of point 5.5 “Impairment” of IFRS No. 9 “Financial Instruments”.

Scope of our Review

Our review was limited to the application of the procedures set forth in F.A.C.P.C.E.’s Technical Pronouncement No. 37 for the review of interim financial statements and the auditing standards issued by the B.C.R.A. for limited reviews. A review of interim financial statements mainly involves in making inquiries to the Entity’s staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. The scope of this review is substantially more limited than an audit examination performed according to Argentine Audit Standard, therefore, a review does not allow us to be certain that we shall be informed of all significant issues that may be identified during an audit. Therefore, we do not express an audit opinion on the Entity’s consolidated financial position, consolidated comprehensive income and consolidated cash flows.

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Conclusion

Based on our review, nothing has called our attention that would make us think that the consolidated condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all significant aspects, in accordance with the accounting framework established by the B.C.R.A.

Emphasis Paragraphs

Difference between the B.C.R.A. accounting reporting framework and the IFRS

Without changing our conclusion, we call the attention to Note 1.1 to the accompanying consolidated condensed interim financial statements, which describes the difference between the B.C.R.A.- and the IFRS-based accounting framework, considering that the application of Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” was temporarily excluded by the B.C.R.A. from the accounting framework applicable to financial institutions.

First fiscal year of IAS 34 application

Without changing our conclusion, we call the attention to Note 1.1, which states that the consolidated condensed interim financial statements mentioned in the first paragraph have been prepared according to the accounting framework established by the B.C.R.A., pursuant to IAS 34 (with the exception described in such note), being this the first fiscal year in which the Entity applies those standards. The effects of the changes generated by the application of this new accounting basis are disclosed in Note 3. Items and amounts included in the reconciliations contained in such note are subject to changes that may arise as a result of variations in the IFRS to be finally applied and shall only be deemed final when the annual financial statements for this fiscal year are prepared.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

a) The consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations;

b) The consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. as of June 30, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the B.C.R.A. and the National Securities Commission;

c) We have read the Informative Review, on which, insofar as concerns field of competence, we have no observations to make.

d) As of June 30, 2018, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $74,866.41, which was not yet due at that date.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A., the second one subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and complementary), represents 94.76% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset.

e.3)	89.65% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity interest in Banco de Galicia y Buenos Aires S.A. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) We have read the information included in Note 10.4.1 to the separate condensed interim financial statements as of June 30, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

Autonomous City of Buenos Aires, August 16, 2018.

PRICE WATERHOUSE & CO. S.R.L.

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

INDEPENDENT AUDITOR’S LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter “the Entity”), which include the Separate Condensed Interim Balance Sheet as of June 30, 2018, the related Separate Condensed Interim Income Statement and Statement of Other Comprehensive Income for the three and six month periods ended June 30, 2018, and the Separate Condensed Interim Statement of Changes in Shareholders’ Equity and Cash Flows for the six month period then ended, as well as a summary of significant accounting policies and other explanatory information included in notes and schedules supplementing them.

The amounts and other information for fiscal year 2017, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in relation with those financial statements.

Management’s Responsibility

The Entity’s Board of Directors is responsible for the preparation and presentation of the separate condensed interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). As mentioned in Note 1.1 to the accompanying financial statements, such accounting framework is based on applying the International Financial Reporting Standards (IFRS) and, particularly, the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34), approved by the International Accounting Standards Board (IASB). Such standards were adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and by the B.C.R.A., and were used in preparing the financial statements, with the only temporary exception of point 5.5 “Impairment” of IFRS No. 9 “Financial Instruments”.

Scope of our Review

Our review was limited to the application of the procedures set forth in F.A.C.P.C.E.’s Technical Pronouncement No. 37 for the review of interim financial statements and the auditing standards issued by the B.C.R.A. for limited reviews. A review of interim financial statements mainly involves in making inquiries to the Entity’s staff responsible for the preparation of the information included in the separate condensed interim financial statements and the performance of analytical procedures and other review procedures. The scope of this review is substantially more limited than an audit examination performed according to Argentine Audit Standard, therefore, a review does not allow us to be certain that we shall be informed of all significant issues that may be identified during an audit. Therefore, we do not express an audit opinion on the Entity’s separate financial position, separate comprehensive income and separate cash flows.

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Conclusion

Based on our review, nothing has called our attention that would make us think that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all significant aspects, in accordance with the accounting framework established by the B.C.R.A.

Emphasis Paragraphs

Difference between the B.C.R.A. accounting reporting framework and the IFRS

Without changing our conclusion, we call the attention to Note 1.1 to the accompanying separate condensed interim financial statements, which describes the difference between the B.C.R.A.- and the IFRS-based accounting framework, considering that the application of Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” was temporarily excluded by the B.C.R.A. from the accounting framework applicable to financial institutions.

First fiscal year of IAS 34 application

Without changing our conclusion, we call the attention to Note 1.1, which states that the separate condensed interim financial statements mentioned in the first paragraph have been prepared according to the accounting framework established by the B.C.R.A., pursuant to IAS 34 (with the exception described in such note), being this the first fiscal year in which the Entity applies those standards. The effects of the changes generated by the application of this new accounting basis are disclosed in Note 3. Items and amounts included in the reconciliations contained in such note are subject to changes that may arise as a result of variations in the IFRS to be finally applied and shall only be deemed final when the annual financial statements for this fiscal year are prepared.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

a) The separate condensed interim financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations;

b) The separate condensed interim financial statements of Grupo Financiero Galicia S.A. as of June 30, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the B.C.R.A. and the National Securities Commission;

c) We have read the additional information to the notes to separate condensed interim financial statements required by Title IV, Chapter III, Article 12 of the regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make.

d) As of June 30, 2018, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $74,866.41, which was not yet due at that date.

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities.

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A., the second one subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and complementary), represents 94.76% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset.

e.3)	89.65% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity interest in Banco de Galicia y Buenos Aires S.A. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) We have read the information included in Note 10.4.1 to the separate condensed interim financial statements as of June 30, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

Autonomous City of Buenos Aires, August 16, 2018.

PRICEWATERHOUSE & CO. S.R.L.

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of

GRUPO FINANCIERO GALICIA S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

DOCUMENTS EXAMINED

1.

In our capacity as Grupo Financiero Galicia S.A.’s syndics, we have reviewed the accompanying consolidated and separate condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter “the Entity”), which include:

•	The Condensed Interim Balance Sheet as of June 30, 2018.

•	The Condensed Interim Income Statement and Statement of Other Comprehensive Income for the three- and six month periods ended June 30, 2018.

•	The Condensed Interim Statement of Changes in Shareholders’ Equity and Cash Flows for the six month period then ended.

•	A summary of significant accounting policies and other explanatory information included in notes and schedules.

•	The Informative Review.

The amounts and other information for fiscal year 2017, and the related interim periods, are an integral part of the financial statements mentioned above and are disclosed to be exclusively construed in connection with the amounts and information for the current interim period.

MANAGEMENT’S RESPONSIBILITY REGARDING THE FINANCIAL STATEMENTS

2.

The Entity’s Board of Directors is responsible for the preparation and fair presentation of the financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.), and the internal control deemed necessary to allow for the preparation of the financial statements free from material misstatements. As mentioned in Note 1.1 to the accompanying consolidated and separate condensed interim financial statements, such accounting framework is based on applying the International Financial Reporting Standards (IFRS) and, particularly, the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34), as approved by the International Accounting Standards Board (IASB). Such standards were adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and by the B.C.R.A., and were used in preparing the financial statements, with the only temporary exception of point 5.5 “Impairment” of IFRS No. 9 “Financial Instruments”, which was temporarily excluded by the B.C.R.A. from the accounting framework applicable to financial institutions.

SYNDIC’S RESPONSIBILITY

3.	Our responsibility is to express a conclusion on the documents mentioned in paragraph 1., based on the reviews we conducted within the scope specified in paragraph 4.

4.

Our work was conducted in accordance with effective legal standards applicable to syndics and by those set out in Technical Pronouncement No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. These standards require that the review of the quarterly financial statements be conducted observing standards applicable to engagements for review of interim-period financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions entered in minutes conform to the law and the bylaws with respect to formal and documentary requirements. For purposes of our professional work on the documents detailed above, we have considered the review performed by the external auditor, Price Waterhouse & Co. S.R.L., who issued their unqualified limited review report on August 16, 2018, in accordance with auditing standards in force applicable to engagements for review of interim-period financial statements. Such review included verifying the work planning and the nature, scope and timing of the procedures applied and the results of the review performed by those professionals. The above-mentioned external auditors conducted their reviews in accordance with Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim-period financial statements and the auditing standards issued by the Argentine Central Bank (the B.C.R.A.) for limited reviews. A review of interim financial statements consists in making inquiries to the Entity’s staff, mainly those responsible for the financial and accounting matters and in performing analytic and other review procedures. The scope of this review is substantially more limited than that of an audit and, therefore, does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Given that it is not our responsibility to exercise any management control, the review did not extend to the business criteria and decisions of the different areas of the Entity, as these matters are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

CONCLUSION

•

Based on our reviews, with the scope described in point 4 above, and considering the external auditor’s review report, nothing has called our attention that would make us think that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

•	In compliance with the legality control that is part of our field of competence, we have no observations to make.

Without changing our conclusion:

i)

We call the attention to Note 1.1 to the accompanying consolidated and separate condensed interim financial statements, where we describe the difference between the B.C.R.A.- and the IFRS-based accounting framework, considering that the application of Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” was temporarily excluded by the B.C.R.A. from the accounting framework applicable to financial institutions.

ii)

We call the attention to Note 1.1, which states that the condensed interim financial statements mentioned in the first paragraph have been prepared according to the accounting framework established by the B.C.R.A., according to IAS 34 (with the exception described in such note), being this the first fiscal year in which the Entity applies those standards. The effects of changes resulting from applying this new accounting basis are presented in Note 3 to the consolidated and separate condensed interim financial statements. The items and figures included in the reconciliations contained in such notes are subject to changes that may result from changes in the IFRS to be finally applied and may only be considered to be final upon the preparation of the annual financial statements for this fiscal year.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We report that:

i)

The consolidated and separate condensed interim financial statements of Grupo Financiero Galicia S.A. as of June 30, 2018 have been transcribed to the “Inventory and Balance Sheet” book and are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the B.C.R.A. and the National Securities Commission.

ii)

The consolidated and separate condensed interim financial statements of Grupo Financiero Galicia S.A. as of June 30, 2018 stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

iii)

We have applied the procedures related to the laundering of assets from illegal activities and funding of terrorist activities set out in Resolution No. 420/11 of the Argentine Federation of Professional Councils in Economic Sciences

iv)

We have read the information included in Note 10.4.1 to the separate condensed interim financial statements as of June 30, 2018 regarding the requirements established by the National Securities Commission about the Minimum Shareholders’ Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

Buenos Aires, August 16, 2018.

Supervisory Syndics’ Committee